SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera, y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD SACIF y A
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the nine-month period ended March 31, 2014, and March 31, 2013,  filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2014 and June 30, 2013 and for the nine-month periods ended March 31, 2014 and 2013

Legal Information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Fiscal year N°: 81, beginning on July 1, 2013
Legal address: Moreno 877, 23rd floor – Ciudad Autónoma de Buenos Aires, Argentina
Company activity: Real state, agricultural, commercial and financial activities
Date of registration of the By-laws in the Public Registry of Commerce: February 19, 1937
Date of registration of last amendment of the by-laws in the Public Registry of Commerce: February 25, 2013
Expiration of Company charter: June 6, 2082
Common Stock subscribed, issued and paid up: 501,562,730 common shares.

Majority shareholder’s: Inversiones Financieras del Sur S.A.
Legal address: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay
Parent company Activity: Investment
Capital stock: 190,681,047 common shares

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,562,730	501,562,730

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2014 and June 30, 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	March 31, 2014	June 30, 2013
ASSETS
Non-current assets
Investment properties	10	4,542,668	4,179,901
Property, plant and equipment	11	2,348,998	1,841,454
Trading properties	12	208,068	182,553
Intangible assets	13	167,812	125,312
Biological assets	14	409,447	303,128
Investments in associates and joint ventures	8, 9	1,762,558	1,486,862
Deferred income tax assets	26	751,273	179,228
Income tax credit		233,648	198,871
Restricted assets	17	81,013	54,631
Trade and other receivables	18	417,903	291,430
Investment in financial assets	19	1,068,516	253,742
Derivative financial instruments	20	6,900	25,377
Total non-current assets		11,998,804	9,122,489
Current Assets
Trading properties	12	12,030	11,689
Biological assets	14	598,669	97,564
Inventories	15	264,703	252,376
Restricted assets	17	2,074	1,022
Income tax credit		5,919	4,779
Trade and other receivables	18	1,356,060	1,480,314
Investment in financial assets	19	499,273	385,585
Derivative financial instruments	20	20,108	7,321
Cash and cash equivalents	21	498,661	1,047,586
Total current assets		3,257,497	3,288,236
TOTAL ASSETS		15,256,301	12,410,725
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		496,562	496,562
Treasury stock		5,001	5,001
Inflation adjustment of share capital and treasury stock		65,425	65,425
Share premium		773,079	773,079
Share warrants		106,264	106,264
Cumulative translation adjustment		446,599	2,284
Changes in non-controlling interest		(10,804)	(21,996)
Equity-settled compensation		19,393	8,345
Legal reserve		81,616	46,835
Reserve for new developments		217,065	337,065
Special reserve		633,940	695,628
Retained earnings		(493,359)	(26,522)
Equity attributable to equity holders of the parent		2,340,781	2,487,970
Non-controlling interest		2,516,517	2,231,096
TOTAL SHAREHOLDERS’ EQUITY		4,857,298	4,719,066

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2014 and June 30, 2013 (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	March 31, 2014	June 30, 2013
LIABILITIES
Non-current liabilities
Trade and other payables	22	250,118	228,267
Borrowings	25	6,279,065	4,189,896
Deferred income tax liabilities	26	535,389	530,263
Derivative financial instruments	20	-	2,773
Payroll and social security liabilities	23	5,512	3,984
Provisions	24	196,781	71,626
Total non-current liabilities		7,266,865	5,026,809
Current liabilities
Trade and other payables	22	896,968	899,542
Income tax liabilities		81,925	92,182
Payroll and social security liabilities	23	110,599	120,835
Borrowings	25	1,992,789	1,527,390
Derivative financial instruments	20	32,218	8,691
Provisions	24	17,639	16,210
Total current liabilities		3,132,138	2,664,850
TOTAL LIABILITIES		10,399,003	7,691,659
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		15,256,301	12,410,725

Cresud S.A.C.I.F. y A.

By:	/s/ Fernando A. Elsztain
Director
Director Acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income
for the nine and three-month periods beginning on July 1st, 2013 and 2012 and January 1st, 2014 and 2013 and ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	2014	2013	2014	2013
Revenues	28	3,161,476	2,339,892	1,027,614	734,706
Costs	29	(2,665,314)	(2,115,959)	(903,568)	(693,836)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		955,724	733,526	531,216	274,097
Changes in the net realizable value of agricultural produce after harvest		(7,811)	7,044	1,406	233
Gross profit		1,444,075	964,503	656,668	315,200
Gain from disposal of investment properties		113,338	61,475	106,188	7,797
Gain from disposal of farmlands		-	53,988	-	-
General and administrative expenses	30	(351,629)	(260,911)	(115,515)	(78,661)
Selling expenses	30	(222,686)	(172,289)	(66,995)	(48,610)
Other operating results	32	(52,360)	106,468	(34,866)	584
Profit from operations		930,738	753,234	545,480	196,310
Share of profit of associates and joint ventures	8, 9	115,183	14,721	67,414	2,175
Profit from operations before financing and taxation		1,045,921	767,955	612,894	198,485
Finance income	33	275,329	144,797	157,688	54,757
Finance cost	33	(2,613,316)	(791,317)	(1,414,174)	(283,320)
Other financial results	33	406,580	172,506	282,979	113,766
Financial results, net	33	(1,931,407)	(474,014)	(973,507)	(114,797)
(Loss) / profit before income tax		(885,486)	293,941	(360,613)	83,688
Income tax expense	26	357,973	(30,747)	187,869	2,788
(Loss) / profit for the period		(527,513)	263,194	(172,744)	86,476

Attributable to:
Equity holders of the parent		(494,238)	84,491	(162,208)	23,731
Non-controlling interest		(33,275)	178,703	(10,536)	62,745

(Loss) / Profit per share attributable to equity holders of the parent during the period:
Basic		(0.68)	0.17	(0.01)	0.05
Diluted		(i) (0.68)	0.15	(i) (0.01)	0.04

(i)	Due to the loss for the period, there is no diluted effect on this result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the nine and three-month periods beginning on July 1st, 2013 and 2012 and January 1st, 2014 and 2013 and ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Nine months		Three months
	2014	2013	2014	2013
(Loss) / profit for the period	(527,513)	263,194	(172,744)	86,476
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Foreign exchange gain	912,423	216,408	575,477	(111)
Foreign exchange gain from associates and joint ventures	432	7,674	7,786	102,196
Other comprehensive income for the period (i)	912,855	224,082	583,263	102,085
Total comprehensive income for the period	385,342	487,276	410,519	188,561

Attributable to:
Equity holders of the parent	(49,923)	187,454	113,033	70,147
Non-controlling interest	435,265	299,822	297,486	118,414

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2014 and 2013
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock	Share premium	Share warrants	Subtotal	Changes in non-controlling interests	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance as of July 1, 2013	496,562	5,001	65,425	773,079	106,264	1,446,331	(21,996)	2,284	8,345	46,835	337,065	695,628	(26,522)	2,487,970	2,231,096	4,719,066
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	-	(494,238)	(494,238)	(33,275)	(527,513)
Other comprehensive income for the period	-	-	-	-	-	-	-	444,315	-	-	-	-	-	444,315	468,540	912,855
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	444,315	-	-	-	-	(494,238)	(49,923)	435,265	385,342

Appropriation of retained earnings resolved by Shareholders’ Meeting held on 10/31/13:
- Legal reserve	-	-	-	-	-	-	-	-	-	34,781	-	(34,781)	-	-	-	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	-	(26,907)	26,907	-	-	-
- Cash dividends	-	-	-	-	-	-	-	-	-	-	(120,000)	-	-	(120,000)	(103,563)	(223,563)
Equity-settled compensation	-	-	-	-	-	-	-	-	12,107	-	-	-	-	12,107	5,438	17,545
Changes in non- controlling interest	-	-	-	-	-	-	11,192	-	-	-	-	-	-	11,192	(48,678)	(37,486)
Cancellation of BrasilAgro warrants	-	-	-	-	-	-	-	-	(1,059)	-	-	-	-	(1,059)	-	(1,059)
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,917)	(3,917)
Capital contributions from non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	587	587
Reimbursement expired dividends	-	-	-	-	-	-	-	-	-	-	-	-	494	494	289	783
Balance as of March 31, 2014	496,562	5,001	65,425	773,079	106,264	1,446,331	(10,804)	446,599	19,393	81,616	217,065	633,940	(493,359)	2,340,781	2,516,517	4,857,298

(1)	Related to CNV General Resolution No. 609/12. See Note 27.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2014 and 2013
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock	Share premium	Share warrants	Subtotal	Changes in non-controlling interest	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance as of July 1, 2012	496,562	5,001	166,218	773,079	106,263	1,547,123	(9,596)	(81,939)	4,540	42,922	389,202	666,611	2,558,863	2,132,648	4,691,511
Gain for the period	-	-	-	-		-	-	-	-	-	-	84,491	84,491	178,703	263,194
Other comprehensive income for the period	-	-	-	-		-	-	102,963	-	-	-	-	102,963	121,119	224,082
Total comprehensive income for the period	-	-	-	-		-	-	102,963	-	-	-	84,491	187,454	299,822	487,276
Appropriation of retained earnings resolved by Shareholders’ Meeting held on 10/31/12:
- Legal reserve	-	-	-	-	-	-	-	-	-	3,913		(3,913)	-	-	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	(52,137)	52,137	-	-	-
- Appropriation of retained earnings	-	-	(100,793)	-	-	(100,793)	-	-	-	-	-	100,793	-	-	-
- Cash dividends	-	-	-	-	-	-	-	-	-	-	-	(120,000)	(120,000)	(79,583)	(199,583)
Acquisition of non-controlling interest	-	-	-	-	-	-	(8,284)	-	-	-	-	-	(8,284)	(28,009)	(36,293)
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	102,723	102,723
Equity-settled compensation	-	-	-	-	-	-	-	-	6,245	-	-	-	6,245	3,475	9,720
Exercise of warrants	-	-	-	-	1	1	-	-	-	-	-	-	1	-	1
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	385	385	240	625
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	-	(8,331)	-	-	-	-	(8,331)	(4,584)	(12,915)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	6,092	6,092
Conversion of notes	-	-	-	-	-	-	-	-	-	-	-	-	-	126	126
Capital distribution	-	-	-	-		-	-	-	-	-	-	-	-	(39,654)	(39,654)
Balance as of March 31, 2013	496,562	5,001	65,425	773,079	106,264	1,446,331	(17,880)	12,693	10,785	46,835	337,065	780,504	2,616,333	2,393,296	5,009,629

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	March 31, 2014	March 31, 2013
Operating activities:
Cash generated from operations	21	667,081	637,387
Income tax paid		(230,400)	(213,124)
Net cash generated from operating activities		436,681	424,263
Investing activities:
Acquisition of subsidiaries, net of cash acquired		-	(117,874)
Acquisition of associates and joint ventures		(13,045)	(32,024)
Capital contributions to joint ventures		(40,109)	(39,925)
Suppliers advances		(28,999)	(39,554)
Purchases of investment properties		(180,233)	(159,010)
Proceeds from sale of investment properties		254,729	93,836
Purchases of property, plant and equipment		(83,231)	(90,899)
Proceeds from sale of property, plant and equipment		691	5,703
Proceeds from sale of farmlands		54,794	175,800
Payments of purchase of properties		(5,730)	-
Purchases of intangible assets		(13,364)	(1,184)
Acquisition of Investment in financial assets		(3,662,905)	(1,174,081)
Proceeds from disposals of Investment in financial assets		3,007,015	970,376
Loans granted to associates and joint ventures		-	(19,058)
Loans repayments received from associates and joint ventures		1,335	831
Proceeds from sale of joint ventures		15,536	-
Interest received from financial assets		5,588	16,844
Dividends received		19,322	52,662
Net cash used in investing activities		(668,606)	(357,557)
Financing activities:
Repurchase of convertible notes		(24,014)	-
Repurchase of equity interest		(37,942)	-
Proceeds from issuance of non-convertible notes		1,051,823	634,597
Payment of non-convertible notes net		(635,759)	(274,243)
Borrowings		379,822	662,179
Payment of seller financing of shares		(1,640)	(6,420)
Repayments of borrowings		(511,805)	(503,833)
Payments of borrowings from subsidiaries, associates and joint ventures		(186)	-
Proceeds from borrowings from associates and joint ventures		17,138	59,147
Proceeds from warrants		-	1
Cancellation of Brasilagro warrants		(1,059)	-
Payment of seller financing		(1,308)	(12,157)
Acquisition of non-controlling interest in subsidiaries		(20)	(36,301)
Dividend paid to non-controlling interest		(236,057)	(117,099)
Acquisition of derivative financial instruments		(903)	-
Proceeds from derivative financial instruments		45,696	-
Payments of purchase of non-controlling interest		-	(4,460)
Sale of equity in subsidiaries to non-controlling interest		379	-
Contributions from non-controlling interest		587	6,092
Capital reduction		(4,017)	(39,654)
Interest paid		(488,905)	(304,210)
Net cash (used in) generated by financing activities		(448,170)	63,639
Net (decrease) increase in cash and cash equivalents		(680,095)	130,345
Cash and cash equivalents at beginning of period	21	1,047,586	471,922
Foreign exchange gain on cash and cash equivalents		131,170	38,235
Cash and cash equivalents at end of period		498,661	640,502

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information

1.1	The Group’s business and general information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group. See Note 2.3 to the Consolidated Financial Statements as of June 30, 2013 and 2012 for a description of the Group’s companies.

As of March 31, 2014, the Group operates in two major lines of business: (i) Agricultural business, (ii) Investment and Development Properties business. See Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2013 and 2012 for a description of the Group’s segments.

The Group’s Agricultural business operations are comprised of crop production, cattle feeding, raising and fattening, milk production, sugarcane production and brokerage activities. The Group’s Agro-industrial business operations are conducted through its subsidiary, Cactus Argentina S.A., and are engaged in cattle feeding services in specialized feedlots primarily for third parties. Feedlots provide accommodation, health care and animal feeding services based on specialized diets. The Group currently has agricultural operations and investments in Argentina, Brazil, Paraguay and Bolivia.

The business line known as urban property and investments also includes the Group’s financial transactions. The Group’s Investment and Development Properties business operations are conducted primarily through its subsidiary IRSA and IRSA’s principal subsidiary, Alto Palermo S.A. (“APSA”). Through APSA, the Group primarily owns, manages and develops shopping centers across Argentina. APSA has also a direct 20% stake in a credit card company. Through IRSA, the Group primarily owns, manages and develops a portfolio of office and other rental properties in Buenos Aires, the capital of Argentina. Through IRSA or APSA, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these consolidated financial statements to denote investment, development and/or trading properties activities.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information (Continued)

In 2009, IRSA entered into the US real estate market, mainly through the acquisition of non-controlling interests in US assets, primarily office properties and hotel investments.

The Group’s financial transactions and transactions in other businesses are carried out mainly through its subsidiary IRSA and through APSA, which is IRSA’s main subsidiary. IRSA has also a 29.77% interest (without considering treasury shares) in Banco Hipotecario S.A. (“BHSA”). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange. Additionally, APSA holds a participating interest of 20 % in Tarshop S.A. (“Tarshop”), whose main business comprises extending loans and credit cards.

Cresud’s and APSA’s shares are listed and traded on both the Buenos Aires Stock Exchange (“BASE”) and the National Association of Securities Dealers Automated Quotation (“NASDAQ”). IRSA´s shares are listed and traded on both the BASE and the New York Stock Exchange (“NYSE”).

Cresud is the ultimate parent company and is a corporation incorporated and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These consolidated financial statements have been approved for issue by the Board of Directors on May 12, 2014.

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements

2.1.	Basis of preparation

The present Unaudited Condensed Interim Consolidated Financial Statements for the nine-month periods ended March 31, 2014 and 2013 (the “Unaudited Condensed Interim Consolidated Financial Statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual consolidated financial statements of the Company as of June 30, 2013. These Unaudited Condensed Interim Consolidated Financial Statements are expressed in thousands of Argentine Pesos.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

The Condensed Interim Consolidated Financial Statements corresponding to the nine-month periods ended as of March 31, 2014 and 2013 have not been audited. The Company´s management believes they include all necessary adjustments to fairly present the results of each period. Results for the nine-month periods ended March 31, 2014 and 2013 do not necessarily reflect proportionally the Company´s results for the complete fiscal year.

2.2	Significant Accounting Policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2013. Most significant accounting policies are described in note 2 included in the Consolidated Financial Statements as of June 30, 2013 and 2012.

2.3	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements for the year ended as of June 30, 2013, save for changes in accrued income tax, provision for legal claims and allowance for doubtful accounts.

2.4	Comparative information

Amounts as of March 31, 2013 and June 30, 2013, which are disclosed for comparative purposes have been taken from the Condensed Interim Consolidated Financial Statements as of such dates. The financial statements originally issued have been subject to certain reclassifications required in order to present these figures comparatively with this period.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

During the period, the Argentine Peso devalued against the US$ and other currencies by around 32%, which has an impact in comparative information presented in these Financial Statements, due mainly to the currency exposure of our income and costs of Agricultural Business and of income from urban property and investments business line, especially from the “office and other rental properties” segment, and our net assets and liabilities in foreign currency as detailed in Note 40.

3.	Seasonal effects on operations

The operations of the Group’s agricultural business are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between February and June every year. Wheat is generally harvested between November and January. In Bolivia, weather conditions make it possible to have two soybeans, corn and barley seasons and, therefore, these crops are harvested in April and October, whereas wheat and sunflower are harvested in August and September, respectively. Other segments of the agricultural business, such as beef cattle and milk production tend to be more stable. However, beef cattle and milk production is generally larger during the second quarter, when conditions are more favorable. In case of sugar cane, harvest and sale take place between May and November of each year. As a result, there may be material fluctuations in the agricultural business results across quarters.

The operations of the Group’s shopping centers are also subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and December (Christmas) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals

For the nine-month period ended as of March 31, 2014

Purchase-sale agreement

On October 17, 2013, Yuchán Agropecuaria signed a purchase-sale agreement involving a sale subject to retention of title involving 1,643 hectares of "La Fon Fon II" for an overall amount of US$ 7 million To date, the Company has collected US$ 0.2 million and the remaining balance will be paid in 7 semi-annual installments. The last installment is due in June 2017. Under the contract, the conveyance shall be recorded with the Registry once the price has been fully paid off. The possession shall be delivered upon collection of the first installment, scheduled for payment on June 15, 2014.

Purchase of shares of the Company Granos Olavarría S.A.

On August 30, 2013, the Group acquired 12,000 shares of the company Granos Olavarría S.A. representing 100% of the capital stock and voting rights. The price of the transaction was agreed upon at US$ 0.12 million, payable as follows: 1) the amount of US$ 0.018 million were paid on September 5, 2013; 2) US$ 0.042 million were paid on October 10, 2013; 3) US$ 0.03 million are payable on February 26, 2014; and 4) US$ 0.03 million twelve months after the third installment.

Subscription of shares of Avenida Inc. and Avenida Compras S.A.

On August 29, 2013, the Group, through Torodur S.A., subscribed 3,703,704 shares of Avenida Inc., a Company incorporated in Delaware, United States, and 23,077 shares of Avenida Compras S.A., a Company incorporated in Buenos Aires, Argentina, representing 26.09% and 2.10% of its outstanding capital, respectively. Additionally, Avenida Inc. owns 90.91% of Avenida Compras S.A., thus being the Group’s indirect interest in Avenida Compras of 25.81%. The amount of the transaction was Ps. 13.0 million, which has already been paid in full. The Group has a warrant to increase such equity interest up to 37.04% of the company.

Stock call option Agreement for the shares of Arcos del Gourmet S.A.

On September 16, 2013, the Group, through APSA entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal (non-controlling shareholders of Arcos del Gourmet S.A.), whereby the latter grant to APSA an exclusive and irrevocable option to purchase 10% of the equity interest of Arcos del Gourmet S.A., which can be executed up to December 31, 2018. In the event the option is exercised, APSA should pay the amount of US$ 8 million.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

Furthermore, in the mentioned agreement a fixed amount of US$ 2.0 million was arranged, which was cancelled, and another variable amount to be paid on a monthly basis, that results from applying a 4.5% on the amounts accrued on each prior calendar month as rental and admission fees, net of certain expenses, during 5 years from the opening of the shopping mall, in relation to the assignment of rights to earn dividends of Arcos during such period.

Condominio del Alto – Performance of Exchange Agreement

On November 14, 2013 Alto Palermo S.A. (“APSA”) and Condominios del Alto S.A. (Condominios) executed a conveyance deed whereby Condominios conveyed upon APSA freehold and full possession of the units agreed in exchange. Upon such execution, APSA stated that the mortgage on the property has been fully discharged.

Subscription of shares of Dolphin Fund Ltd. (“Dolphin”)

During the nine-month period ended March 31, 2014 the Group has subscribed participating units of Dolphin Fund Ltd. (Dolphin) for the amount of Ps. 109.5 million.

On January 5, 2014, the competent court in dealing with IDBH Holding Corporation Ltd. (“IDBH”) debt restructuring has approved the offer made by Dolphin through Dolphin B.V. together with C.A.C. Extra Holdings Limited (“ETH”), a company incorporated under the laws of Israel, controlled by Mordechay Ben Moshé, in order to acquired approximately 53.3% of IDBD Development Corporation (“IDBD”), controlled by IDBH, within the framework of the debt restructuring process mentioned, pursuant to Israel’s applicable laws. The transaction was closed on May 7, 2014 (See Note 41).

IDBD is one of the Israeli biggest and most diversified investment groups, which is involved, through its subsidiaries, in several markets and industry, including real estate, retail, agribusiness, oil & gas production, insurance, telecommunications, etc.; controlling companies as: Clal Insurance (Insurance Company), Cellcom (Mobile phone services), Koor Industries (owner of 40% of Makhteshim Agan Industries (Agrochemicals), Super-Sol (supermarket), PBC (Real Estate), among others.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

Significant sale of investment properties

On January 14, 2014, IRSA signed the transfer deed for the sale of the 11th floor and seven parking units of the Building Maipú 1300. The total price of the transaction was Ps. 9.6 million (US$ 1.4 million). Such transaction generated a gain before tax of approximately Ps. 7.9 million.

On January 24, 2014, IRSA signed the transfer deed for the sale of the 7th floor and 28 parking units of the Building Bouchard 551. The total price of the transaction was Ps. 124.6 million equivalents to US$ 16.0 million. Such transaction generated a gain before tax of approximately Ps. 104.5 million.

Transactions with non-controlling interest

Sale of Futuros y Opciones.com S.A. shares

On December 20, 2013 Cresud sold 14,812 non-transferable nominative common shares, with a nominal value of Ps. 1 each and entitled to one vote per share, representing a 0.9075% interest of FyO for a total amount of Ps. 0.1 million.

Ps. (million)
Sale’s collected value	0.11
Increase in non-controlling interest	0.21
Reserve recorded in shareholders’ equity	(0.10)

BRASILAGRO

During the nine-month period ended March 31, 2014, the Group sold 10,400 shares of BrasilAgro, representing a 0.02% interest, for a total amount of Ps. 0.27 million. Consequently, the Company recognized an increase in non-controlling interest for an amount of Ps. 0.25 million and an increase in equity attributable to owners of the parent of Ps. 0.02 million. The effect on shareholders’ equity of this change in the equity interest in BrasilAgro is summarized as follows:

Ps. (million)
Carrying value of the non-controlling interests sold by the Group	(0.25)
Consideration collected from non-controlling interests	0.27
Reserve recorded in shareholders’ equity	0.02

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

On the other hand, on September 2, 2013, BrasilAgro approved a share repurchase program for up to 3,511,130 common shares and for up to an aggregate amount not to exceed the balance of profits or available reserves disclosed in BrasilAgro’s latest financial statements. As of March 31, 2014, BrasilAgro purchased 99,900 common shares for an aggregate amount of R$ 1.9 million. Below is a summary of the effects of such transaction on shareholders’ equity:

Ps. (million)
Amount paid for repurchase	(4.94)
Decrease in non-controlling interest	4.92
Reserve recorded in shareholders’ equity	(0.02)

IRSA

On July 25, 2013, IRSA’s Board of Directors set forth the terms and conditions governing the purchase of the Company's own stock pursuant to Section 64 of Law No. 26,831 and the CNV’s regulations, for up to an aggregate amount of Ps. 200.0 million and up to 5% of the capital stock, in the form of common shares or Global Depositary Shares (GDS) representing 10 common shares each, and up to a daily limit of 25% of the average daily transaction volume experienced by the Company’s shares, along with the markets where they are listed, during the prior 90 business days, and at a price ranging from a minimum of Ps. 1 up to Ps. 8 per share. On September 18, 2013 the Board of Directors approved an increase to the maximum price, raising it to Ps.10 per common share and US$ 10.50 per GDS. On October 15, 2013, the Board of Directors approved a new increase to the maximum price, raising it to Ps.11.00 per common share and US$ 11.50 per GDS. On October 22, 2013 the Board of Directors approved a new increase to the maximum price, raising it to Ps.14.50 per common share and US$ 15.00 per GDS. During the period ended March 31, 2014, the Company purchased 347,661 common shares (N.V. Ps. 1 per share) for a total amount of Ps. 3.0 million and 395,860 GDS (representing 3,958,600 common shares) for a total amount of US$ 4.6 million.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Financial risk management

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreing currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

The Condensed Interim Consolidated Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the annual consolidate financial statements as of June 30, 2013. There have been no changes in the risk management or risk management policies applied by the Group since the fiscal year-end.

Since June 30, 2013 at the date of these financial statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost), except for our investment in Supertel Hospitality Inc. (“Supertel”), which fair value was affected by the decrease in the market value of its common shares, because of the suspension of dividends’ payment. This had been decided in order to fortify its financial situation. Neither have been transfers between the several tiers used in estimating the fair value of the Company’s financial instruments.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment reporting

Below is a summarized analysis of the lines of business of the Group for the nine-month period ended March 31, 2014:

	Agricultural business (I)	Urban properties business and investments (II)	Total
Revenues	1,141,531	2,085,341	3,226,872
Costs	(1,750,913)	(978,553)	(2,729,466)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	971,418	-	971,418
Changes in the net realizable value of agricultural produce after harvest	(7,811)	-	(7,811)
Gross profit	354,225	1,106,788	1,461,013
Gain from disposal of investment properties	-	113,338	113,338
General and administrative expenses	(159,447)	(195,367)	(354,814)
Selling expenses	(122,592)	(102,905)	(225,497)
Other operating results	(24,959)	(29,606)	(54,565)
Profit from operations	47,227	892,248	939,475
Share of profit of associates and joint ventures	10,444	85,945	96,389
Segment profit	57,671	978,193	1,035,864

Investment properties	43,759	4,658,901	4,702,660
Property, plant and equipment	2,474,572	220,317	2,694,889
Trading properties	-	226,437	226,437
Goodwill	9,368	100,627	109,995
Biological assets	1,030,663	-	1,030,663
Inventories	254,902	18,464	273,366
Investment in associates and joint ventures	38,335	1,326,351	1,364,686
Total segment assets	3,851,599	6,551,097	10,402,696

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the nine-month period ended March 31, 2013:

	Agricultural business (I)	Urban properties business and investments (II)	Total
Revenues	750,882	1,706,191	2,457,073
Costs	(1,329,398)	(885,855)	(2,215,253)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	734,949	-	734,949
Changes in the net realizable value of agricultural produce after harvest	6,943	-	6,943
Gross Profit	163,376	820,336	983,712
Gain from disposal of investment properties	-	61,475	61,475
Gain from disposal of farmlands	53,988	-	53,988
General and administrative expenses	(111,578)	(153,454)	(265,032)
Selling expenses	(99,434)	(81,691)	(181,125)
Other operating results	(1,479)	106,612	105,133
Profit from operations	4,873	753,278	758,151
Share of profit of associates and joint ventures	5,521	5,496	11,017
Segment profit	10,394	758,774	769,168

Investment properties	25,292	4,320,899	4,346,191
Property, plant and equipment	1,733,674	231,206	1,964,880
Trading properties	4,678	229,986	234,664
Goodwill	6,729	73,328	80,057
Biological assets	695,218	-	695,218
Inventories	160,073	16,635	176,708
Investment in associates and joint ventures	29,399	1,157,605	1,187,004
Total segment assets	2,655,063	6,029,659	8,684,722

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

(I)	Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business of the Group:

	March 31, 2014
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agriculture rentals and services	Agriculture Subtotal	Land transformation and sales	Agro-industrial	Other segments	Total agricultural business (i)
Revenues	459,882	72,589	37,006	87,253	15,213	671,943	-	378,376	91,212	1,141,531
Costs	(984,419)	(122,112)	(70,999)	(157,075)	(11,364)	(1,345,969)	(8,162)	(329,853)	(66,929)	(1,750,913)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	764,563	90,419	39,579	76,857	-	971,418	-	-	-	971,418
Changes in the net realizable value of agricultural produce after harvest	(7,990)	179	-	-	-	(7,811)	-	-	-	(7,811)
Gross profit / (loss)	232,036	41,075	5,586	7,035	3,849	289,581	(8,162)	48,523	24,283	354,225
General and administrative expenses	(92,208)	(19,014)	(4,015)	(24,557)	(1,885)	(141,679)	(789)	(11,731)	(5,248)	(159,447)
Selling expenses	(58,802)	(10,954)	(1,545)	(2,282)	(575)	(74,158)	(3,837)	(36,996)	(7,601)	(122,592)
Other operating results	(21,507)	(4,001)	(846)	58	(416)	(26,712)	(166)	(869)	2,788	(24,959)
Profit / (loss) from operations	59,519	7,106	(820)	(19,746)	973	47,032	(12,954)	(1,073)	14,222	47,227
Share of profit of associates	10,173	31	-	-	-	10,204	-	-	240	10,444
Segment profit / (loss)	69,692	7,137	(820)	(19,746)	973	57,236	(12,954)	(1,073)	14,462	57,671

Investment properties	-	-	-	-	43,759	43,759	-	-	-	43,759
Property, plant and equipment	1,760,323	162,629	19,061	423,685	9,636	2,375,334	51,370	19,598	28,270	2,474,572
Goodwill	6,468	-	-	2,900	-	9,368	-	-	-	9,368
Biological assets	597,151	265,728	30,903	136,815	-	1,030,597	-	66	-	1,030,663
Inventories	140,744	23,088	-	-	-	163,832	-	17,628	73,442	254,902
Investment in associates	35,623	107	-	-	-	35,730	-	-	2,605	38,335
Total segment assets	2,540,309	451,552	49,964	563,400	53,395	3,658,620	51,370	37,292	104,317	3,851,599

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	March 31, 2013
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agricultural rentals and services	Agriculture Subtotal	Land transformation and sales	Agro-industrial	Others Segments	Total agricultural business (i)
Revenues	338,011	63,632	27,737	120,820	19,231	569,431	-	127,883	53,568	750,882
Costs	(753,849)	(105,590)	(53,720)	(231,536)	(6,665)	(1,151,360)	(4,106)	(128,086)	(45,846)	(1,329,398)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	507,124	53,423	27,788	147,597	-	735,932	-	-	(983)	734,949
Changes in net realizable value of agricultural produce after harvest	6,940	3	-	-	-	6,943	-	-	-	6,943
Gross profit / (loss)	98,226	11,468	1,805	36,881	12,566	160,946	(4,106)	(203)	6,739	163,376
Gain from disposal of farmlands	-	-	-	-	-	-	53,988	-	-	53,988
General and administrative expenses	(58,369)	(11,674)	(2,669)	(24,733)	(3,771)	(101,216)	(489)	(7,078)	(2,795)	(111,578)
Selling expenses	(63,139)	(7,982)	(1,094)	(2,907)	(1,017)	(76,139)	(6,210)	(13,118)	(3,967)	(99,434)
Other operating results	2,495	(1,658)	(369)	(90)	(521)	(143)	(68)	(1,353)	85	(1,479)
(Loss) / profit from operations	(20,787)	(9,846)	(2,327)	9,151	7,257	(16,552)	43,115	(21,752)	62	4,873
Share of profit of associates	4,795	14	-	-	-	4,809	-	-	712	5,521
Segment (loss) / profit	(15,992)	(9,832)	(2,327)	9,151	7,257	(11,743)	43,115	(21,752)	774	10,394

Investment properties	-	-	-	-	25,292	25,292	-	-	-	25,292
Property, plant and equipment	1,224,756	137,004	21,014	316,602	382	1,699,758	-	20,660	13,256	1,733,674
Trading properties	-	-	-	-	-	-	4,678	-	-	4,678
Goodwill	4,646	-	-	2,083	-	6,729	-	-	-	6,729
Biological assets	366,043	198,804	26,307	103,993	-	695,147	-	71	-	695,218
Inventories	64,348	11,238	-	-	-	75,586	-	-	84,487	160,073
Investment in associates	26,898	81	-	-	-	26,979	-	-	2,420	29,399
Total segment assets	1,686,691	347,127	47,321	422,678	25,674	2,529,491	4,678	20,731	100,163	2,655,063

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

(II)	Urban properties and investments

The following tables present the reportable segments of the urban properties and investments line of business of the Group:

	March 31, 2014
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operations and others	Total urban business and investment properties (II)
Revenues	1,477,167	242,973	46,451	253,971	64,322	457	2,085,341
Costs	(667,957)	(82,356)	(25,543)	(159,506)	(42,492)	(699)	(978,553)
Gross profit / (loss)	809,210	160,617	20,908	94,465	21,830	(242)	1,106,788
Gain from disposal of investment properties	-	-	113,338	-	-	-	113,338
General and administrative expenses	(72,207)	(31,349)	(27,726)	(44,609)	(19,421)	(55)	(195,367)
Selling expenses	(49,275)	(13,962)	(8,314)	(31,604)	-	250	(102,905)
Other operating results	(23,088)	(1,765)	(2,414)	(761)	423	(2,001)	(29,606)
Profit / (loss) from operations	664,640	113,541	95,792	17,491	2,832	(2,048)	892,248
Share of profit / (loss) of associates and joint ventures	-	(244)	3,874	556	(80,848)	162,607	85,945
Segment profit / (loss)	664,640	113,297	99,666	18,047	(78,016)	160,559	978,193

Investment properties	2,318,776	826,021	420,564	-	1,085,925	7,615	4,658,901
Property, plant and equipment	18,224	26,137	3,806	171,887	263	-	220,317
Trading properties	1,484	86	221,963	-	2,904	-	226,437
Goodwill	8,582	11,661	4,541	-	75,843	-	100,627
Inventories	9,860	-	582	8,022	-	-	18,464
Share of profit in associates and joint ventures	-	23,951	35,795	21,895	1,637	1,243,073	1,326,351
Total segment assets	2,356,926	887,856	687,251	201,804	1,166,572	1,250,688	6,551,097

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	March 31, 2013
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operations and others	Total urban and investment properties (II)
Revenues	1,173,547	214,040	117,178	174,694	25,632	1,100	1,706,191
Costs	(559,406)	(88,712)	(89,214)	(126,824)	(20,361)	(1,338)	(885,855)
Gross profit / (loss)	614,141	125,328	27,964	47,870	5,271	(238)	820,336
Gain from disposal of investment properties	-	-	61,475	-	-	-	61,475
General and administrative expenses	(47,693)	(31,392)	(28,113)	(36,935)	(9,105)	(216)	(153,454)
Selling expenses	(39,023)	(8,667)	(12,609)	(21,205)	-	(187)	(81,691)
Other operating results	(17,590)	(1,895)	(8,230)	456	134,487	(616)	106,612
Profit / (loss) from operations	509,835	83,374	40,487	(9,814)	130,653	(1,257)	753,278
Share of profit / (loss) of associates and joint ventures	-	-	1,478	(4)	(58,446)	62,468	5,496
Segment profit / (loss)	509,835	83,374	41,965	(9,818)	72,207	61,211	758,774

Investment properties	2,241,671	907,423	453,055	-	710,525	8,225	4,320,899
Property, plant and equipment	13,372	30,493	3,795	183,347	199	-	231,206
Trading properties	1,484	113	146,698	-	81,691	-	229,986
Goodwill	8,582	11,661	4,538	-	48,547	-	73,328
Inventories	10,140	-	511	5,984	-	-	16,635
Share of profit in associates and joint ventures	-	32,024	26,873	21,252	691	1,076,765	1,157,605
Total segment assets	2,275,249	981,714	635,470	210,583	841,653	1,084,990	6,029,659

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

At the time of assessing the performance of business segments and deciding upon the allocation of resources, the Executive Committee uses information on operating income assets and liabilities of each such segment In the Unaudited Condensed Consolidated Financial Statements, the transactions and balances between related parties which may affect more than one segment are eliminated. In order to obtain clear information that may be useful for Management’s decision making, the Group has defined that, as from the nine-month period ending March 31, 2014, such transactions will not be eliminated for segment reporting purposes.

The comparative information presented as from such period has been adjusted retrospectively for the sake of comparability.

The following tables present reconciliation between the total results of segment operations and the results of operations as per the statement of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions as explained in the preceding paragraph.

	March 31, 2014
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Total Statement of Income
Revenues	3,226,872	(40,122)	(25,274)	3,161,476
Costs	(2,729,466)	39,096	25,056	(2,665,314)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	971,418	(15,694)	-	955,724
Changes in the net realizable value of agricultural produce after harvest	(7,811)	-	-	(7,811)
Gross profit / (loss)	1,461,013	(16,720)	(218)	1,444,075
Gain from disposal of investment properties	113,338	-	-	113,338
General and administrative expenses	(354,814)	2,356	829	(351,629)
Selling expenses	(225,497)	2,701	110	(222,686)
Other operating results	(54,565)	2,926	(721)	(52,360)
Profit from operations before share of associates and Joint Ventures	939,475	(8,737)	-	930,738
Share of profit of associates and joint ventures	96,389	18,794	-	115,183
Profit from operations before financing and taxation	1,035,864	10,057	-	1,045,921

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	March 31, 2013
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Total Statement of Income
Revenues	2,457,073	(113,931)	(3,250)	2,339,892
Costs	(2,215,253)	97,000	2,294	(2,115,959)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	734,949	(1,423)	-	733,526
Changes in the net realizable value of agricultural produce after harvest	6,943	101	-	7,044
Gross profit / (loss)	983,712	(18,253)	(956)	964,503
Gain from disposal of investment properties	61,475	-	-	61,475
Gain from disposal of farmlands	53,988	-	-	53,988
General and administrative expenses	(265,032)	2,832	1,289	(260,911)
Selling expenses	(181,125)	8,755	81	(172,289)
Other operating results	105,133	1,749	(414)	106,468
Profit / (loss) from operations before share of associates and Joint Ventures	758,151	(4,917)	-	753,234
Share of profit of associates and joint ventures	11,017	3,704	-	14,721
Profit / (loss) from operations before Financing and Taxation	769,168	(1,213)	-	767,955

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. In line with the analysis above, segment assets include the proportionate share of the assets of joint ventures. The statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

	March 31, 2014	March 31, 2013
Total reportable assets as per Segment Information	10,402,696	8,684,722
Deconsolidation of investment properties	(159,992)	(168,843)
Deconsolidation of property, plant and equipment	(345,891)	(69,551)
Deconsolidation of trading properties	(6,339)	(33,750)
Deconsolidation of goodwill	(5,235)	(5,236)
Deconsolidation of biological assets	(22,547)	(2,660)
Deconsolidation of inventories	(8,663)	(3,890)
Deconsolidation of investments in associates and joint ventures	397,954	297,142
Total assets as per the Statement of Financial Position	10,251,983	8,697,934

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries. See breakdown of Group, their percentage of ownership interest, materiality criteria and other relevant information on the Group’s subsidiaries in Note 2.3.a) of the Consolidated Financial Statements as of June 30, 2013 and 2012.

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group:

Summarized statements of financial position

	IRSA		Brasilagro
	March 31, 2014	June 30, 2013	March 31, 2014	June 30, 2013
Assets
Non-current assets	8,216,441	6,487,209	2,039,273	1,210,560
Current assets	1,243,522	1,839,320	828,828	667,656
Total assets	9,459,963	8,326,529	2,868,101	1,878,216
Liabilities
Non-current liabilities	5,167,536	3,590,593	240,186	168,553
Current liabilities	1,374,301	1,605,247	567,868	278,594
Total liabilities	6,541,837	5,195,840	808,054	447,147
Net assets	2,918,126	3,130,689	2,060,047	1,431,069

Summarized statements of income and statements of comprehensive income

	IRSA		Brasilagro
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Revenues	2,047,841	1,594,094	196,473	205,990
(Loss) / profit before income tax	(191,140)	466,495	(41,700)	12,688
Income tax expense	112,298	(87,234)	19,404	1,761
(Loss) / profit for the period	(78,842)	379,261	(22,296)	14,449
Other comprehensive income	149,786	40,306	644,785	173,498
Total other comprehensive income	70,944	419,567	622,489	187,947
Profit attributable to non-controlling interest	56,845	62,016	-	-

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Information about principal subsidiaries (Continued)

Summarized cash flows

	IRSA		Brasilagro
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Cash flow from operating activities
Net cash generated from operating activities	686,420	540,756	(71,731)	(58,278)
Cash flow from investing activities
Net cash used in investing activities	(597,560)	(250,979)	(60,777)	108,998
Cash flow from financing activities
Net cash used in financing activities	(688,495)	(171,723)	16,834	(16,435)
Net (decrease) increase in cash and cash equivalents	(599,635)	118,054	(115,674)	34,285
Cash and cash equivalents at beginning of period	796,902	259,169	197,113	151,064
Foreign exchange gain on cash and cash equivalents	42,010	22,053	75,045	15,991
Cash and cash equivalents at end of period	239,277	399,276	156,484	201,340

The information above is the corresponding to balances and transactions before inter-company eliminations.

8.	Interests in joint ventures

As of June 30, 2013 the joint ventures of the Group were Cresca, Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., Nuevo Puerto Santa Fe S.A. (NPSF) and Entertainment Holdings S.A.

As stated in Note 4, APSA acquired shares of ENUSA. Thus as of March 31, 2014, the joint ventures of the Group are Cresca, Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., Nuevo Puerto Santa Fe S.A. (NPSF), EHSA and ENUSA (indirectly through an investment in EHSA. See Note 4). The shares in these joint ventures are not publicly traded.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Interests in joint ventures (Continued)

As of November 29, 2012, the Company acquired shares representing 50% of capital stock and votes of EHSA for an amount of Ps. 21.2 million. The fair value of the net assets acquired determined as of the purchase date amounted to Ps. 5.4 million. Therefore, the Group recognized a goodwill of Ps. 26.6 million.

On September 25, 2013, Sociedad Rural Argentina (SRA), La Rural de Palermo S.A. (LRPSA), Boulevard Norte S.A. (BNSA), Ogden Argentina S.A. (OASA), EHSA, ENUSA and La Rural S.A. (LRSA) executed a joint venture agreement and a shareholder’s agreement mostly amending certain provisions set forth in prior agreements. APSA is now in the process of assessing any potential effect on the preliminary allocation of the purchase price of said acquisition.

Changes in the Group’s investments in joint ventures for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Beginning of the period / year	324,194	260,994
Acquisition of Joint Ventures	(12)	25,899
Capital contribution	39,830	42,892
Disposal of joint ventures	-	(6,534)
Dividends distribution (i)	-	(1,250)
Share of profit / (loss)	18,550	(661)
Foreign exchange gain	39,243	2,854
End of the period / year (ii)	421,805	324,194

(i)	During year ended on 2013, the Group cashed dividends from Nuevo Puerto Santa Fe in the amount of Ps. 1.3 million.
(ii)	Include a balance of Ps. (19) reflecting interests in companies with negative equity as of March 31, 2014 which are reclassified to “Provision”. See Note 24.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Interests in associates

As of June 30, 2013, the associates of the Group were New Lipstick LLC, BHSA, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito and Securitización S.A. ("BACS"), Bitania 26 S.A., Agrouranga S.A. and Agromanagers S.A..

As stated in Note 4, the Group acquired, through a subsidiary, equity interest in Avenida Inc. and Avenida Compras S.A. (which will be dedicated to e-commerce business). Thus as of March 31, 2014, the associates of the Group are New Lipstick LLC, BHSA, Tarshop S.A., Manibil S.A., Lipstick Management LLC, BACS and Bitania 26 S.A., Agrouranga S.A., Agromanagers S.A., Avenida Inc. and Avenida Compra S.A..

The evolution of the Group’s investments in associates for the nine-month period ended as of March 31, 2014 and for the year ended as of June 30, 2013 was as follows:

	March 31, 2014	June 30, 2013
Beginning of the period / year	1,123,577	1,239,566
Acquisition of Associates	13,057	-
Capital contribution	19	37,721
Business combinations	-	(103,315)
Share of profit / (loss)	96,633	(9,157)
Foreign exchange gain	(38,811)	(1,139)
Dividends distribution (i)	(13,309)	(40,099)
End of the period / year (ii)	1,181,166	1,123,577

(i)
As of March 31, 2014, the Group cashed dividends from Agro-Uranga S.A., Manibil and BHSA in the amount of Ps. 2.9 million, Ps. 0.8 million and Ps. 9.2 million, respectively. During the year ended on 2013, the Group cash dividends from Agro-Uranga S.A., Manibil S.A. and BHSA in the amount of Ps. 4.8 million, Ps. 4.8 million and Ps. 30.5 million, respectively.

(ii)
Include a balance of Ps. (159,568) and Ps. (39,091) reflecting interests in companies with negative equity as of March 31, 2014 and June 30, 2013, respectively, which is reclassified to “Provisions” (see Note 24).

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Investment properties

The evolution of the Group’s investment properties for the nine-month period ended as of March 31, 2014 and for the year ended as of June 30, 2013 was as follows:

	Shopping Center Properties	Office and other rental properties portfolio	Undeveloped parcels of land	Leases of farmland	Properties under development	Total
Year ended June 30, 2013
Opening net book amount	1,986,542	976,982	418,819	30,398	51,200	3,463,941
Additions	51,295	13,270	1,768	2,532	144,187	213,052
Reclassification of property, plant and equipment	(86)	86	-	10,095	-	10,095
Disposals	(65)	(68,533)	-	(907)	-	(69,505)
Depreciation charge (i)	(147,155)	(48,395)	-	(361)	-	(195,911)
Foreign exchange gain	-	77,769	-	1,241	-	79,010
Acquisition of interest in subsidiaries	-	679,219	-	-	-	679,219
Closing net book amount	1,890,531	1,630,398	420,587	42,998	195,387	4,179,901
As of June 30, 2013
Costs	3,152,971	1,834,756	420,587	43,675	195,387	5,647,376
Accumulated depreciation	(1,262,440)	(204,358)	-	(677)	-	(1,467,475)
Net book amount	1,890,531	1,630,398	420,587	42,998	195,387	4,179,901
Period ended March 31, 2014
Opening net book amount	1,890,531	1,630,398	420,587	42,998	195,387	4,179,901
Additions	19,213	19,791	107	1,603	139,519	180,233
Reclassification to property, plant and equipment	-	-	-	(7,630)	-	(7,630)
Disposals	-	(22,376)	-	(79)	-	(22,455)
Depreciation charge (i)	(101,948)	(49,557)	-	(266)	-	(151,771)
Foreign exchange gain	-	357,256	-	7,134	-	364,390
Closing net book amount	1,807,796	1,935,512	420,694	43,760	334,906	4,542,668
As of March 31, 2014
Costs	3,149,575	2,169,978	420,694	43,760	334,906	6,118,913
Accumulated depreciation	(1,341,779)	(234,466)	-	-	-	(1,576,245)
Net book amount	1,807,796	1,935,512	420,694	43,760	334,906	4,542,668

(i)	Depreciation charges of investment properties were included in “Group Costs” in the Statement of Income. (Note 30).

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Investment properties (Continued)

The following amounts have been recognized in the statement of income:

	March 31, 2014	March 31, 2013
Rental and service income	1,776,193	1,413,372
Direct operating expenses	791,171	662,438
Gain from disposal of investment properties	113,338	61,475

Properties under development mainly comprise works in Shopping Neuquén S.A. and Arcos del Gourmet S.A.. As of March 31, 2014 and June 30, 2013 works in Shopping Neuquén amount to Ps. 83.2 million and Ps. 43.1 million, respectively. Works in Arcos del Gourmet as of March 31, 2014 and June 30, 2013 amount to Ps. 235.7 million and Ps. 136.3 million, respectively.

As of March 31, 2014 contractual obligations mainly correspond to constructions regarding to both projects. In Shopping Neuquén S.A. contractual obligations amount to Ps. 205 million and the Project is expected to be completed in September, 2014. In Arcos del Gourmet S.A. contractual obligations amount to Ps. 234 million. On December 10, 2013, the Judicial Branch confirmed an injunction order that suspends the opening of the shopping center on the grounds that it does not have certain governmental permits. Even though the construction has all regulatory permits in place, the Company is carrying out specific actions, has challenged the ruling, and has requested that the injunction be lifted and has reasonable expectations of a favorable result. On April 1, 2014 the Government of the City of Buenos Aires granted a new environmental clearing certificate.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.	Property, plant and equipment

The evolution of the Group’s property, plant and equipment for the nine-month period ended as of March 31, 2014 and for the year ended as of June 30, 2013 were as follows:

	Owner occupied farmland	Hotel buildings and facilities	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
Year ended June 30, 2013
Opening net book amount	1,557,072	194,758	63,579	6,583	45,524	5,404	1,872,920
Foreign exchange gain	96,674	-	530	1,133	2,446	112	100,895
Additions	109,436	3,872	3,845	1,314	19,912	1,635	140,014
Reclassifications to investment properties	(10,095)	-	-	-	-	-	(10,095)
Reclassifications to intangible assets	-	-	-	-	(336)	-	(336)
Disposals	(176,671)	-	(660)	(636)	(4,728)	(448)	(183,143)
Depreciation charge (i)	(37,708)	(18,282)	(10,055)	(1,216)	(9,857)	(1,683)	(78,801)
Closing net book amount	1,538,708	180,348	57,239	7,178	52,961	5,020	1,841,454
As of June 30, 2013
Costs	1,667,619	394,591	122,305	19,772	160,913	10,832	2,376,032
Accumulated depreciation	(128,911)	(214,243)	(65,066)	(12,594)	(107,952)	(5,812)	(534,578)
Net book amount	1,538,708	180,348	57,239	7,178	52,961	5,020	1,841,454
Period ended March 31, 2014
Opening net book amount	1,538,708	180,348	57,239	7,178	52,961	5,020	1,841,454
Foreign exchange gain	471,301	-	3,037	1,195	12,067	235	487,835
Additions	64,730	2,777	3,984	1,669	9,348	723	83,231
Reclassifications of investment properties	7,630	-	-	-	-	-	7,630
Transfers	-	-	6	(6)	-	-	-
Reclassifications to intangibles assets	-	-	(30)	-	-	-	(30)
Disposals	(5,486)	(24)	(125)	(89)	(2,172)	(289)	(8,185)
Depreciation charge (i)	(31,113)	(11,215)	(7,622)	(1,095)	(10,621)	(1,271)	(62,937)
Closing net book amount	2,045,770	171,886	56,489	8,852	61,583	4,418	2,348,998
As of March 31, 2014
Costs	2,228,061	395,444	128,147	22,668	183,128	10,721	2,968,169
Accumulated depreciation	(182,291)	(223,558)	(71,658)	(13,816)	(121,545)	(6,303)	(619,171)
Net book amount	2,045,770	171,886	56,489	8,852	61,583	4,418	2,348,998
(i)
For the nine-month period ended as of March 31, 2014, depreciation charges of property, plant and equipment were included as follows: Ps. 58,120 under the line item “General and administrative expenses”, Ps. 3,496 under the line item “Selling expenses” and Ps. 1,321 under the line item “Cost” in the Statement of Income. For the fiscal year ended June 30, 2013, depreciation charges of property, plant and equipment were included as follows: Ps. 5,663 under the line item “General and administrative expenses”, Ps. 279 under the line item “Selling expenses” and Ps. 72,859 under the line item “Cost” in the Statement of Income.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Trading properties

The evolution of the Group’s trading property for the nine-month period ended as of March 31, 2014 and for the year ended as of June 30, 2013 was as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
As of June 30, 2012	15,665	83,040	82,296	181,001
Additions	19	1,463	-	1,482
Foreign exchange gain	-	17,757	-	17,757
Transfers	-	61,444	(61,444)	-
Disposals	(5,993)	(5)	-	(5,998)
As of June 30, 2013	9,691	163,699	20,852	194,242
Additions	1,400	2,413	-	3,813
Foreign exchange gain	-	26,953	-	26,953
Transfers	7,351	(7,351)	-	-
Disposals	(4,870)	(25)	(15)	(4,910)
As of March 31, 2014	13,572	185,689	20,837	220,098

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.	Intangible assets

The evolution of the Group’s intangible assets for the nine-month period ended as of March 31, 2014 and for the year ended as of June 30, 2013 was as follows:

	Goodwill	Computer Software	Rights of use	Others	Total
Year ended June 30, 2013
Opening net book amount	25,472	8,696	40,692	217	75,077
Foreign exchange gain	5,857	657	-	-	6,514
Additions	-	2,682	-	9	2,691
Disposals	-	(3)	-	-	(3)
Reclassification of property, plant and equipment	-	336	-	-	336
Acquisition of interest in subsidiary	45,723	-	-	-	45,723
Amortization charge (i) (Note 30)	-	(4,179)	(753)	(94)	(5,026)
Net book amount at year-end	77,052	8,189	39,939	132	125,312
As of June 30, 2013
Costs	77,052	31,009	44,455	907	153,423
Accumulated depreciation	-	(22,820)	(4,516)	(775)	(28,111)
Net book amount	77,052	8,189	39,939	132	125,312
Period ended March 31, 2014
Opening net book amount	77,052	8,189	39,939	132	125,312
Foreign exchange gain	27,708	5,171	-	-	32,879
Additions	644	1,767	-	10,953	13,364
Disposals	-	(32)	-	-	(32)
Reclassification of Property, plant and equipment	-	30	-	-	30
Amortization charge (i) (Note 30)	-	(3,118)	(563)	(60)	(3,741)
Net book amount at period end	105,404	12,007	39,376	11,025	167,812
As of March 31, 2014
Costs	105,404	37,928	44,456	11,860	199,648
Accumulated depreciation	-	(25,921)	(5,080)	(835)	(31,836)
Net book amount	105,404	12,007	39,376	11,025	167,812

(i)	Amortization charges are included in “General and administrative expenses” in the Statement of Income (Note 30). There was no impairment charges for any of the periods presented.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Biological assets

The evolution of the Group’s biological assets for the nine-month period ended as of March 31, 2014 and for the year ended as of June 30, 2013 was as follows:

	March 31, 2014	June 30, 2013
Beginning of the period / year	400,692	363,459
Purchases	28,643	8,375
Initial recognition and changes in the fair value of biological assets	919,102	851,289
Harvest	(386,587)	(756,067)
Sales	(60,324)	(73,788)
Consumes	(952)	(1,232)
Foreign exchange gain	107,542	8,656
End of the period / year	1,008,116	400,692

Biological assets as of March 31, 2014 and June 30, 2013 were as follows:

	Classification	March 31, 2014	June 30, 2013
Non-current
Cattle for dairy production	Production	30,829	27,957
Breeding cattle	Production	232,405	155,058
Sugarcane	Production	136,815	111,063
Other cattle	Production	5,770	6,320
Other biological assets	Production	3,628	2,730
Non-current biological assets		409,447	303,128
Current
Cattle for dairy production	Consumable	74	177
Cattle for sale	Consumable	20,387	40,692
Crops	Consumable	577,546	55,879
Other cattle	Consumable	662	816
Current biological assets		598,669	97,564
Total biological assets		1,008,116	400,692

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Inventories

Group’s inventories as of March 31, 2014 and June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Crops	96,617	120,697
Materials and inputs	121,891	92,900
Seeds and fodder	20,545	22,397
Hotel supplies	8,022	5,962
Beef	17,628	8,985
Others	-	1,435
Total inventories	264,703	252,376

16.	Financial instruments by category

Determining fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which a financial asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels. The initial basis for the allocation is the “economic investment class”. Only if this does not result in an appropriate allocation the Company deviates from such an approach in individual cases. The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking.

In the case of Level 1, valuation is based on non-adjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds, government bonds and corporate bonds for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest rate swaps and foreign currency future contracts.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The financial instruments that the Group has allocated to this level mainly comprise shares and warrants of Supertel.

As of March 31, 2014, the Group has determined that Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument and its fair value at the end of the period is zero.

Since June 30, 2013, there have been no transfers between the several tiers used in estimating the fair value of the Group’s financial instruments, or reclassifications among their respective categories.

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level 3 instruments. The team directly reports to the Chief Financial Officer (CFO).

The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of March 31, 2014 and June 30, 2013 and their allocation to the fair value hierarchy:

	March 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	66,556	-	-	66,556
- Investment in equity securities in Hersha	46,069	-	-	46,069
- Corporate bonds	1,339	-	-	1,339
- Public companies securities	185,921	-	-	185,921
- Mutual funds	970,544	-	-	970,544
- Shares of Supertel	-	-	57,123	57,123
- Shares	348	-	-	348
- Investment in Supertel convertible loan	-	15,747	-	15,747
- Don Mario S.G.R.	13,474	-	-	13,474
- Government bonds	210,668	-	-	210,668
Derivative financial instruments:
- Commodity derivatives	1,916	-	-	1,916
- Foreign-currency contracts	-	10,939	-	10,939
- Swaps	-	14,153	-	14,153
Cash and cash equivalents	52,660	-	-	52,660
Total assets	1,549,495	40,839	57,123	1,647,457
Liabilities
Derivative financial instruments:
- Foreign-currency contracts	-	21,113	-	21,113
- Commodity derivatives	11,105	-	-	11,105
Total liabilities	11,105	21,113	-	32,218

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	56,859	-	-	56,859
- Investment in equity securities in Hersha	30,163	-	-	30,163
- Corporate bonds	26,738	-	-	26,738
- Shares	323	-	-	323
- Mutual funds	211,665	-	-	211,665
- Shares of Supertel	-	-	139,120	139,120
- Non-convertible notes	5,136	-	-	5,136
- Don Mario S.G.R.	11,691	-	-	11,691
- Government bonds	157,632	-	-	157,632
Derivative financial instruments:
- Commodity derivatives	1,483	-	-	1,483
- Foreign-currency contracts	-	10,007	-	10,007
- Swaps	-	4,259	-	4,259
- Warrants of Supertel	-	-	16,949	16,949
Cash and cash equivalents	129,880	-	-	129,880
Total assets	631,570	14,266	156,069	801,905
Liabilities
Derivative financial instruments:
- Foreign-currency contracts	-	11,461	-	11,461
- Commodity derivatives	3	-	-	3
Total liabilities	3	11,461	-	11,464

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

The following table presents the changes in Level 3 instruments for the nine-month period ended March 31, 2014:

	Call option for the shares of Arcos	Warrants of Supertel	Shares of Supertel	Total
Balance as of June 30, 2013	-	16,949	139,120	156,069
Acquisition				-
Total losses for the period (i)	-	(16,949)	(81,997)	(98,946)
Balance as of March 31, 2014	-	-	57,123	57,123

(i)	The loss is not realized as of March 31, 2014 and is accounted for under “Other financial results” in the Statement of Income (Note 33)

Upon initial recognition (January, 2012), the consideration paid for the Shares and Warrants was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair value of these instruments exceeded the transaction price and were determined using a valuation technique that uses inputs not observable in the market. As a result of the use of this technique, the Group has not recognized a gain at the time of initial recognition in the amount of US$ 7.9 million.

On March 31, 2014, the fair value of warrants of Supertel as determined pursuant to the indicated method was lower than the gain not recognized upon initial recording; therefore, warrants are valued at zero.

According to Group estimates, all factors being constant, a 10% decline in the price of the underlying assets of Level 3 shares and warrants of Supertel (data observed in the market) as of March 31, 2014, would reduce pre-tax income by Ps. 2.6 million.

According to Group estimates, all factors being constant, a 10% increase in the credit spread (data which is not observable in the market) of shares and warrants of Supertel used in the valuation model applied to Level 3 financial instruments as of March 31, 2014, would reduce pre-tax income by Ps. 7.5 million. The rate used as of March 31, 2014 was 14.25%.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign-currency contracts	Present value method	Theoretical price	Money market curve; Interest curve Foreign exchange curve.
Swaps	Discounted cash flows	-	Interest rate futures and flows of funds
Shares of Supertel	Binomial tree	Theoretical price	Price of underlying assets (market price) and (historic) stock volatility and market interest rate (Libor curve)
Warrants of Supertel	Black-Scholes	Theoretical price	Price of underlying assets (market price) and (historic) stock volatility and market interest rate (Libor curve)
Call option of Arcos del Gourmet S.A.	Discounted cash flows	-	Projected income and discount rate

17.	Restricted assets

The following table presents the restricted assets as of March 31, 2014 and June 30, 2013:

	March 31, 2014	June 30, 2013
Non-current
Escrow deposits	18,334	10,881
Mutual funds	62,679	43,750
Total Non-Current	81,013	54,631
Current
Escrow deposits	2,074	1,022
Total Current	2,074	1,022
Total restricted assets	83,087	55,653

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Trade and other receivables

The table below shows trade and other receivables of the Group as of March 31, 2014 and June 30, 2013:

	March 31, 2014	June 30, 2013
Non-current
Leases and services receivable	66,082	58,783
Consumer financing receivables	-	214
Receivables from sale of agriculture products	2,883	-
Property sales receivable (i)	91,866	88,387
Less: Allowance for doubtful accounts	(2,208)	(2,266)
Non-current trade receivables	158,623	145,118
Trade receivables from disposal of joint ventures	3,161	2,147
Prepayments	9,431	5,210
VAT receivables	20,918	28,944
Other tax receivables	118,548	62,759
Loans	1,116	-
Guarantee deposits	16,119	-
Others	667	4,499
Non-current other receivables	169,960	103,559
Related parties (Note 35)	89,320	42,753
Non-current trade and other receivables	417,903	291,430
Current
Consumer financing receivables	14,992	15,735
Leases and services receivable	241,689	418,022
Receivables from sale of agriculture products and farmlands leases	218,605	407,127
Receivables from hotel operations	44,566	26,201
Deferred checks received	221,092	164,808
Debtors under legal proceedings	57,125	51,610
Property sales receivable (i)	107,503	91,142
Less: allowance for doubtful accounts	(90,609)	(84,418)
Trade receivables	814,963	1,090,227
Trade receivables from disposal of joint ventures	7,270	20,555
Prepayments	116,756	78,603
VAT receivables	59,187	39,342
Gross sales tax credit	7,707	2,420
Other tax receivables	25,424	37,353
Loans	12,382	8,982
Expenses and services to recover	6,943	3,757
Suppliers advances	142,410	54,961
Guarantee deposits	54,834	34,233
Dividends receivable	7,882	2,828
Others	20,422	29,906
Less: allowance for doubtful accounts	(218)	(218)
Current other receivables	460,999	312,722
Related parties (Note 35)	80,098	77,365
Current trade and other receivables	1,356,060	1,480,314
Total trade and other receivables	1,773,963	1,771,744

(i) Property sales receivables primarily comprise trading properties, investment properties and farmlands.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Trade and other receivables (Continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature.

The evolution of the Group’s provision for impairment of trade receivables were as follows:

	March 31, 2014	June 30, 2013
Beginning of period / year	86,902	72,480
Charge for the period	9,594	32,229
Unused amounts reversed	(556)	(16,142)
Used during the period/year	(5,172)	(1,610)
Receivables written off	-	(235)
Foreign exchange gain	2,267	180
End of period / year	93,035	86,902

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 30). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.	Investment in financial assets

Group’s investment in financial assets as of March 31, 2014 and June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Non-current
Financial assets at fair value through profit or loss
Investment in equity securities in TGLT	66,556	56,859
Investment in equity securities in Hersha	46,069	30,163
Mutual Funds (Note 35) (i)	872,673	17,249
Shares of Supertel	57,123	139,120
Don Mario S.G.R.	10,000	10,060
Investment in Supertel convertible loan (ii)	15,747	-
Shares	348	291
Total Investment in Financial Assets Non-current	1,068,516	253,742
Current
Financial assets at fair value through profit or loss
Mutual funds	97,871	194,416
Don Mario S.G.R.	3,474	1,631
Non-convertible notes related parties	-	5,136
Corporate bonds	1,339	26,738
Public companies securities	185,921	-
Government bonds	210,668	157,632
Others	-	32
Total Investment in Financial Assets current	499,273	385,585
Total Investment in Financial Assets	1,567,789	639,327

(i)	During the quarter, the Group has subscribed, through subsidiaries Tyrus and Ritelco, shares from Dolphin for the amount of US$ 109.5 million. See Note 41.

(ii)
On January 9, 2014, RES entered into a credit facility of up to US$ 2.0 million with Supertel Hospitality Inc. (SPPR). In the event SPPR successfully carries out an initial public offering not later than April 15, 2014, RES agrees to swap (capitalize) the balance of the loan at such time for shares of SPPR. In the event that SPPR fails to make an initial public offering within the term agreed, RES is entitled to a debt-for-equity swap until July 9, 2015 (subject to any limitation on shareholding that may apply). Since SPPR did not make a share public offering before April 15, 2014, the lending interest rate increased by 12.5% per annum. Subject to the limitations indicated above, RES has the option to capitalize the loan by swapping it into common shares that can be exercised until July 9, 2015. In such a case, the price at which debt will be swapped by equity shall be the higher of (a) the weighted average price of common shares of the company within a term of 5 days prior to the date RES decides to exercise the debt-for-equity swap option or (b) the higher of market price and book value.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Derivative financial instruments

Group’s derivative financial instruments as of March 31, 2014 and June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Assets
Non-current
Swaps	6,900	4,259
Foreign-currency contracts	-	4,169
Supertel warrants	-	16,949
Total non-current	6,900	25,377
Current
Commodities	1,916	1,483
Foreign-currency contracts (Note 35)	10,939	5,838
Swaps	7,253	-
Total current	20,108	7,321
Total assets	27,008	32,698

Liabilities
Non-current
Foreign-currency contracts	-	2,773
Total non-current	-	2,773
Current
Commodities	11,105	3
Foreign-currency contracts	21,113	8,688
Total current	32,218	8,691
Total liabilities	32,218	11,464

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of March 31, 2014 and June 30, 2013:

	March 31, 2014	June 30, 2013
Cash at bank and on hand	366,243	769,485
Short-term bank deposits	79,758	148,221
Mutual funds	52,660	129,880
Total cash and cash equivalents	498,661	1,047,586

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month period ended as of March 31, 2014 and 2013.

	Note	March 31, 2014	March 31, 2013
(Loss) gain for the period		(527,513)	263,194
Adjustments for:
Income tax expense		(357,973)	30,747
Depreciation and amortization		218,449	211,033
Gain from disposal of investment properties		(113,338)	(61,475)
Loss from disposal of farmlands		-	(53,988)
Gain on the revaluation of receivables arising from the sale of farmland		(17,828)	(4,726)
Gain from disposal of property, plant and equipment		(833)	(199)
Release of investment property and property, plant and equipment		2,619	365
Dividends income		(10,741)	(20,470)
Share-based payments		17,545	9,720
Unrealized Gain from derivative financial instruments		(7,074)	(25,567)
Changes in fair value of financial assets		(348,774)	(152,539)
Interest expense, net		465,839	310,389
Unrealized initial recognition and changes in the fair value of biological assets and agricultural produce		(697,406)	(652,057)
Changes in net realizable value of agricultural produce after harvest		7,811	(7,044)
Provisions		77,560	83,187
Share of loss of associates and joint ventures		(115,183)	(14,721)
Unrealized foreign exchange loss, net		1,770,186	289,928
Result from purchase of joint venture		-	(137,062)
Result from repurchase of Non-convertible Notes		34,861
Changes in operating assets and liabilities:
Decrease in biological assets		185,671	469,981
Decrease in inventories		248,242	32,356
Increase in restricted assets		-	(724)
Decrease / (Increase) in trading properties		2,497	(1,659)
Decrease / (Increase) in trade and other receivables		117,555	(27,272)
Increase in derivative financial instruments		(10,214)	(37,903)
(Decrease) / Increase in trade and other payables		(255,341)	149,725
Decrease in payroll and social security liabilities		(15,616)	(14,886)
Decrease in provisions		(3,920)	(946)
Net cash generated from operating activities before income tax paid		667,081	637,387

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred for the nine-month periods ended as of March 31, 2014 and 2013:

	March 31, 2014	March 31, 2013
Reimbursement of expired dividends	1,278	1,008
Dividends payable	-	(121,151)
Conversion of notes	-	126
Dividends not collected	(412)	-
Increase in property, plant and equipment through an increase in borrowings	539	-
Increase in investments in financial assets through an increase in borrowings	-	18,767

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Trade and other payables

Group’s trade and other payables as of March 31, 2014 and June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Non-current
Trade payables	845	-
Admission rights	118,079	112,654
Sales, rent and services payments received in advance	52,490	53,300
Guarantee deposits	21,778	17,352
Non-current trade payables	193,192	183,306
Other tax payables	21,118	14,136
Deferred income	8,039	8,660
Shareholders´ personal tax payable	2,356	1,476
Tax amnesty plan for payable taxes	13,631	15,641
Others	11,577	5,028
Non-current other payables	56,721	44,941
Related parties (Note 35)	205	20
Non-current trade and other payables	250,118	228,267
Current
Trade payables	287,314	212,797
Accrued invoices	133,643	141,657
Admission rights	110,960	98,656
Sales, rent and services payments received in advance	205,737	199,909
Guarantee deposits	13,712	13,477
Current trade payables	751,366	666,496
Withholdings tax	3,035	9,800
VAT payables	30,211	26,739
Gross sales tax payable	179	1,836
Other tax payables	38,507	41,996
Deferred revenue	3,427	1,246
Dividends payable	1,807	11,445
Tax amnesty plan for payable taxes	307	310
Shareholders´ personal tax payable	11,301	3,220
Others	20,315	6,930
Current other payables	109,089	103,522
Related parties (Note 35)	36,513	129,524
Current trade and other payables	896,968	899,542
Total trade and other payables	1,147,086	1,127,809

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Trade and other payables (Continued)

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature.

23.	Payroll and social security liabilities

Group’s Salaries and social security liabilities as of March 31, 2014 and June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Non-current
Others	5,512	3,984
Non-current payroll and social security liabilities	5,512	3,984
Current
Provision for vacation and bonuses	87,532	89,238
Social security payable	20,463	28,967
Salaries payable	929	1,776
Others	1,675	854
Current payroll and social security liabilities	110,599	120,835
Total payroll and social security liabilities	116,111	124,819

24.	Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor and legal claims	Tax and social security claims	Investments in associates and joint ventures (i)	Total
As of June 30, 2013	47,054	1,691	39,091	87,836
Additions	18,878	377	81,218	100,473
Used during period	(16,965)	(482)	-	(17,447)
Foreign exchange gain	4,280	-	39,278	43,558
As of March 31, 2014	53,247	1,586	159,587	214,420

(i)	Corresponds to equity interests in associates and joint ventures with negative equity.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.	Provisions (Continued)

The analysis of total provisions is as follows:

	March 31, 2014	June 30, 2013
Non-current	196,781	71,626
Current	17,639	16,210
	214,420	87,836

25.	Borrowings

Group’s borrowings as of March 31, 2014 and June 30, 2013 were as follows:

						Book value
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal value (in millions)	March 31, 2014	June 30, 2013
Non-current
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.50%	60	-	322,925
CRESUD NCN Class XI due 2015	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	19,793	39,415
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 410 bps	102	-	67,819
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	317,653	425,658
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	254,912	171,084
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	175,866	-
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	881,926	-
IRSA NCN Class I due 2015	Unsecured	Ps.	Floating	Badlar + 395 ps	209	208,387	-
IRSA NCN Class II due 2017	Unsecured	Ps.	Floating	Badlar + 450 ps	11	10,761	-
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.50%	150	1,190,622	784,855
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50%	150	1,072,986	781,338
APSA NCN Class I due 2017	Unsecured	US$	Fixed	7.87%	120	835,336	568,362
Syndicated loan (I)	Unsecured	Ps.	Fixed	15.01%	229	100,097	175,604
Banco M&T loan	Secured	US$	Floating	Libor + 3.25%	75	594,668	399,691
Long term loans	Unsecured	US$	Floating	Libor + 300 bps o 6% (the higher)	15	109,554	77,780
Long term loans	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days'	20	16,664	19,784
Long term loans	Unsecured	Ps.	Fixed	15.01%	24	10,204	13,543
Long term loans	Secured	Rs.	Floating	TJLP + 1.95 to 3.10 and 5.5 to 10	20.5	10,163	17,162
Long term loans	Secured	Rs.	Fixed	7.23%	98.7	194,461	121,289
Seller financing	Secured	US$	Fixed	3.50 % and 5%	17.9	118,038	78,371
Finance leases	Secured	US$	Fixed	10.75% and 7.5%	499	1,631	1,590
Other long term loans		Ps.	Fixed		-	18,334	19,163
Other long term loans		Bol.	Floating		-	6,997	6,136
Related parties (Note 35)						130,012	98,327
Non-current borrowings						6,279,065	4,189,896

(I)	Include Ps. 22,780 and Ps. 35,557 with Banco Hipotecario as of March 31, 2014 and June 30, 2013, respectively. See Note 35.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Borrowings (Continued)

						Book value
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal value (in millions)	March 31, 2014	June 30, 2013
Current
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.5%	60	481,679	6,074
CRESUD NCN Class IX due 2014	Unsecured	Ps.	Floating	Badlar + 300 bps	161		101,316
CRESUD NCN Class X due 2014	Unsecured	US$	Fixed	7.75%	31.5	70,202	165,810
CRESUD NCN Class X – 2nd tranche due 2014	Unsecured	US$	Fixed	7.75%	30	80,507	163,477
CRESUD NCN Class XI due 2015	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	39,769	19,652
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 410 bps	102	104,062	35,083
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	316,044	(1,954)
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	101	(74)
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	3,987	-
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	4,337	-
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.50	150	15,735	26,675
IRSA NCN Class I due 2015	Unsecured	Ps.	Floating	Badlar + 395 ps	209	5,062	-
IRSA NCN Class II due 2017	Unsecured	Ps.	Floating	Badlar + 450 ps	11	226	-
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50	150	24,325	40,604
IRSA NCN Class III due 2013	Unsecured	Ps.	Floating	Badlar + 249 bps	153	-	52,240
IRSA NCN Class IV due 2014	Unsecured	US$	Fixed	7.45%	33.8	-	137,750
APSA NCN due 2014 (Note 35)	Unsecured	US$	Fixed	10.00%	50	-	-
APSA NCN Class I due 2017	Unsecured	US$	Fixed	7.88%	120	25,387	5,499
Bank overdrafts	Unsecured	Ps.	Fixed	25.375% and 24%	-	225,601	444,527
Short term loans	Unsecured	US$	Floating	Libor + 300 bps o 6% (the higher)	15	7,385	6,266
Short term loans	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	3,553	893
Short term loans	Unsecured	Rs.	Floating	TJLP + 1.95 to 3.10	84.1	155,330	-
Short term loans	Unsecured	Rs.	Fixed	7.23%	19.1		19,081
Short term loans	Unsecured	Ps.	Fixed	15.01%	24	7,540	6,895
Short term loans	Secured	Rs.	Fixed	7.23%	11.9	44,482	-
Short term loans	Secured	Rs.	Floating	9.54 TJLP + 1.95 to 3.10	-	-	84,933
Short term loans	Secured	Rs.	Floating	5.5 to 10 TJLP + 1.95 to 3.10	5.5	6,643	5,263
Syndicated loans (i)	Unsecured	Ps.	Fixed	15.01%	203	101,307	51,005
Seller financing	Secured	US$	Fixed	3.5%	16.4	26,410	12,809
Seller financing	Unsecured	Rs.	Floating	IGPM/CDI	102	166,951	106,165
Other seller - financed debt					9.9	-	16,348
Finance lease obligations	Secured	US$	Fixed	10.75% y7.5%	499	2,176	1,460
Other short term loans		Ps.	Fixed			66,183	9,625
Other short term loans		Bol.	Floating			3,127	9,968
Related parties (Note 35)						4,678	-
Current borrowings						1,992,789	1,527,390
Total borrowings						8,271,854	5,717,286
(i)	Include Ps. 18,855 and Ps. 9,738 with Banco Hipotecario as of March 31, 2014 and June 30, 2013, respectively. See Note 35.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Borrowings (Continued)

Notes issued by Cresud

ON Class XV and XVI

On November 18, 2013, the Eighth Series of simple corporate notes was issued in the equivalent amount of Ps. 828 million, in two classes.

Class XV Non-Convertible Notes, for a face value of 176.37 million and falling due 24 months after the issuance date, will accrue interest at a variable rate (Badlar plus 399 basis points). Interest will be payable quarterly in arrears whereas the principal will be amortized in three consecutive payments on the 18, 21 and 24 months following the issue date.

Class XVI Non-Convertible Notes, for a face value of US$ 109.11 million (equivalent to Ps. 651.20 million) and falling due 60 months after the issuance date, will accrue interest at fixed annual rate of 1.50%. Interest will be payable quarterly in arrears whereas the principal will be amortized in two consecutive payments on the 54 and 60 months following the issue date.

26.	Taxation

The details of the provision for the Group’s income tax are as follows:

	March 31, 2014	March 31, 2013
Current income tax	(195,447)	(179,127)
Deferred income tax	553,420	148,380
Income tax expense	357,973	(30,747)

The gross movement on the deferred income tax account was as follows:

	March 31, 2014	June 30, 2013
Beginning of the period / year	(351,035)	(549,337)
Foreign exchange gain	13,499	5,965
Additions for business combinations	-	(26,103)
Charged / (Credited) to the statement of income	553,420	218,440
End of the period / year	215,884	(351,035)

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Taxation (Continued)

The Group did not recognize deferred income tax assets of Ps. 64.2 million and Ps. 70.1 million as of March 31, 2014 and June 30, 2013, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of the different Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of the Group itself, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	March 31, 2014	March 31, 2013
Tax calculated at the tax rates applicable to profits in the respective countries	307,032	(108,484)
Permanent differences:
Share of loss of associates and joint ventures	24,446	4,825
Unrecognized tax losses	1,088	13,824
Non-taxable income	23,888	62,760
Non-deductible items	-	(3,237)
Non-punishable items	-	(1,166)
Others	1,519	731
Income tax expense	357,973	(30,747)

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.	Shareholders' Equity

Special Reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve, to reflect the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

Dividends

Cash dividends in respect of the year ended as of June 30, 2013 amounted to Ps.120 million, have been approved at the annual general ordinary and extraordinary shareholders’ meeting on October 31, 2013.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Revenues

	March 31, 2014				March 31, 2013
	Urban properties and investments	Agriculture	Feed lot / slaughtering house	Total	Urban properties and investments	Agriculture	Feed lot / slaughtering house	Total
Trading properties	25,933	-	-	25,933	20,175	-	-	20,175
Crops	-	458,877	-	458,877	-	336,881	-	336,881
Cattle	-	51,068	-	51,068	-	60,048	-	60,048
Dairy	-	37,006	-	37,006	-	27,737	-	27,737
Sugarcane	-	87,253	-	87,253	-	120,820	-	120,820
Beef	-	-	373,191	373,191	-	-	126,186	126,186
Supplies	-	54,428	-	54,428	-	32,157	-	32,157
Agriculture products and services income	25,933	688,632	373,191	1,087,756	20,175	577,643	126,186	724,004
Base rent	779,963	8,713	-	788,676	600,070	15,247	-	615,317
Contingent rent	230,725	-	-	230,725	184,351	-	-	184,351
Admission rights	92,538	-	-	92,538	78,339	-	-	78,339
Parking fees	59,446	-	-	59,446	44,981	-	-	44,981
Commissions	32,824	-	-	32,824	28,123	-	-	28,123
Property management fee	19,821	-	-	19,821	25,229	-	-	25,229
Expenses and Collective Promotion Funds	533,128	-	-	533,128	422,078	-	-	422,078
Flattening of tiered lease payments	15,563	-	-	15,563	13,031	-	-	13,031
Agricultural services	-	6,402	-	6,402	-	3,965	1,356	5,321
Advertising and brokerage fees	-	35,582	-	35,582	-	21,401	-	21,401
Others	3,472	1,115	-	4,587	1,923	-	-	1,923
Leases and service income	1,767,480	51,812	-	1,819,292	1,398,125	40,613	1,356	1,440,094
Other revenues:
Consumer financing	457	-	-	457	1,100	-	-	1,100
Hotel operations	253,971	-	-	253,971	174,694	-	-	174,694
Other revenues	254,428	-	-	254,428	175,794	-	-	175,794
Total group revenue	2,047,841	740,444	373,191	3,161,476	1,594,094	618,256	127,542	2,339,892

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Costs

	March 31, 2014				March 31, 2013
	Urban properties and investments	Agriculture	Feed lot / slaughtering house	Total	Urban properties and investments	Agriculture	Feed lot / slaughtering house	Total
Cost of leases and services	-	8,469	-	8,469	-	4,939	-	4,939
Other operative costs	-	8,162	-	8,162	-	4,106	-	4,106
Cost of property operations	-	16,631	-	16,631	-	9,045	-	9,045
Crops	-	972,372	-	972,372	-	746,872	-	746,872
Cattle	-	114,113	-	114,113	-	102,439	-	102,439
Dairy	-	70,999	-	70,999	-	53,720	-	53,720
Sugarcane	-	157,075	-	157,075	-	231,536	-	231,536
Supplies	-	41,378	-	41,378	-	27,858	-	27,858
Beef	-	-	303,100	303,100	-	-	123,427	123,427
Agricultural services	-	2,895	6,942	9,837	-	1,726	2,888	4,614
Brokerage fees	-	25,466	-	25,466	-	17,880	-	17,880
Cost of agricultural sales and services	-	1,384,298	310,042	1,694,340		1,182,031	126,315	1,308,346
Cost of sale of trading properties	10,513	-	-	10,513	10,012	-	-	10,012
Cost from hotel operations	158,917	-	-	158,917	126,234	-	-	126,234
Cost of leases and services	784,672	-	-	784,672	661,477	-	-	661,477
Other costs	241	-	-	241	845	-	-	845
Other costs	954,343	-	-	954,343	798,568	-	-	798,568
Total Group costs	954,343	1,400,929	310,042	2,665,314	798,568	1,191,076	126,315	2,115,959

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Expenses by nature

For the nine-month period ended as of March 31, 2014:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	11,985	6,499	821	974	-	285	102	10,235	3,904	34,805
Amortization and depreciation	162,572	32,002	5,657	4	-	8,285	1,371	7,237	1,321	218,449
Allowance for doubtful accounts	-	-	-	-	-	-	-	38	9,000	9,038
Advertising, publicity and other selling expenses	118,212	-	-	10	-	-	-	-	21,965	140,187
Taxes, rates and contributions	62,543	1,391	3,795	1,823	-	-	168	11,338	91,789	172,847
Maintenance and repairs	181,489	7,865	12,343	2,627	3	18,778	244	17,386	758	241,493
Fees and payments for services	20,464	50,082	3,308	34	236	1,726	35	46,257	6,028	128,170
Director´s fees	-	-	-	-	-	-	-	100,453	-	100,453
Payroll and social security expenses	215,906	57,837	34,217	106	-	90,079	1,910	132,787	23,012	555,854
Cost of sale of properties	-	-	-	4,910	-	-	-	-	-	4,910
Food, beverage and other lodging expenses	-	-	-	-	-	36,105	-	4,802	2,788	43,695
Conditioning and clearance	-	-	-	-	-	-	-	-	10,660	10,660
Changes in biological assets and agricultural produce	-	790,752	-	-	-	-	-	-	518	791,270
Supplies and labor	-	6,387	663,359	-	-	-	-	-	419	670,165
Freights	65	1,001	8,367	-	-	-	6	20	38,244	47,703
Commissions and expenses	-	3,042	128	1	-	3,352	-	6,881	4,695	18,099
Others	11,436	13,191	4,337	24	2	307	754	14,195	7,585	51,831
Total expenses by nature	784,672	970,049	736,332	10,513	241	158,917	4,590	351,629	222,686	3,239,629

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Expenses by nature (Continued)

For the nine-month period ended as of March 31, 2013:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	15,909	962	732	1,285	-	134	86	4,531	817	24,456
Amortization and depreciation	153,969	33,137	3,900	354	-	10,851	1	8,174	647	211,033
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	6,998	6,998
Advertising, publicity and other selling expenses	86,532	-	1	-	-	3,655	-	-	14,445	104,633
Taxes, rates and contributions	47,515	1,524	3,939	1,041	-	-	17	7,885	55,935	117,856
Maintenance and repairs	157,114	4,002	9,558	1,929	34	16,307	81	13,695	668	203,388
Fees and payments for services	22,473	54,061	1,919	103	802	969	95	37,349	4,860	122,631
Director´s fees	-	-	-	-	-	-	-	80,447	-	80,447
Payroll and social security expenses	169,149	41,599	25,531	475	3	71,364	1,750	90,508	16,930	417,309
Cost of sale of properties	-	-	-	4,795	-	-	-	-	-	4,795
Food, beverage and other lodging expenses	-	-	-	-	-	22,435	-	2,080	505	25,020
Changes in biological assets and agricultural produce	-	532,940	-	-	-	-	-	-	-	532,940
Supplies and labor	-	10,774	574,425	-	-	-	-	31	2,539	587,769
Freights	-	323	6,222	-	-	-	21	86	40,364	47,016
Commissions and expenses	-	1,547	282	-	-	-	-	2,915	7,842	12,586
Conditioning and clearance	-	-	14	-	-	-	-	-	9,275	9,289
Others	8,816	2,579	3,315	30	6	519	2,054	13,210	10,464	40,993
Total expenses by nature	661,477	683,448	629,838	10,012	845	126,234	4,105	260,911	172,289	2,549,159

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	Employee costs

	March 31, 2014	March 31, 2013
Salaries, bonuses and social security costs	537,073	407,030
Share-based payments	17,545	9,720
Pension costs – defined contribution plan	1,236	559
	555,854	417,309

32.	Other operating results

	March 31, 2014	March 31, 2013
Gain from purchase of subsidiaries	-	137,062
(Loss) / gain from commodity derivative financial instruments	(18,106)	12,565
Gain from disposal of other property items	833	199
Recovery of provisions	152	1,938
Tax on personal assets	(11,772)	(13,670)
Management fee	46	1,217
Contingencies	(6,403)	(18,163)
Donations	(16,131)	(7,930)
Project Analysis and Assessment	(2,963)	(5,465)
Unrecoverable VAT	(352)	(197)
Administration fee	-	854
Others	2,336	(1,942)
Total other operating results, net	(52,360)	106,468

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Financial results, net

	March 31, 2014	March 31, 2013
Finance income:
- Interest income	76,087	29,804
- Foreign exchange gains	188,212	92,466
- Dividends income	10,741	20,470
- Gain from repurchase of Non-convertible Notes	289	2,057
Finance income	275,329	144,797

Finance costs:
- Interest expense	(541,926)	(340,193)
- Foreign exchange losses	(1,986,573)	(408,138)
- Loss from repurchase of Non-convertible Notes	(35,150)	-
- Other financial costs	(66,873)	(49,035)
Finance cost	(2,630,522)	(797,366)
Less Finance costs capitalized	17,206	6,049
Total financial costs	(2,613,316)	(791,317)
Other finance results:
- Fair value gains of financial assets at fair value through profit or loss	368,092	162,463
- Gain from derivative financial instruments (except commodities)	20,660	5,317
- Gain on the revaluation of receivables arising from the sale of farmland	17,828	4,726
Total other financial income	406,580	172,506
Total financial results, net	(1,931,407)	(474,014)

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

34.	Share-based payments

Established by the Company and subsidiaries

Equity Incentive Plan

For the nine-month period ended March 31, 2014 and 2013, the Group incurred in a charge of Ps. 16 million and Ps. 7.7 million for the nine-month period ended March 31, 2014 and 2013, respectively, related to the awards granted under the Equity Incentive Plan.

Movements in the number of equity-settled options outstanding under the Equity Incentive Plan were as follows:

	March 31, 2014	June 30, 2013
At the beginning	3,232,474	1,671,666
Granted	2,320,203	1,566,060
Canceled	(131,016)	(5,252)
At the end	5,421,661	3,232,474

Established only by subsidiary undertakings

Brasilagro Stock Option Plan

For the nine-month period ended March 31, 2014 and 2013, the Group incurred in a charge of Ps. 2.4 million and Ps. 2 million, respectively, related to the awards granted under the Brasilagro Stock Option Plan.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

34.	Share-based payments (Continued)

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Brasilagro Stock Option Plan are as follows:

	March 31, 2014
	First tranche			Second tranche			Third tranche
	Option’s Exercise price		Options	Option’s Exercise price		Options	Option’s Exercise price		Options
At the beginning	$R	8.97	370,007	$R	8.25	315,479	$R	8.52	315,479
Granted		-	-		-	-		-	-
Forfeited		-	-		-	(54,527)		-	(54,527)
Exercised		-	-		-	-		-	-
Expired		-	(68,159)		-	-		-	-
At the end	$R	8.97	301,848	$R	8.25	260,952	$R	8.52	260,952

June 30, 2013
	First tranche			Second tranche			Third tranche
	Option’s Exercise price		Options	Option’s Exercise price		Options	Option’s Exercise price		Options
At the beginning	$R	8.97	370,007	$R	8.25	315,479	$R	8.52	315,479
Granted		-	-			-		-	-
Forfeited		-	-			-		-	-
Exercised		-	-			-		-	-
Expired		-	-			-		-	-
At the end	$R	8.97	370,007	$R	8.25	315,479	$R	8.52	315,479

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions

See description of the main transactions conducted with related parties in Note 39 to the Consolidated Financial Statements as of June 30, 2013 and 2012.

The following is a summary of the balances with related parties as of March 31, 2014:

Related party	Description of transaction	Investments in Financial Assets	Investments in Financial Assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings	Derivative financial instruments
		Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current
Associates
Tarshop S.A.	Reimbursement of expenses		-	-	622	-	-	-	-	-
	Advances from customers	-	-	-	-	-	(271)	-	-	-
	Leases and/or rights to use	-	-	-	19	(185)	(234)	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	2,261	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	752	-	-	-	-	-
Llao Llao Resorts	Purchase of goods and/or services	-	-	-	-	-	(16)	-	-	-
Agro-Uranga S.A	Dividends receivable	-	-	-	451	-	-	-	-	-
	Brokerage	-	-	-	-	-	(954)	-	-	-
	Sale of inputs	-	-	-	515	-	-	-	-	-
Agro Managers S.A.	Reimbursement of expenses	-	-	-	203	-	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	66	-	(1,094)	-	-	-
	Overdrafts	-	-	-	-	-	-	-	(4,473)	-
	Borrowings	-	-	-	-	-	-	(27,780)	(18,995)	-
	Derivatives	-	-	-	-	-	-	-	-	(7,078)
	Leases and/or rights of use	-	-	-	2,730	-	-	-	-	-
Banco de Crédito y	Reimbursement of expenses	-	-	-	35	-	-	-	-	-
	Leases and/or rights of use	-	-	-	988	-	-	-	-	-
Securitización	Leases and/or rights of use	-	-	-	-	-	-	-	-	-
Total Associates		-	-	-	8,642	(185)	(2,569)	(27,780)	(23,468)	(7,078)

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

Related party	Description of transaction	Investments in Financial Assets	Investments in Financial Assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings	Derivative financial instruments
		Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current
Joint Ventures
Cresca S.A.	Management fee	-	-	-	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	-	-	-	-	-	-
	Loans granted	-	-	88,217	-	-	-	-	-	-
	Financial operations	-	-	-	-	-	-	-	-	-
Puerto Retiro S.A.	Contributions to be paid in	-	-	-	261	-	-	-	-	-
	Reimbursement of expenses	-	-	-	200	-	-	-	-	-
	Financial operations	-	-	-	4,706	-	-	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	1,418	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(65)	-
	Leases’s collections	-	-	-	12	-	(13)	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(94)	-	-	-
	Management fee	-	-	-	36	-	-	-	-	-
Quality Invest S.A.	Management fee	-	-	-	1	-	(45)	-	-	-
	Reimbursement of expenses	-	-	-	59	-	-	-	-	-
Baicom Networks S.A.	Management fee	-	-	-	12	-	-	-	-	-
	Borrowings	-	-	1,103	-	-	-	-	-	-
	Contributions to be paid in	-	-	-	10	-	-	-	-	-
	Reimbursement of expenses	-	-	-	16	-	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	-	(6)	(125,012)	-	-
	Reimbursement of expenses	-	-	-	123	-	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	564	-	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	-	-	138	-	-	-	-	-
Total Joint Ventures		-	-	89,320	7,556	-	(158)	(125,012)	(65)	-

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

Related party	Description of transaction	Investments in Financial Assets	Investments in Financial Assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings	Derivative financial instruments
		Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current
Other related parties
Consultores Asset Management S.A. (CAMSA)	Advances to be recovered	-	-	-	1,161	-	-	-	-	-
	Reimbursement of expenses	-	-	-	4,707	-	(147)	-	-	-
Estudio Zang, Bergel & Viñes	Advances	-	-	-	63	-	-	-	-	-
	Legal services	-	-	-		-	(752)	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	98	-	(1)	-	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	-	-	53,676	-	(5)	-	-	-
	Dividends payable	-	-	-	624	-	-	-	-	-
	Reimbursement of expenses	-	-	-	10	-	-	-	-	-
Museo de los Niños	Reimbursement of expenses	-	-	-	771	-	(50)	-	-	-
	Leases and/or rights to use	-	-	-	-	-	(3)	-	-	-
Austral Gold	Reimbursement of expenses	-	-	-	8	-	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	-	76	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	-	169	-	-	-	-	-
IRSA Real Estate Strategies LP	Capital contribution	-	-	-	-	-	(8)	-	-	-
IRSA Developments LP	Capital contribution	-	-	-	-	-	(5)	-	-	-
Elsztain Managing Partners	Management fee	-	-	-	-	-	(30)	-	-	-
Dolphin Fund PLC	Capital contributions	872,673	-	-	2,143	-	-	-	-	-
	Reimbursement of expenses	-	-	-	-	-	-	-	-	-
Total Other related parties		872,673	-	-	63,506	-	(1,001)	-	-	-
Directors and Senior Management		-	-	-	-	-	-	-	-	-
Directors and Senior Management	Fees	-	-	-	-	-	(32,775)	-	-	-
	Guarantee deposits	-	-	-	-	(20)	-	-	-	-
	Reimbursement of expenses	-	-	-	394	-	(10)	-	-	-
Total Directors and Senior Management		-	-	-	394	(20)	(32,785)	-	-	-
Total		872,673	-	89,320	80,098	(205)	(36,513)	(152,792)	(23,533)	(7,078)

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of transaction	Investments in Financial Assets	Investments in Financial Assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings
		Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current
Associates
Tarshop S.A.	Reimbursement of expenses	-	-	-	1,759	-	(1)	-	-
	Management fee	-	-	-	226	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	1,525	-	-	-	-
IRSA Developments LP	Reimbursement of expenses	-	-	-	32	-	(5)	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	507	-	-	-	-
Agro-Uranga S.A	Dividends receivable	-	-	-	1,471	-	-	-	-
	Sale of goods and/or services	-	-	-	708	-	(364)	-	-
Agro Managers S.A.	Reimbursement of expenses	-	-	-	113	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	298	-	(372)	-	-
	Borrowings	-	-	-	-	-	-	(35,557)	(9,738)
	Non-convertible notes	-	5,135	-	-	-	-	-	-
	Mortgage bonds	-	540	-	-	-	-	-	-
	Leases and/or rights to use	-	-	-	11	-	-	-	-
Manibil S.A.	Other liabilities	-	-	-	-	-	(781)	-	-
Total Associates		-	5,675	-	6,650	-	(1,523)	(35,557)	(9,738)

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.           Related party transactions (Continued)

Related party	Description of transaction	Investments in Financial Assets	Investments in Financial Assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings
		Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current
Joint Ventures
Cresca S.A.	Management fee	-	-	-	1,693	-	-	-	-
	Reimbursement of expenses.	-	-	-	49	-	(157)	-	-
	Financial operations	-	-	41,746	-	-	-	-	-
Puerto Retiro S.A.	Contributions to be paid in	-	-	-	101	-	-	-	-
	Reimbursement of expenses.	-	-	-	180	-	-	-	-
	Financial operations	-	-	-	3,916	-	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses.	-	-	-	275	-	(142)	-	-
	Leases and/or rights to use.	-	-	-	11	-	(261)	-	-
	Management fee	-	-	-	629	-	-	-	-
Baicom Networks S.A.	Management fee	-	-	1,007	1	-	-	-	-
	Reimbursement of expenses.	-	-	-	18	-	(2)	-	-
Quality Invest S.A.	Management fee	-	-	-	46	-	(45)	-	-
	Reimbursement of expenses.	-	-	-	77	-	-	-	-
	Financial operations	-	-	-	500	-	-	-	-
Cyrsa S.A.	Financial operations	-	-	-	-	-	-	(98,327)	-
	Reimbursement of expenses.	-	-	-	6,039	-	(254)	-	-
Boulevard Norte S.A.	Reimbursement of expenses.	-	-	-	29	-	-	-	-
Total Joint Ventures		-	-	42,753	13,564	-	(861)	(98,327)	-

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

Related party	Description of transaction	Investments in Financial Assets	Investments in Financial Assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings
		Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current
Other related parties
Consultores Asset Management S.A. (CAMSA)	Management fee	-	-	-	9,342	-	-	-	-
	Reimbursement of expenses	-	-	-	2,659	-	(43)	-	-
Estudio Zang, Bergel & Viñes	Sale of goods and/or services	-	-	-	60	-	-	-	-
	Legal services	-	-	-	22	-	(1,432)	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	51	-	(2)	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	-	-	34,669	-	-	-	-
	Reimbursement of expenses	-	-	-	268	-	(3)	-	-
Museo de los Niños	Reimbursement of expenses	-	-	-	133	-	(11)	-	-
	Leases and/or rights of use	-	-	-	928	-	(3)	-	-
Elsztain Managing Partners Master	Reimbursement of expenses	-	-	-	-	-	(61)	-	-
Elsztain Managing Partners Ltd.	Reimbursement of Capital	-	-	-	-	-	(105,326)	-	-
Decater	Reimbursement of Capital	-	-	-	-	-	(6,661)	-	-
Dolphin Fund PLC	Subscription	17,249	-	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	133	-	-	-	-
Total Other related parties		17,249	-	-	48,265	-	(113,542)	-	-
Directors and Senior Management
Directors and Senior Management	Management fee	-	-	-	7,599	-	(11,754)	-	-
	Advances	-	-	-	1,204	-	(1,746)	-	-
	Guarantee deposits	-	-	-	-	(20)	-	-	-
	Reimbursement of expenses	-	-	-	83	-	(98)	-	-
Total Directors and Senior Management		-	-	-	8,886	(20)	(13,598)	-	-
Total		17,249	5,675	42,753	77,365	(20)	(129,524)	(133,884)	(9,738)

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended as of March 31, 2014:

Related party	Leases and/or rights to use	Management fee	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Donations
Associates
Agro-Uranga S.A.	-	-	6,926	-	-	-	-
Tarshop S.A.	4,399	(239)	-	-	-	-	-
Banco Crédito y Securitización S.A.	530	-	-	-	-	-	-
Banco Hipotecario S.A.	343	-	-	-	-	43,189	-
Total Associates	5,272	(239)	6,926	-	-	43,189	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	-	(14,596)	-
Cresca S.A.	-	46	-	-	-	2,216	-
Baicom Networks S.A.	-	9	-	-	-	96	-
Nuevo Puerto Santa Fe S.A.	(426)	1,090	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	-	790	-
Quality Invest S.A.	-	162	-	-	-	-	-
Canteras Natal Crespo S.A.	-	-	-	-	-	-	-
Total Joint Ventures	(426)	1,307	-	-	-	(11,494)	-
Other related parties
Inversiones Financieras del Sur S.A.	-	-	-	-	-	19,874	-
Fundación IRSA	-	-	1	-	-	-	(2,250)
Estudio Zang, Bergel & Viñes	-	-	-	-	(2,725)	-	-
Dolphin Fund PLC (i)	-	-	-	-	-	-	-
Hamonet S.A.	(293)	-	-	-	-	-	-
Isaac Elzstain e Hijos S.C.A.	(534)	-	-	-	-	-	-
Total Other related parties	(827)	-	1	-	(2,725)	19,874	(2,250)
Directors and Senior Management
Directors	-	-	-	(88,606)	-	-	-
Senior Management	-	-	-	(10,548)	-	-	-
Total Directors and Senior Management	-	-	-	(99,154)	-	-	-
Total	4,019	1,068	6,927	(99,154)	(2,725)	51,569	(2,250)

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended as of March 31, 2013:

Related party	Leases and/or rights to use	Management fee	Sale of goods and/or services	Corporate Services	Financial operations	Legal services	Donations	Compensation of Directors and Senior management
Associates
Agro-Uranga S.A.	-	-	4,631	-	-	-	-	-
Tarshop S.A.	4,271	-	-	234	-	-	-	-
Banco Hipotecario S.A.	-	-	-	-	(1,045)	-	-	-
Total Associates	4,271	-	4,631	234	(1,045)	-	-	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	(5,397)	-	-	-
Cresca S.A.	-	1,034	-	-	3,466	-	-	-
Baicom Networks S.A.	-	-	-	9	71	-	-	-
Nuevo Puerto Santa Fe S.A.	(27)	794	-	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	343	-	-	-
Quality Invest S.A.	-	2,260	-	-	10	-	-	-
Canteras Natal Crespo S.A.	-	-	-	72	8	-	-	-
Total Joint Ventures	(27)	4,088	-	81	(1,499)	-	-	-
Other related parties
Inversiones Financieras del Sur S.A.	-	-	-	-	2,602	-	-	-
Fundación IRSA	-	-	-	(2)	-	-	(1,420)	-
Estudio Zang, Bergel & Viñes	-	-	-	-	-	(2,292)	-	-
Consultores Asset Management S.A. (CAMSA)	140	(9,388)	-	-	-	-	-	-
Total Other related parties	140	(9,388)	-	(2)	2,602	(2,292)	(1,420)	-
Directors and Senior Management
Directors and Senior Management	-	-	-	-	-	-	-	(69,178)
Total Directors and Senior Management	-	-	-	-	-	-	-	(69,178)
Total	4,384	(5,300)	4,631	313	58	(2,292)	(1,420)	(69,178)

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

36.	CNV General Resolution No. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 - Investment properties
Note 11 - Property, plant and equipment
Exhibit B - Intangible assets	Note 13 - Intangible assets
Exhibit C - Equity investments	Note 38 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 16 - Financial instruments by category
Note 17 - Restricted assets
Exhibit E - Provisions	Note 18 - Trade and other receivables
Note 24 – Provisions
Exhibit F - Cost of sale and services	Note 39 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 40 - Foreign currency assets and liabilities
Exhibit H – Exhibit of expenses	Note 30 - Expenses by nature

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

37.	Investments in associates and joint ventures

						Issuer´s information
								Last financial statement issued
Issuer and type of securities	Class	Amount	Value recorded as of 03.31.14	Value recorded as of 06.30.13	Market value as of 03.31.14	Main activity	Place of business / country of incorporation	Common stock (nominal value)	Income (loss) for the period	Shareholders' equity	% of ownership interest in common stock
Associates

Avenida Inc.	Shares	3,703,704	8,756	-	Not publicly traded	Investment	United States	2,000	449	2,210	24.79%
	Higher value		4,595	-
			13,351	-

Avenida Compras	Shares		(60)	-	Not publicly traded	E-commerce	Argentina	1,100	(470)	12,670	2.10%
	Goodwill		18	-
			(42)	-

Agromanagers S.A.	Shares	981,029	1,809	1,569	Not publicly traded	Investment	Argentina	2,094	513	3,862	46.84%
	Higher value		796	796
			2,605	2,365

Agrouranga S.A.	Shares	893,069	24,550	17,679	Not publicly traded	Agricultural	Argentina	2,500	29,651	68,725	35.72%
	Higher value		11,179	11,179
			35,729	28,858

Banco de Crédito y Securitización S.A.	Shares	3,984,375	13,430	9,901	Not publicly traded	Financing	Argentina	62,500	28,106	212,536	6.38%
			13,430	9,901

Banco Hipotecario S.A.	Shares	446,515,208	1,193,003	1,036,669	1.78	Financing	Argentina	1,500,000	202,422	4,049,357	29.77%
	Higher value		(3,652)	(5,239)
			1,189,351	1,031,430

Bitania 26 S.A.	Shares		11,962	11,069	Not publicly traded	Real State	Argentina	20,000	1,823	24,413	49.00%
	Goodwill	4,724,203	1,736	1,736
	Higher value		8,197	8,535
			21,895	21,340

Lipstick Management LLC	Shares	N/A	1,618	-
	Irrevocable contribution		19	799	Not publicly traded	Management company	United States	N/A	446	2,441	49.00%
			1,637	799

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

37.	Investments in associates and joint ventures (Continued)

						Issuer´s information
								Last financial statement issued
Issuer and type of securities	Class	Amount	Value recorded as of 03.31.14	Value recorded as of 06.30.13	Market value as of 03.31.14	Main activity	Place of business / country of incorporation	Common stock (nominal value)	Income (loss) for the period	Shareholders' equity	% of ownership interest in common stock
Manibil S.A.	Shares	30,397,880	35,785	26,250	Not publicly traded	Real State	Argentina	62,037	7,907	73,031	49.00%
	Irrevocable contribution			6,500
	Goodwill		10	10
			35,795	32,760

New Lipstick LLC	Shares	N/A	(159,568)	(39,091)	Not publicly traded	Real State	United States	N/A	(98,459)	(395,629)	49.87%
			(159,568)	(39,091)

Tarshop S.A.	Shares	133,796,440	31,864	39,140	Not publicly traded	Consumer	Argentina	133,796	(44,270)	159,318	20.00%
	Higher value		(4,881)	(3,925)		financing
			26,983	35,215
Total Associates			1,181,166	1,123,577

Joint Ventures

Baicom Networks S.A.	Shares	4,701,455	3,083	3,035	Not publicly traded	Real State	Argentina	9,403	(683)	6,847	50.00%
	Irrevocable contribution		340	390
	Higher value		276	276
			3,699	3,701

Cresca S.A.	Shares	N/A	60,487	21,644	Not publicly traded	Agricultural	Paraguay	67,979	-	-	50.00%
	Irrevocable contribution		38,269	-
			98,756	21,644

Cyrsa S.A.	Shares	119,608,531	147,125	129,627	Not publicly traded	Real State	Argentina	239,217	34,996	294,249	50.00%
	Higher value		2,753	2,753
			149,878	132,380

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

38.	Investments in associates and joint ventures (Continued)

						Issuer´s information
								Last financial statement issued
Issuer and type of securities	Class	Amount	Value recorded as of 03.31.14	Value recorded as of 06.30.13	Market value as of 03.31.14	Main activity	Place of business / country of incorporation	Common stock (nominal value)	Income (loss) for the period	Shareholders' equity	% of ownership interest in common stock
Entertainment Holdings S.A.	Shares	22,395,574	19,695	12,709	Not publicly traded	Investment	Argentina	44,791	(393)	40,830	50.00%
	Irrevocable contribution		721	-
	Goodwill		(23,192)	24
	Higher value		26,647	10,652
			23,871	23,385

Entretenimiento Universal S.A.	Shares	300	(20)	-	Not publicly traded	Event organization and others	Argentina	12	534	756	50.00%
			(20)	-

Nuevo Puerto Santa Fé S.A.	Shares	138,750	20,541	16,504	Not publicly traded	Commercial real state	Argentina	27,750	8,074	41,082	50.00%
	Goodwill		4,024	4,155
	Higher value		1,323	1,323
			25,888	21,982

Puerto Retiro S.A.	Shares	23,067,250	14,290	15,696	Not publicly traded	Real State	Argentina	46,135	(2,812)	28,581	50.00%
	Higher value		41,160	41,160
			55,450	56,856

Quality Invest S.A.	Shares	69,814,342	62,752	63,210	Not publicly traded	Real State	Argentina	140,629	126	126,504	50.00%
	Irrevocable contribution		500	-
	Goodwill		3,911	3,911
	Higher value		(2,880)	(2,875)
			64,283	64,246
Total Joint Ventures			421,805	324,194
Total investments in associates and joint ventures as of 03.31.14			(*) 1,602,971	-
Total investments in associates and joint ventures as of 06.30.13			-	(*) 1,447,771

(*) Include a balance of Ps. (159,587) and Ps. (39,091) reflecting interests in companies with negative equity as of March 31, 2014 and June 30, 2013, respectively, which is reclassified to “Provisions” (see Note 24).

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

39.	Cost of sales and services provided

	Agricultural business				Urban properties and investments Business
Description	Biological assets	Inventories	Agriculture services	Subtotal Agricultural business	Services and other operating costs	Trading properties	Hotels	Others	Subtotal Urban properties and investments business	Total as of 03.31.14	Total as of 03.31.13
Inventories as of 06.30.13	231,020	236,056	-	467,076	-	194,242	5,962	-	200,204	(i) 667,280	(ii) 639,624

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	91,051	52,920	-	143,971	-	-	-	-	-	143,971	89,680

Changes in net realizable value of agricultural produce after harvest	-	(7,811)	-	(7,811)	-	-	-	-	-	(7,811)	7,044

Decrease due to harvest	-	350,659	-	350,659	-	-	-	-	-	350,659	317,858
Acquisitions and classifications	28,302	842,378	-	870,680	-	-	-	-	-	870,680	482,308
Consume	(413)	(424,565)	-	(424,978)	-	-	-	-	-	(424,978)	(341,290)
Additions	-	-	-	-	-	3,813	2,059	-	5,872	5,872	7,836
Disposals	-	-	-	-	-	(4,786)	-	-	(4,786)	(4,786)	(4,816)
Expenses incurred	-	40,680	38,131	78,811	784,672	10,389	158,918	241	954,220	1,033,031	846,785
Foreign exchange gain	-	25,734	-	25,734	-	26,953	-	-	26,953	52,687	16,099
Inventories as of 03.31.14	(290,127)	(243,966)	-	(534,093)	-	(220,098)	(8,022)	-	(228,120)	(iii) (762,213)	(iv) (579,112)
Costs as of 03.31.14	59,833	872,085	38,131	970,049	784,672	10,513	158,917	241	954,343	1,924,392	-
Costs as of 03.31.13	53,743	604,883	24,822	683,448	661,477	10,012	126,234	845	798,568	-	1,482,016

(i)          Includes Ps. (10,358) corresponding to materials and inputs of IRSA as of June 30, 2013.
(ii)         Includes Ps. (10,867) corresponding to materials and inputs of IRSA as of June 30, 2012.
(iii)        Includes Ps. (10,253) and Ps. (2,462) corresponding to materials and inputs of IRSA and FyO, respectively, as of March 31, 2014.
(iv)        Includes Ps. (10,547) corresponding to materials and inputs of IRSA as of March 31, 2013.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

40.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (3)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 03.31.14	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.13
Assets
Restricted assets
US Dollar	5,322	7.902	42,057	3,124	5.348	16,706
Total restricted assets			42,057			16,706
Trade and other receivables
Uruguayan Peso	13,300	0.363	4,824	355	0.262	93
US Dollar	30,641	7.902	242,123	90,639	5.348	484,735
Euros	3	10.871	36	2	6.949	17
Swiss francs	-	-	-	77	5.660	437
Total trade and other receivables			246,983			485,282
Investment in financial assets
US Dollar	154,108	7.902	1,217,760	39,209	5.348	209,692
Uruguayan Peso	502	0.363	182	-	-	-
Argentine Peso	-	-	-	90	1.000	90
Total Investment in financial assets			1,217,760			209,782
Derivative financial instruments
US Dollar	1,197	7.902	9,455	3,169	5.348	16,949
Total Derivative financial instruments			9,455			16,949
Cash and cash equivalents
Uruguayan Peso	99	0.363	36	309	0.262	81
US Dollar	31,759	7.902	250,962	108,401	5.348	579,731
Euros	114	10.871	1,235	107	6.949	745
Swiss francs	1	8.932	1	-	-	-
Pounds	2	13.173	31	3	8.080	22
Yenes	52	0.077	4	74	0.054	4
Brazilian Reais	5	3.290	17	5	2.370	12
Total Cash and cash equivalents			252,286			580,595

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

40.	Foreign currency assets and liabilities (Continued)

Item (3)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 03.31.14	Total as of 06.30.13	Prevailing exchange rate (1)	Amount of foreign currency (2)
Liabilities
Trade and other payables
Uruguayan Peso	417	0.381	159	38	0.262	10
US Dollar	10,088	8.002	80,721	34,121	5.388	183,845
Brazilian Reais	1	3.69	4
Euros	1	11.028	3	16	7.015	114
Bolivian	-	-	-	-	-	-
Total trade and other payables			80,887			183,969
Borrowings
US Dollar	742,182	8.002	5,938,940	708,733	5.388	3,818,651
Argentine Peso	-	-	-	66	1.000	66
Total borrowings			5,938,940			3,818,717
Derivative financial instruments
US Dollar	1,616	8.002	12,928	322	5.388	1,737
Total Derivative financial instruments			12,928			1,737

(1)	Exchange rate as of March 31, 2014 and June 30, 2013 according to Banco Nación Argentina records.
(2)	Considering foreign currencies those that differ from Company’s functional currency at each period/year-end.
(3)	The Company uses derivative instruments as complement in order to reduce its exposure to exchange rate movements See Note 20.

41.	Incident

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which company is a supplier of the Group and where Group’s documentation was being kept. To the date of these financial statements, the Group is waiting for the company that experienced the fire to report whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

42.	Ongoing litigation with the city of Villa Mercedes

The Misdemeanours Court Judge to the city of Villa Mercedes, Province of San Luis, issued resolution No. 2980/08 about the situation of Cactus in such city, determining that the Company had a 36-month term to present its plan to conclude operations and transfer the establishment located on the Provincial Route 2B. Furthermore, it was determined that in such 36-month period, the Company should not host over 18,500 head of cattle.

Such brief was appealed by Cactus before the Municipality, which was negatively answered on April 7, 2009, by means of Decree No. 0662/09, thus ratifying the Misdemeanour Court Judge’s ruling. Under the administrative justice of the city of Villa Mercedes, the Company would have until April 7, 2012 to present its plan to conclude operations and the transfer of the establishment.

As an answer to this Decree Cactus has filed appeals with the High Court of Justice of the Province of San Luis, objecting the lawfulness of the rulings entered by the Misdemeanours Court Judge of Villa Mercedes. This filing was denied by the High Court of Justice, and the Company lodged an appeal of unconstitutionality against this decision, whose resolution, as of the date of issuance of these financial statements, is pending. Irrespective of the above, the Company is carrying out a plan to improve its relationship with the community of Villa Mercedes, and to strengthen the company’s position as a valuable member in the social and economic community in the region, whose final purpose is that the scheduled moving be reconsidered by municipal authorities.

As part of this plan, on January 27, 2012, Cactus filed with the Municipality of Villa Mercedes a report on the activities performed, the economic and social relevance of the exploitation carried out by Cactus and the special features, complexities and terms of a possible relocation. Such filing received by the Municipality of Villa Mercedes was opportunely forwarded to the Court of Misdemeanors for notification purposes. Additionally, in December 2012, Cactus filed all necessary documentation for renewal of municipal authorization.

Later, on November 13, 2013 and for purposes of amending previous filings, the company requested that enforcement of judgment be suspended and that an authorization be granted to be able to operate until December 2015 with reduced capacity, while it took the relevant steps. In the absence of an answer from Villa Mercedes Municipality, in January 2014, a new request was filed for the Municipality to make a decision on the original request.

As of the balance sheet date, the competent authorities are yet to render a decision on the request.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

43.	Subsequent events

• On April 11, 2014, Cresud reported on a potential repurchase of shares intended to curb the drop in prices and reduce fluctuations on the Company’s shares and ADSs and strengthen its position in the market, thus minimizing potential temporary imbalances that may arise between supply and demand. On that same date, the Shareholders’ Meeting approved a partial release of the account “Reserve for new projects” in an amount of up to Ps. 200 million, in order to appropriate such amount of money to set up a reserve entitled “Reserve for the repurchase of securities”. In view of this measure, the Shareholders’ Meeting approved the repurchase of securities issued by the Company in an amount of Ps. 200 million, to be carried out before December 31, 2014, which period may be extended for an identical term. In this respect, the Board approved the following terms and conditions for the repurchase of shares:

(i)	Maximum investible amount: Up to Ps. 200 million.

(ii)	Maximum number of shares to be repurchased: Up to 5% of the Company’s share capital, which does not exceed the cap of 10% of the capital stock of the Company

(iii)
Daily limit for market transactions: Pursuant to the provisions included in the regulations, the limit for market transactions shall be 25% of the average volume of daily transactions experienced by the Company’s shares, in all markets where it is listed, over the preceding 90 business days.

(iv)
Price to be paid for the shares: Between a minimum of Ps. 1 per share and up to Ps. 13.5 per share. Between Ps. 1 per ADS and up to US$ 14 per ADS. The maximum price may be modified by the Board of Directors, upon prior notification to the CNV and other markets.

(v)	Term for the repurchase transactions to be carried out: up to December 31, 2014.

(vi)	Source of funds: The repurchase transactions shall be funded from optional reserves set up by the Company.

On the balance sheet date, 73,862 shares were repurchased for an amount of US$ 0.7 million and Ps. 0.2 million, in compliance with the terms and conditions of the share repurchase plan. Thus, the investment in Cresud’s own shares represents 0.01% of the capital stock, excluding treasury shares already accounted for as of March 31, 2014.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

43.	Subsequent events (Continued)

• On April 3, 2013, CRESCA signed a bill of sale whereby it sells 24,624 shares and an area of 430 m2 located in Chaco Paraguayo; this transaction is subject to delimitation, division and registration of the land by competent authorities. The total price is US$ 600 per hectare transferred following the division, which amount shall be payable as follows: (i) US$ 1.8 million to be paid upon execution of the bill of sale; (ii) US$ 175 per hectare payable upon execution of the conveyance deed of title, and (iii) US$ 150 per hectare within 360 days following execution of the deed of title, (iv) US$ 200 per hectare within 720 days following the execution of deed of title. Possession shall be delivered upon execution of the conveyance deed of title and constitution of a mortgage to secure payment of the balance, which shall be executed before July 15, 2014.

• During April, in relation to the common share repurchase plan and GDS, IRSA acquired 39,135 common shares in various transactions.(N.V. Ps. 1 per share) for a total amount of Ps. 0.45 million.

• On April 1, 2014, IRSA signed a conveyance deed of title for the sale of the fifth and sixth floor and complementary units in the building Costeros Dique IV (located in Mariquita Sanchez de Thompson No. 120 in the City of Buenos Aires). The total price of the transaction was Ps. 12.4 million (US$ 1.5 million). Such transaction generated a gain before tax of approximately Ps. 10.5 million.

• On April 7, 2014, IRSA signed the transfer deed for the sale of the 21th and 22th floor, two parking units of the Building Maipú 1300 and four parking units of the building Libertador 498. The total price of the transaction was Ps. 24.1 million (US$ 3.0 million). Such transaction generated a gain before tax of approximately Ps. 20.2 million.

• On April 10, 2014, IRSA signed the transfer deed for the sale of the 2nd floor of the Building Avenida de Mayo 589 and ten parking units of the Building Rivadavia 565. The total price of the transaction was Ps. 24.2 million (US$ 3.0 million). Such transaction generated a gain before tax of approximately Ps. 20.3 million.

• On May 6, 2014, IRSA signed the transfer deed for the sale of the Building Constitución 1159. The total price of the transaction was Ps. 23.3 million (US$ 2.9 million). Such transaction generated a gain before tax of approximately Ps. 13.4 million.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

43.	Subsequent events (Continued)

• On May 7, 2014, the transaction by which, Dolphin through Dolphin B.V. and ETH, acquired approximately 53.3% of IDBD was closed. Such percentage may be increased subject to the sale of certain assets by IDBD over the year.

In the above mentioned transaction, Dolphin B.V. together with other investors has a 50% interest while ETH holds the remaining 50% of a total investment amount of US$ 272 million (NIS 950 million). On the other hand, Dolphin B.V. has appointed Mr Eduardo Sergio Elsztain, Saúl Zang and Alejandro Gustavo Elsztain to sit in the Board of IDBD.

Additionally, the Group signed a commitment letter to subscribe shares in the amount of US$ 43.2 million of Dolphin Netherlands B.V., a company organized under the Netherlands Law and indirectly wholly owned by Dolphin B.V., for purposes of materializing the interest in Dolphin Netherlands B.V. in the offering of new shares that IDBD intends to make.

• On April 24, 2014, the Regular Shareholders’ Meeting of Banco Hipotecario S.A. approved the distribution of cash dividends on common shares in an amount of Ps. 42.0 million, for the fiscal year ended December 31, 2013. Out of this amount, Ps. 12.8 million, before income tax, pertain to the Group, based on its interest.

As of the date of issuance of these Unaudited Condensed Interim Consolidated Financial Statements, the decision of the dividends being made available for payment is subject to the Banco Central de la República Argentina consent in the terms of the ruling disclosed by Communication “A” 5072, its amendments and complementary rulings. The BCRA has not announced its decision yet.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 - 23° floor - Autonomous City of Buenos Aires
CUIT: 30-50930070-0

1.
We have reviewed the accompanying unaudited condensed interim consolidated statement of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries as of March 31, 2014, and the related unaudited condensed interim consolidated statements of income and comprehensive income for the nine and three-month periods ended March 31, 2014, and the unaudited condensed interim consolidated statements of changes in shareholders’ equity and cash flows for the nine-month period ended March 31, 2014 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2013 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). The IFRS as issued by the International Accounting Standard Board (IASB) were adopted as accounting standards by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and incorporated by the National Securities Commission (CNV) to its regulations. Therefore, the Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Accounting Standard 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Pronouncement No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements have not been prepared in all material respects in accordance with IAS 34.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

5.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded in the "Inventory and Balance Sheet Book" and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal requirements;

c)	we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
at March 31, 2014, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 2,669,706, which was not callable at that date.

Autonomous City of Buenos Aires, May 12, 2014
PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of March 31, 2014 and June 30, 2013 and for the nine-month periods ended March 31, 2014 and 2013

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2014 and June 30, 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.14	06.30.13
ASSETS
Non-current assets
Investment properties	7	19,466	25,838
Property, plant and equipment	8	410,131	387,987
Intangible assets	9	18,529	19,156
Biological assets	10	272,566	192,065
Investments in subsidiaries, associates and joint ventures	6	3,195,821	2,872,627
Deferred income tax assets	21	245,771	15,212
Income tax credit		83,795	67,752
Trade and other receivables	13	-	80,837
Investment in financial assets	14	55,962	21
Total Non-current assets		4,302,041	3,661,495
Current assets
Biological assets	10	349,160	82,769
Inventories	11	91,619	144,222
Income tax credit		1,547	1,938
Trade and other receivables	13	540,531	254,850
Derivative financial instruments	15	2,552	-
Investment in financial assets	14	187,314	148,715
Cash and cash equivalents	16	40,522	36,739
Total Current assets		1,213,245	669,233
TOTAL ASSETS		5,515,286	4,330,728
SHAREHOLDERS’ EQUITY
Share capital		496,562	496,562
Treasury stock		5,001	5,001
Inflation adjustment of share capital and treasury stock		65,425	65,425
Share premium		773,079	773,079
Share warrants		106,264	106,264
Cumulative translation adjustment		446,599	2,284
Equity-settled compensation		19,393	8,345
Legal reserve		81,616	46,835
Reserve for new developments		217,065	337,065
Special reserve		633,940	695,628
Retained earnings		(493,359)	(26,522)
Acquisition of subsidiaries		(10,804)	(21,996)
TOTAL SHAREHOLDERS’ EQUITY		2,340,781	2,487,970
LIABILITIES
Non-current liabilities
Trade and other payables	17	1,247	1,499
Borrowings	20	1,793,856	1,152,328
Provisions	19	1,639	1,612
Total Non-current liabilities		1,796,742	1,155,439
Current Liabilities
Trade and other payables	17	106,942	108,136
Payroll and social security liabilities	18	26,871	36,440
Borrowings	20	1,225,639	542,733
Derivative financial instruments	15	8,612	-
Provisions	19	9	10
Minimum Presumed Income tax ("MPIT")		9,690	-
Total Current liabilities		1,377,763	687,319
TOTAL LIABILITIES		3,174,505	1,842,758
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		5,515,286	4,330,728

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

1

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income
for the nine and three-month periods beginning on July 1, 2013 and 2012 and January 1, 2014 and 2013 and ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	2014	2013	2014	2013
Revenues	23	412,982	293,903	69,877	58,061
Costs	24	(662,069)	(468,240)	(197,860)	(142,309)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		510,078	304,176	355,170	166,347
Changes in net realizable value of agricultural produce after harvest		722	12,866	4,591	539
Gross profit		261,713	142,705	231,778	82,638
General and administrative expenses	25	(78,488)	(49,298)	(20,157)	(15,842)
Selling expenses	25	(55,240)	(58,878)	(8,577)	(10,845)
Other operating results, net	27	(4,722)	(9,078)	(6,978)	(1,776)
Profit from operations		123,263	25,451	196,066	54,175
Share of (loss) / profit of subsidiaries, associates and joint ventures	6	(70,099)	184,913	(16,938)	27,955
Profit Before Financing and Taxation		53,164	210,364	179,128	82,130
Finance income	28	120,144	25,648	78,903	8,519
Finance costs	28	(1,010,411)	(203,951)	(566,397)	(74,612)
Other financial results	28	112,306	5,128	71,000	4,950
Financial results, net	28	(777,961)	(173,175)	(416,494)	(61,143)
(Loss) / Profit before Income tax		(724,797)	37,189	(237,366)	20,987
Income tax gain	21	230,559	47,302	75,158	2,744
(Loss) / Profit for the period		(494,238)	84,491	(162,208)	23,731

(Loss) / Profit per share for the period:
Basic		(0.68)	0.17	(0.01)	0.05
Diluted		(0.68)	0.15	(0.01)	0.04

(i) Due to the loss for the period, there is no diluted effect on this result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

2

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the nine and three-month periods beginning on July 1, 2013 and 2012 and January 1, 2014 and 2013 and ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Nine months		Three months
	2014	2013	2014	2013
(Loss) / Profit for the period	(494,238)	84,491	(162,208)	23,731
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures	444,315	102,963	275,241	46,416
Other Comprehensive income for the period (i)	444,315	102,963	275,241	46,416
Total Comprehensive (loss) / income for the period	(49,923)	187,454	113,033	70,147

(i)	Items included in other comprehensive income do not generate any impact on the income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation Adjustment of Share Capital and Treasury Stock	Share Premium	Share Warrants	Subtotal	Acquisition of subsidiaries	Cumulative currency translation adjustment	Equity-settled compensation	Legal Reserve	Reserve for new developments	Special reserve (1)	Retained Earnings	Total shareholders’ equity
Balance as of July 1, 2013	496,562	5,001	65,425	773,079	106,264	1,446,331	(21,996)	2,284	8,345	46,835	337,065	695,628	(26,522)	2,487,970
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	-	(494,238)	(494,238)
Other comprehensive income for the period	-	-	-	-	-	-	-	444,315	-	-	-	-	-	444,315
Total comprehensive income / ( loss) for the period	-	-	-	-	-	-	-	444,315	-	-	-	-	(494,238)	(49,923)
Appropriation of retained earnings resolved by Shareholders’ Meeting held on 10/31/13:
- Legal reserve	-	-	-	-	-	-	-	-	-	34,781	-	(34,781)	-	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	-	(26,907)	26,907	-
- Cash dividends	-	-	-	-	-	-	-	-	-	-	(120,000)	-	-	(120,000)
Equity-settled compensation	-	-	-	-	-	-	-	-	12,107	-	-	-	-	12,107
Changes in interest in subsidiaries	-	-	-	-	-	-	11,192	-	-	-	-	-	-	11,192
Cancellation of Brasilagro warrants	-	-	-	-	-	-	-	-	(1,059)	-	-	-	-	(1,059)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	-	494	494
Balance as of March 31, 2014	496,562	5,001	65,425	773,079	106,264	1,446,331	(10,804)	446,599	19,393	81,616	217,065	633,940	(493,359)	2,340,781
(1)	Corresponding to General Resolution 609/12 of the National Securities Commission. See Note 22.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Title

4

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation Adjustment of Share Capital and Treasury Stock	Share Premium	Share Warrants	Subtotal	Acquisition of subsidiaries	Cumulative currency translation adjustment	Equity-settled compensation	Legal Reserve	Other Reserves	Retained Earnings	Total shareholders’ equity
Balance as of July 1, 2012	496,562	5,001	166,218	773,079	106,263	1,547,123	(9,596)	(81,939)	4,540	42,922	389,202	666,611	2,558,863
Profit for the period	-	-	-	-		-	-	-	-	-	-	84,491	84,491
Other comprehensive income for the period	-	-	-	-		-	-	102,963	-	-	-	-	102,963
Total comprehensive income for the period	-	-	-	-		-	-	102,963	-	-	-	84,491	187,454
Appropriation of retained earnings resolved by Shareholders’ Meeting held on 10/31/12:
- Legal reserve	-	-	-	-	-	-	-	-	-	3,913	-	(3,913)	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	(52,137)	52,137	-
- Appropriation of retained earnings	-	-	(100,793)	-	-	(100,793)	-	-	-	-	-	100,793	-
- Cash dividends	-	-	-	-	-	-	-	-	-	-	-	(120,000)	(120,000)
Acquisition of subsidiaries	-	-	-	-	-	-	(8,284)	-	-	-	-	-	(8,284)
Equity-settled compensation	-	-	-	-	-	-	-	-	6,245	-	-	-	6,245
Exercise of warrants	-	-	-	-	1	1	-	-	-	-	-	-	1
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	385	385
Currency translation adjustment from share retained before business combination	-	-	-	-	-	-	-	(8,331)	-	-	-	-	(8,331)
Balance at March 31, 2013	496,562	5,001	65,425	773,079	106,264	1,446,331	(17,880)	12,693	10,785	46,835	337,065	780,504	2,616,333

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month periods ended March 31, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.14	03.31.13
Operating activities:
Cash used in operations	16	(150,834)	(13,955)
Income tax paid		-	-
Net cash used in operating activities		(150,834)	(13,955)
Investing activities:
Proceeds from sale of companies		379	(7,924)
Capital contribution to subsidiaries, associates and joint ventures		(4,589)	(78,987)
Purchases of investment properties	7	(1,603)	(1,686)
Proceeds from sale of investment properties		79	-
Purchases of property, plant and equipment	8	(22,767)	(37,845)
Proceeds from sale of property, plant and equipment		691	1,758
Purchase of intangible assets	9	(17)	(43)
Purchase of investment in financial assets		(1,901,668)	(449,585)
Proceeds from disposals of Investment in financial assets		1,905,343	290,903
Loans granted to subsidiaries, associates and joint ventures		(52,077)	(18,245)
Loans repayments received from subsidiaries, associates and joint ventures		1,624	30,000
Dividends received		11,299	119,167
Net cash used in investing activities		(63,306)	(152,487)
Financing activities:
Proceeds from issuance of non-convertible notes		833,561	634,597
Payment of non-convertible notes		(387,314)	(223,197)
Repurchase of non-convertible notes		(24,014)	-
Dividend payments		(120,000)	(52,946)
Proceeds from borrowings		51,853	110,698
Proceeds of borrowings from subsidiaries, associates and joint ventures		23,292	-
Repayments of borrowings		(17,620)	(188,421)
Payments of borrowings from subsidiaries, associates and joint ventures		(186)	(186)
Payments of warrants		(1,059)	-
Proceeds from warrants		-	1
Payment of seller financing		(93)	(107)
Interest paid		(141,785)	(88,996)
Net Cash flows provided by financing activities		216,635	191,443
Net increase in cash and cash equivalents		2,495	25,001
Cash and cash equivalents at beginning of period	16	36,739	8,194
Foreign exchange gain on cash and cash equivalents		1,288	433
Cash and cash equivalents at end of period		40,522	33,628

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements

Cresud S.A.C.I.F. y A.

By:	/s/ Fernando A. Elsztain
Fernando A. Elsztain
Director Acting as President

6

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information

1.1	The Company’s business and general information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on May 12, 2014.

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statement

2.1.	Basis of preparation

These Unaudited Condensed Interim Separate Financial Statements of the Company have been prepared in accordance with Technical Resolutions No. 26 (RT 26) of Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym) and IAS 34 “Interim Financial Reporting”.

Furthermore, some additional questions were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13 of the CNV. Such information is included in the Notes to the Unaudited Condensed Interim Separate Financial Statements according to IFRS.

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual Separate Financial Statements of the Company as of June 30, 2013. These Unaudited Condensed Interim Separate Financial Statements are expressed in thousands of Argentine Pesos.

The Unaudited Condensed Interim Separate Financial Statements for the nine-month periods ended March 31, 2014 and 2013 have not been audited. The Company´s management believes they include all necessary adjustments to fairly present the results of each period. Results for the nine-month periods ended March 31, 2014 and 2013 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

7

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statement (Continued)

2.2.	Significant accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the information under RT 26 as of June 30, 2013. Most significant accounting policies are described in Note 2 to the annual Consolidated Financial Statements.

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the annual financial statements relative to the year ended June 30, 2013, except for changes in accrued income tax, provision for legal claims and allowance for doubtful accounts.

2.4.	Comparative information

Amounts as of March 31, 2013 and June 30, 2013, which are disclosed for comparative purposes have been taken from the condensed interim separate financial statements as of such dates. These financial statements originally issued have been subject to certain reclassifications required in order to present these figures comparatively with this period.

During the period, the Argentine Peso devalued against the US$ and other currencies by around 32%, which has an impact in comparative information presented in these Financial Statements, due mainly to the currency exposure of our income and our assets and liabilities in foreign currency as detailed in Note 34.

8

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between February and June every year. Wheat is generally harvested between November and January. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

4.	Acquisitions and disposals

Sale of receivables with subsidiaries

On September 30, 2013, the Company sold receivables due from Agropecuaria Acres de Sud S.A., Yuchán Agropecuaria S.A., Yatay Agropecuaria S.A. and Ombú Agropecuaria S.A. to Doneldon, for a total amount of US$ 12.4 million, which were capitalized on that same date.

See summary of acquisition and additional disposal of the Company for the nine-month period ended March 31, 2014 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.	Financial risk management and fair value estimates

5.1.	Financial risk

The Company’s activities are exposed to several financial risks, namely: market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

Note 5 to the annual Consolidated Financial Statements provide information on financial risk management as of June 30, 2013 and 2012 and July 1, 2011. Since June 30, 2013 there have been no changes in the risk management or risk management policies applied by the Company.

5.2.           Fair value estimates

Since June 30, 2013 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). Nor there have been transfers between the several tiers used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

9

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

Set out below are the changes in Company’s investment in subsidiaries, associates and joint ventures for the nine-month period ended March 31, 2014 and for the fiscal year ended June 30, 2013:

	March 31, 2014	June 30, 2013
Beginning of the period / year	2,872,627	2,656,655
Acquisition of subsidiaries (i)	(5,947)	(7,521)
Capital contribution	77,006	109,504
Disposal of subsidiaries	19,989	(1,192)
Share of profit / (loss)	(70,099)	131,953
Cumulative translation adjustments	444,315	100,778
Equity settled compensation	8,528	4,886
Dividends distributed	(170,233)	(122,819)
Reimbursement of expired dividends	494	383
Intergroup transactions	19,141	-
End of the period / year	3,195,821	2,872,627

(i)	Includes the effect of changes in subsidiaries as consequence of repurchase of equity interest.

10

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Information about principal subsidiaries, associates and joint ventures (Continued)

See changes in Company’s investment in associates and joint ventures for the nine-month periods ended March 31, 2014 and 2013 in Notes 8 and 9 to the Unaudited Condensed Interim Consolidated Financial Statements.

7.	Investment properties

Changes in Company’s investment properties for the nine-month period ended March 31, 2014 and for the fiscal year ended as of June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Beginning of the period / year	25,838	15,995
Additions	1,603	2,532
Reclassification of Property, plant and equipment	-	8,579
Reclassification to property, plant and equipment	(7,630)	-
Disposals	(79)	(907)
Depreciation charge (i)	(266)	(361)
End of the period / year	19,466	25,838

(i)	Depreciation charges of investment property were included in “Costs” in the Statement of Income. (Note 24).

The following amounts have been recognized in the statement of income:

	March 31, 2014	March 31, 2013
Rental and service income	7,706	13,163

11

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Property, plant and equipment

Changes in Company’s property, plant and equipment ("PPE") for the nine-month period ended March 31, 2014 and for the fiscal year ended as of June 30, 2013 were as follows:

	Owner-occupied farmland (ii)	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At June 30, 2012:
Costs	377,808	819	1,186	18,471	6,532	404,816
Accumulated depreciation	(27,059)	(589)	(830)	(13,552)	(2,457)	(44,487)
Net book amount	350,749	230	356	4,919	4,075	360,329
Year ended June 30, 2013:
Opening net book amount	350,749	230	356	4,919	4,075	360,329
Additions	45,715	-	124	4,867	829	51,535
Reclassifications to investment properties	(8,579)	-	-	-	-	(8,579)
Disposals	(6,625)	-	(10)	(43)	(338)	(7,016)
Depreciation charge (i)	(5,698)	(69)	(66)	(1,353)	(1,096)	(8,282)
Closing net book amount	375,562	161	404	8,390	3,470	387,987
Period ended March 31, 2014:
Opening net book amount	375,562	161	404	8,390	3,470	387,987
Additions	21,578	-	93	869	227	22,767
Reclassifications of investment properties	7,630	-	-	-	-	7,630
Disposals	(661)	-	(3)	(5)	(220)	(889)
Depreciation charge (i) (Note 25)	(5,190)	(41)	(55)	(1,297)	(781)	(7,364)
Closing net book amount	398,919	120	439	7,957	2,696	410,131
At March 31, 2014:
Costs	436,069	819	1,366	23,756	6,367	468,377
Accumulated depreciation	(37,150)	(699)	(927)	(15,799)	(3,671)	(58,246)
Net book amount	398,919	120	439	7,957	2,696	410,131

(i)
For the nine-month period ended March 31, 2014, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 450 under the line item “General and administrative expenses”, Ps. 46 under the line item “Selling expenses” and Ps. 6,868 under the line item “Cost” in the Statement of Income. For the fiscal year ended June 30, 2013, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 436 under the line item “General and administrative expenses” and Ps. 7,846 under the line item “Cost” in the Statement of Income.

12

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Intangible assets

Changes in Company’s intangible assets for the nine-month period ended March 31, 2014 and for the fiscal year ended June 30, 2013 were as follows:

	Computer Software	Rights of use	Total
Opening net book amount	333	19,818	20,151
Additions	57	-	57
Amortization charge (i)	(299)	(753)	(1,052)
Net book amount as of June 30, 2013	91	19,065	19,156
Additions	17	-	17
Amortization charge (i)	(81)	(563)	(644)
Net book amount as of March 31, 2014	27	18,502	18,529
Costs	389	23,582	23,971
Accumulated depreciation	(362)	(5,080)	(5,442)
Net book amount as of March 31, 2014	27	18,502	18,529

(i)	Amortization charges are included in “General and administrative expenses” in the Statement of Income. There is no impairment charges for any of the periods presented.

10.	Biological assets

Changes in Company’s biological assets for the nine-month period ended March 31, 2014 and for the fiscal year ended as of June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Beginning of the period / year	274,834	249,180
Increase due to purchases	28,302	712
Initial recognition and changes in the fair value of biological assets	473,455	350,846
Decrease due to harvest	(94,081)	(260,704)
Decrease due to sales	(59,832)	(63,969)
Decrease due to consumption	(952)	(1,231)
End of the period / year	621,726	274,834

13

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.           Biological assets (Continued)

Biological assets as of March 31, 2014 and June 30, 2013 were as follows:

	Classification	March 31, 2014	June 30, 2013
Non-current
Cattle for dairy production	Production	30,829	27,957
Breeding cattle	Production	232,405	155,058
Other cattle	Production	5,704	6,320
Others biological assets	Production	3,628	2,730
Non-current biological assets		272,566	192,065
Current
Cattle for dairy production	Consumable	74	177
Cattle for sale	Consumable	20,387	40,692
Crops	Consumable	328,037	41,150
Other cattle	Consumable	662	750
Current biological assets		349,160	82,769
Total biological assets		621,726	274,834

11.	Inventories

Company’s inventories as of March 31, 2014 and June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Current
Crops	29,147	74,929
Materials and inputs	42,388	46,998
Seeds and fodders	20,084	22,295
Total inventories	91,619	144,222

As of March 31, 2014 and June 30, 2013 the cost of inventories recognized as expense amounted to Ps. 278,700 and Ps. 343,505, respectively and they have been included in “Costs”.

14

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Financial instruments by category

Determining fair values

See determination of the fair value of the Company in Note 16 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of March 31, 2014 and June 30, 2013 and their allocation to the fair value hierarchy:

Determining fair values

	March 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
Corporate Notes – Related Parties	57,405	-	-	57,405
- Government bonds	185,871	-	-	185,871
Derivative financial instruments:
- Commodities	32	-	-	32
- Swaps	-	2,520	-	2,520
Cash and cash equivalents	2,701	-	-	2,701
Total assets	246,009	2,520	-	248,529

	March 31, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Foreign-currency contracts	-	8,612	-	8,612
Total assets	-	8,612	-	8,612

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Mutual funds	127,235	-	-	127,235
- Shares	-	21	-	21
- Corporate bonds	21,480	-	-	21,480
Cash and cash equivalents	161	-	-	161
Total assets	148,876	21	-	148,897

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 16 to the Unaudited Condensed Interim Consolidated Financial Statements.

15

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.	Trade and other receivables

Company’s trade and other receivables as of March 31, 2014 and June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Non-current
VAT receivables	-	7,202
Non-current other receivables	-	7,202
Related parties (Note 30)	-	73,635
Non-current trade and other receivables	-	80,837
Current
Receivables from sale of agricultural products and services	29,668	51,427
Deferred checks received	3,891	11,101
Debtors under legal proceedings	554	281
Less: allowance for doubtful accounts	(1,478)	(415)
Trade receivables	32,635	62,394
Prepayments	51,706	23,686
VAT receivables	16,619	5,905
Personnel loans	3,135	-
Gross sales tax credit	3,585	1,904
Other tax receivables	1,114	951
Advance payments	3,027	133
Expenses and services to recover	6,776	3,522
Others	1,954	17,851
Current other receivables	87,916	53,952
Related parties (Note 30)	419,980	138,504
Current trade and other receivables	540,531	254,850
Total trade and other receivables	540,531	335,687

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature.

Movements on the Company’s allowance for doubtful accounts are as follows:

	March 31, 2014	June 30, 2013
Beginning of the period / year	415	474
Charge	1,066	38
Unused amounts reversed / uses	(3)	(97)
End of the period / year	1,478	415

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 25). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

16

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Investment in financial assets

Company’s investments in financial assets as of  March 31, 2014 and June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Non-current
Shares	-	21
Corporate notes - Related parties (Note 30)	55,962	-
Total non-Current financial assets	55,962	21

Current
Corporate bonds	-	21,480
Corporate notes - Related parties (Note 30)	1,443	-
Government bonds	185,871	-
Mutual funds	-	127,235
Total current financial assets	187,314	148,715
Total Investment in financial assets	243,276	148,736

15.	Derivative financial instruments

Derivative financial instruments of the Company as of March 31, 2014 and June 30, 2013 are as follows:

	March 31, 2014	June 30, 2013
Assets
Current
Commodities	32	-
Swaps	2,520	-
Total current assets	2,552	-
Total assets	2,552	-

Liabilities
Current
Foreign-currency contracts……………………………………………………….	8,612	-
Total current liabilities	8,612	-
Total liabilities	8,612	-

17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Cash flow information

Following table shows the amounts of cash and cash equivalents as of March 31, 2014 and June 30, 2013:

	March 31, 2014	June 30, 2013
Cash at bank and on hand	27,093	8,504
Short-term bank deposits	10,728	28,074
Mutual funds	2,701	161
Total cash and cash equivalents	40,522	36,739

Following is a detailed description of cash flows used in the Company’s operations for the nine-month period ended March 31, 2014 and 2013:

	March 31, 2014	March 31, 2013
(Loss) / Gain for the period	(494,238)	84,491
Adjustments for:
Income tax expense	(230,559)	(47,302)
Depreciation	7,630	6,354
Amortization	644	790
Loss (Gain) from disposal and release of investment property and property, plant and equipment	84	(74)
Share-based payments	3,572	1,711
Unrealized (Gain) / Loss from derivative financial instruments (includes commodities)	10,777	3
Changes in fair value of financial assets at fair value through profit or loss	(118,951)	(5,019)
Accrued interest, net	125,516	82,043
Unrealized initial recognition and changes in fair value of biological assets	(451,895)	(220,538)
Changes in net realizable value of agricultural produce after harvest	(722)	(12,866)
Provisions	5,578	4,117
Gain / (loss) from repurchase of Non-convertible Notes	(289)	-
Share of (profit) / loss of Investment in subsidiaries, associates and joint ventures	70,099	(184,913)
Unrealized foreign exchange loss, net	756,428	114,586
Changes in operating assets and liabilities
Decrease in biological assets	105,003	75,955
Decrease in inventories	53,325	59,524
(Increase) / Decrease in trade and other receivables	27,735	(21,064)
(Increase) in derivative financial instruments	(4,717)	(557)
(Decrease) / Increase in trade and other payables	(6,283)	58,504
(Decrease) in payroll and social security liabilities	(9,571)	(9,700)
Net cash used in operating activities before income tax paid	(150,834)	(13,955)

18

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Cash flow information (Continued)

The following table shows a detail of non-cash transaction occurred for the nine-month period ended as of March 31, 2014 and 2013:

	March 31, 2014	March 31, 2013
Non-cash activities
Reimbursement of expired dividends	494	383
Increase in loans granted through a decrease in dividends receivable	(161,797)	-
Decrease (Increase) of interest in subsidiaries, associates and joint ventures through a decrease in trade and other receivables	(72,417)	(16,552)
Decrease (Increase) of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	(444,315)	(94,634)
Increase in loans granted through a decrease in dividends receivable		-
Unpaid dividends	-	(67,054)
Dividends not collected	(412)	-
Share – based payments reserve	8,535	4,534

17.	Trade and other payables

The detail of the Company’s trade and other payables as of March 31, 2014 and June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Non-current
Shareholders’ personal tax payable	1,247	1,476
Others	-	23
Total non-current other payables	1,247	1,499
Total non-current trade and other payables	1,247	1,499
Current
Trade payables	31,469	39,517
Provisions	32,007	43,126
Total current trade payables	63,476	82,643
Sales, rent and services payments received in advance	490	-
Income from leases to be accrued	2,932	-
Guarantee deposits	2,586	7,503
Gross sales tax payable	92	1,389
Tax amnesty plan for payable taxes	307	310
Withholdings tax	855	6,979
Shareholders’ personal tax payable	11,280	-
Others	1,095	3,503
Total current other payables	19,637	19,684
Related parties (Note 30)	23,829	5,809
Total current trade and other payables	106,942	108,136
Total trade and other payables	108,189	109,635

The values of current trade and other payables approximate their respective carrying amounts due to their short-term nature.

19

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Payroll and social security liabilities

The detail of the Company’s salaries and social security liabilities as of March 31, 2014 and June 30, 2013 were as follows:

	March 31, 2014	June 30, 2013
Current
Provision for vacation and bonuses	22,592	27,835
Social security payable	4,210	8,530
Others	69	75
Current payroll and social security liabilities	26,871	36,440
Total payroll and social security liabilities	26,871	36,440

19.	Provisions

The table below shows the movements in Company's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Total
As of June 30, 2012	1,572	5	1,577
Additions	114	-	114
Used during period	(69)	-	(69)
As of June 30, 2013	1,617	5	1,622
Additions	31	-	31
Used during period	-	(5)	(5)
As of March 31, 2014	1,648	-	1,648

The analysis of total provisions was as follows:

	March 31, 2014	June 30, 2013
Non-current	1,639	1,612
Current	9	10
	1,648	1,622

20

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Borrowings

The detail of the Company’s borrowings as of March 31, 2014 and June 30, 2013 were as follows:

						Value as of
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal Value (in millions)	March 31, 2014	June 30, 2013
Non-current
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.50%	60	-	322,925
CRESUD NCN Class XI due 2015 (i)	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	26,793	53,415
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 410 bps	102	-	67,819
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	317,653	425,658
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	254,912	171,084
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	175,866	-
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	881,926	-
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps o 6% (the higher)	15	109,554	77,780
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	16,664	19,784
Loan from Banco de la Provincia de Buenos Aires	Unsecured	Ps.	Fixed	15.01%	21.2	10,204	13,543
Finance lease obligations	Secured	US$	Fixed	7.50%	-	284	320
Non-current borrowings						1,793,856	1,152,328

						Value as of
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal Value (in millions)	March 31, 2014	June 30, 2013
Current
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.5%	60	481,679	6,074
CRESUD NCN Class IX due 2014 (ii)	Unsecured	Ps.	Floating	Badlar + 300 bps	53.7	-	107,344
CRESUD NCN Class X due 2014 (iii)	Unsecured	US$	Fixed	7.75%	31.5	71,949	169,338
CRESUD NCN Class X – 2nd tranche due 2014	Unsecured	US$	Fixed	7.75%	30	80,507	163,477
CRESUD NCN Class XI due 2015 (iv)	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	53,924	26,752
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 410 bps	102	104,062	35,083
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	316,044	(1,954)
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	101	(74)
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	3,987	-
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	4,337	-
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps o 6% (the higher)	15	7,385	6,266
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	3,553	893
Loan from Banco de la Provincia de Buenos Aires	Unsecured	Ps.	Fixed	15.01%	21.2	7,540	6,895
Loan from Cactus	Unsecured	Ps.	Floating	Badlar	23	24,032	-
Finance lease obligations	Secured	US$	Fixed	10.75%	-	322	217
Bank overdrafts	Unsecured	Ps.	Fixed	-	-	66,217	22,422
Current borrowings						1,225,639	542,733
Total borrowings						3,019,495	1,695,061

(i)
Includes an outstanding balance of Ps. 2,520 and Ps. 4,480 with ERSA and PAMSA, respectively, as of 03.31.14. Includes an outstanding balance of Ps. 5,040 and Ps. 8,960 with ERSA and PAMSA, respectively, as of 06.30.13.

(ii)	Includes an outstanding balance of Ps. 2,170 and Ps. 3,858 with ERSA and PAMSA, respectively, as of 06.30.13.
(iii)	Includes an outstanding balance of Ps. 1,747 with ERSA as of 03.31.14 and it includes a balance of Ps. 3,528 with ERSA as of 06.30.13.
(iv)
It includes an outstanding balance of Ps. 5,096 and Ps. 9,060 with ERSA and PAMSA, respectively, as of 03.31.14. Includes an outstanding balance of Ps. 2,556 and Ps. 4,544 with ERSA and PAMSA, respectively as of 06.30.13.

21

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Borrowings (Continued)

The fair value of current borrowings equals their carrying amount, as the impact of discounting is not significant. The fair values of non-current borrowings (excluding finance leases) were as follows:

	March 31, 2014	June 30, 2013
CRESUD Class VIII NCN due 2014	500,344	330,873
CRESUD Class XI NCN due 2015	26,793	80,502
CRESUD Class XII NCN due 2015	-	102,073
CRESUD Class XIII NCN due 2015	639,751	429,071
CRESUD Class XIV NCN due 2018	257,421	172,692
CRESUD Class XV NCN due 2015	175,866	-
CRESUD Class XVI NCN due 2018	877,802	-
Long-term loans	147,172	126,564
Total	2,625,149	1,241,775

21.	Taxation
The details of the provision for the Company’s income tax were as follows:

	March 31, 2014	March 31, 2013
Deferred income tax	230,559	47,302
Income tax gain	230,559	47,302

The gross movement on the deferred income tax account was as follows:

	March 31, 2014	June 30, 2013
Beginning of period / year	15,212	(61,025)
Charged to statement of income	230,559	76,237
End of period / year	245,771	15,212

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before tax as follows:

	March 31, 2014	March 31, 2013
Tax calculated at the tax applicable tax rate in effect	253,679	(13,016)
Permanent differences:
Share of (loss) / profit of subsidiaries, associates and joint ventures	(16,738)	64,720
Tax on personal assets	(2,824)	(3,139)
Others	(3,558)	(1,263)
Income tax expense	230,559	47,302

22

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Shareholders' Equity

Special Reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve, to reflect the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

Dividends

Cash dividends for the year ended June 30, 2013 for an amount of up to Ps. 120 million have been approved at the annual general ordinary and extraordinary shareholders’ meeting on October 31, 2013.

23.	Revenues

	March 31, 2014	March 31, 2013
Crops	289,958	191,378
Cattle	70,841	50,328
Dairy	37,006	27,737
Supplies	971	7,332
Leases	7,706	13,163
Agricultural services	6,500	3,965
Total revenue	412,982	293,903

24.	Costs

	March 31, 2014	March 31, 2013
Crops	461,622	311,193
Cattle	119,358	88,828
Dairy	70,999	53,720
Agricultural services	2,895	1,726
Leases	2,553	2,200
Supplies	17	6,467
Other costs	4,625	4,106
Total costs	662,069	468,240

23

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Expenses by nature

For the nine-month period ended as of March 31, 2014:

	Costs
	Cost of sale and agricultural services	Cost of agricultural production	Other operating costs	General and administrative expenses	Selling expenses	Total
Supplies and labor	1,756	249,969	-	-	-	251,725
Leases and expenses	16	696	102	2,105	133	3,052
Amortization and depreciation	899	4,693	1,799	1,098	50	8,539
Doubtful accounts	-	-	-	-	1,066	1,066
Changes in biological assets and agricultural produce	337,346	-	-	-	-	337,346
Advertising, publicity and other selling expenses	-	-	-	-	348	348
Maintenance and repairs	1,858	8,943	244	2,041	89	13,175
Payroll and social security expenses	1,637	31,064	1,910	33,891	2,852	71,354
Fees and payments for services	35	3,098	35	3,931	316	7,415
Freights	10	7,315	6	9	26,365	33,705
Commissions	-	387	-	-	1,285	1,672
Conditioning and clearance	-	-	-	-	8,057	8,057
Directors’ fees	-	-	-	29,653	-	29,653
Taxes, rates and contributions	116	3,690	168	2,222	14,480	20,676
Others	-	3,916	361	3,538	199	8,014
Total expenses by nature	343,673	313,771	4,625	78,488	55,240	795,797

24

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Expenses by nature (Continued)

For the nine-month period ended as of March 31, 2013:

	Costs
	Cost of sale and agricultural services	Cost of agricultural production	Other operating costs	General and administrative expenses	Selling expenses	Total
Leases and expenses	14	710	86	1,742	114	2,666
Amortization and depreciation	1,037	3,223	1,748	1,160	44	7,212
Doubtful accounts	-	-	-	-	(60)	(60)
Advertising, publicity and other selling expenses	1	-	-	-	687	688
Taxes, rates and contributions	329	3,806	17	895	9,534	14,581
Maintenance and repairs	659	7,477	81	1,846	38	10,101
Fees and payments for services	45	1,834	95	2,798	468	5,240
Freights	17	5,515	21	79	29,956	35,588
Commissions	-	170	-	-	1,142	1,312
Conditioning and clearance	-	-	-	-	7,154	7,154
Directors’ fees	-	-	-	11,649	-	11,649
Payroll and social security expenses	985	23,112	1,750	24,750	2,275	52,872
Changes in biological assets and agricultural produce	229,544	-	-	-	-	229,544
Supplies and labor	1,202	181,356	-	-	-	182,558
Others	153	2,944	309	4,379	7,526	15,311
Total expenses by nature	233,986	230,147	4,107	49,298	58,878	576,416

25

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Employee costs

	March 31, 2014	March 31, 2013
Salaries, bonuses and social security costs	63,000	47,817
Other benefits and expenses	4,166	2,801
Share-based payments	3,572	1,711
Pension costs – defined contribution plan	616	543
	71,354	52,872

27.	Other operating results, net

	March 31, 2014	March 31, 2013
Administration fee	1,252	854
Management fee	2,546	1,034
Loss from commodity derivative financial instruments	(4,305)	(2,324)
(Loss) / gain from disposal of property, plant and equipment	(84)	74
Tax on shareholders’ personal assets	(8,068)	(8,969)
Donations	(165)	(280)
Project analysis and assessment	(2,963)	(469)
Contingencies	(930)	(456)
Transfer of consulting arrangement	7,538	-
Others	457	1,458
Total other operating results, net	(4,722)	(9,078)

26

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Financial results, net

	March 31, 2014	March 31, 2013
Finance income:
- Interest income	18,292	9,243
- Foreign exchange gains	101,563	16,405
- Gain from repurchase on Non-convertible Notes	289	-
Finance income	120,144	25,648

Finance costs:
- Interest expense	(143,808)	(91,286)
- Foreign exchange losses	(851,818)	(104,610)
- Other finance costs	(14,785)	(8,055)
Finance costs	(1,010,411)	(203,951)
Other finance results:
- Fair value gains of financial assets at fair value through profit or loss	118,951	5,019
- (Loss) / Gain from derivative financial instruments (except commodities)	(6,645)	109
Total other finance results	112,306	5,128
Total financial results, net	(777,961)	(173,175)

29.	Share-based payments

See Note 34 to the Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2014 and 2013.

27

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions

See description of the main transactions conducted with related parties in Note 39 to the Consolidated Financial Statements as of June 30, 2013 and 2012.

The following is a summary of the balances with related parties as of March 31, 2014:

Related party	Description of transaction	Investment in financial assets Non-current	Investments in financial assets Current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Subsidiaries
IRSA Inversiones y Representaciones S.A.	Corporate services	-	-	9,353	-	-	-	-
	Financial operations	-	-	212,713	-	-	-	-
	Non-convertible notes	35,521	780	-	-	-	-	-
	Sale of goods and/or services	-	-	-	(701)	-	-	-
	Reimbursement of expenses	-	-	-	(304)	-	-	-
Brasilagro	Financial operations	-	-	7,352	-	-	-	-
	Reimbursement of expenses	-	-	607	(1,868)	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	-	-	36	-	-	-	-
	Sale of goods and/or services	-	-	7,421	(1)	-	-	-
Helmir S.A.	Financial operations	-	-	60,770	-	-	-	-
Ombú Agropecuaria S.A.	Administration fee	-	-	1,062	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	4	-	-	-	-
Agropecuaria Acres del Sud S.A.	Administration fee	-	-	1,919	-	-	-	-
	Reimbursement of expenses	-	-	177	-	-	-	-
Cactus Argentina S.A.	Reimbursement of expenses	-	-	119	-	-	-	-
	Financial operations	-	-	1,645	-	-	(24,032)	-
	Acquisition of Property, plant and equipment	-	-	-	(34)	-	-	-
	Management fee	-	-	3,025	-	-	-	-
Yatay Agropecuaria S.A.	Administration fee	-	-	1,062	-	-	-	-

28

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets Non-current	Investments in financial assets Current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Yuchán Agropecuaria S.A.	Administration fee	-	-	1,062	-	-	-	-
Futuros y Opciones.Com S.A.	Brokerage	-	-	14,755	(1,988)	-	-	-
	Reimbursement of expenses	-	-	103	(33)	-	-	-
	Financial operations	-	-	16,154	-	-	-	-
	Administration fee	-	-	29	-	-	-	-
Total Subsidiaries		35,521	780	339,368	(4,929)	-	(24,032)	-

Associates
Agro Managers S.A.	Reimbursement of expenses	-	-	203	-	-	-	-
Agro-Uranga S.A.	Dividends receivables	-	-	451	-	-	-	-
Total Associates		-	-	654	-	-	-	-

Subsidiaries of the subsidiaries
Nuevas Fronteras S.A.	Provision of services	-	-	-	(17)	-	-	-
Alto Palermo S.A.	Reimbursement of expenses	-	-	-	(3,953)	-	-	-
	Non-convertible Notes	20,441	663	-	-	-	-	-
	Share-based payments	-	-	-	(624)	-	-	-
	Corporate services	-	-	22,673	-	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	-	-	(7)	-	-	-
	Non-convertible Notes	-	-	-	-	(2,520)	(6,843)	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	-	-	-	-	-
Panamerican Mall S.A.	Reimbursement of expenses	-	-	25	-	-	-	-
	Non-convertible Notes	-	-	-	-	(4,480)	(9,060)	-
Fibesa S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
Total Subsidiaries of the subsidiaries		20,441	663	22,700	(4,601)	(7,000)	(15,903)	-

29

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets Non-current	Investments in financial assets Current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Associates of the subsidiaries
Tarshop S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
Banco Hipotecario S.A.	Derivatives	-	-	-	-	-	-	(5,525)
Llao Llao Resorts S.A.	Purchase-Sale of goods and/or services	-	-	-	(16)	-	-	-
Total Associates of the subsidiaries		-	-	2	(16)	-	-	(5,525)

Joint Ventures of the subsidiaries
Cyrsa S.A.	Reimbursement of expenses	-	-	63	-	-	-	-
Total Joint Ventures of the subsidiaries		-	-	63	-	-	-	-

Other Related parties
Consultores Asset Management S.A. (CAMSA)	Advances to be recovered	-	-	1,161	-	-	-	-
	Reimbursement of expenses	-	-	1,883	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	29	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	(204)	-	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	-	53,393	-	-	-	-
	Dividends payable	-	-	624	-	-	-	-
	Reimbursement of expenses	-	-	10	-	-	-	-
Other Related parties		-	-	57,100	(204)	-	-	-

Directors and Senior Management
Directors and Senior Management	Reimbursement of expenses	-	-	93	-	-	-	-
	Directors’ fees	-	-	-	(14,079)	-	-	-
Total Directors and Senior Management		-	-	93	(14,079)	-	-	-
		55,962	1,443	419,980	(23,829)	(7,000)	(39,935)	(5,525)

30

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Subsidiaries
IRSA Inversiones y Representaciones S.A.	Corporate services	-	8,503	-	-	-
	Sale of goods and/or services	-	-	(701)	-	-
	Reimbursement of expenses	-	-	(1,030)	-	-
Brasilagro	Reimbursement of expenses	-	457	-	-	-
	Dividends receivables	-	1,891	-	-	-
	Sale of goods and/or services	-	-	(12)	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	-	25	(7)	-	-
	Sale of goods and/or services	-	4,227	-	-	-
Helmir S.A.	Financial operations	-	6,755	-	-	-
Northagro S.A.	Reimbursement of expenses	-	288	-	-	-
Ombú Agropecuaria S.A.	Financial operations	28,987	-	-	-	-
	Management fee	-	679	-	-	-
Pluriagro S.A.	Reimbursement of expenses	-	288	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	4	-	-	-
Agropecuaria Acres del Sud S.A.	Financial operations	15,417	-	-	-	-
	Management fee	-	1,919	-	-	-
	Reimbursement of expenses	-	60	-	-	-
Agrotech S.A.	Reimbursement of expenses	-	66	-	-	-
Cactus Argentina S.A.	Reimbursement of expenses	-	490	-	-	-
	Financial operations	-	1,566	-	-	-
	Purchase-Sale of goods and/or services	-	1,192	(916)	-	-
	Management fee	-	19	-	-	-
Yatay Agropecuaria S.A.	Financial operations	13,718	-	-	-	-
	Management fee	-	679	-	-	-

31

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Yuchán Agropecuaria S.A.	Financial operations	15,513	-	-	-	-
	Management fee	-	679	-	-	-
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	39	-	-	-
	Purchase-Sale of goods and/or services	-	17,361	(27)	-	-
Total Subsidiaries		73,635	47,187	(2,693)	-	-

Associates
Agro Managers S.A.	Reimbursement of expenses	-	113	-	-	-
Agro-Uranga S.A.	Dividends receivables	-	1,471	-	-	-
	Purchase-Sale of goods and/or services	-	765	(215)	-	-
Total Associates		-	2,349	(215)	-	-

Joint Ventures of the subsidiaries
Cresca S.A.	Reimbursement of expenses	-	49	(157)	-	-
	Management fee	-	1,693	-	-	-
Nuevo Puerto Santa Fe	Reimbursement of expenses	-	-	(1)	-	-
Total joint ventures of the subsidiaries		-	1,742	(158)	-	-

Subsidiaries of the subsidiaries
Alto Palermo S.A.	Reimbursement of expenses	-	11,679	-	-	-
	Financial operations	-	-	(537)	-	-
	Corporate services	-	24,176	-	-	-
Nuevas Fronteras S.A.	Provision of services	-	-	(2)	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	-	(7)	-	-
	Non-convertible Notes	-	-	-	(5,040)	(8,254)
Panamerican Mall S.A.	Non-convertible Notes	-	-	-	(8,960)	(8,402)
Tyrus	Reimbursement of expenses	-	23	-	-	-
Fibesa S.A.	Reimbursement of expenses	-	1	-	-	-
Total Subsidiaries of the subsidiaries		-	35,879	(546)	(14,000)	(16,656)

32

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Joint Ventures of the subsidiaries
Cyrsa S.A.	Reimbursement of expenses	-	5,955	-	-	-
Total Joint Ventures of the subsidiaries		-	5,955	-	-	-

Other Related parties
Consultores Asset Management S.A. (CAMSA)	Advances to be recovered	-	9,342	-	-	-
	Reimbursement of expenses	-	89	(2)	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	(419)	-	-
	Sale of goods and/or services	-	-	-	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	34,669	-	-	-
	Reimbursement of expenses	-	7	-	-	-
Total Other Relates Parties		-	44,107	(421)	-	-

Directors and Senior Management
Directors	Reimbursement of expenses	-	81	(30)	-	-
	Advances to directors	-	1,204	(1,746)	-	-
Total Directors and Senior Management		-	1,285	(1,776)	-	-
		73,635	138,504	(5,809)	(14,000)	(16,656)

33

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended as of March 31, 2014:

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Purchase of agricultural goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Subsidiaries
IRSA Inversiones y Representaciones S.A.	(1,303)	-	-	-	22,016	-	3,977	-
BrasilAgro S.A.	-	-	-	-	-	-	1,703	-
Cactus Argentina S.A.	-	2,500	45	(5,245)	-	-	(662)	-
Futuros y Opciones.Com S.A.	-	100	-	-	-	-	(792)	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	19,773	-	-	-	-	-
Helmir S.A.	-	-	-	-	-	-	15,039	-
Agropecuaria Acres del Sud S.A.	-	-	-	-	-	-	(1,489)	-
Ombú Agropecuaria S.A.	-	384	-	-	-	-	(2,779)	-
Yuchán Agropecuaria S.A.	-	384	-	-	-	-	(1,473)	-
Yatay Agropecuaria S.A.	-	384	-	-	-	-	(1,316)	-
Total Subsidiaries	(1,303)	3,752	19,818	(5,245)	22,016	-	12,208	-

Associates
Agro-Uranga S.A.	-	-	5,592	-	-	-	-	-
Total Associates	-	-	5,592	-	-	-	-	-

Joint Ventures of the subsidiaries
Cresca S.A.	-	46	-	-	-	-	-	-
Total Joint Ventures	-	46	-	-	-	-	-	-

Subsidiaries of the subsidiaries
Emprendimiento Recoleta S.A.	-	-	-	-	-	-	(3,055)	-
Panamerican Mall S.A.	-	-	-	-	-	-	(2,692)	-
Alto Palermo S.A.	-	-	-	-	53,269	-	624	-
Total Subsidiaries of the subsidiaries	-	-	-	-	53,269	-	(5,123)	-

34

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.           Related party transactions (Continued)

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Purchase of agricultural goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	-	(437)	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	-	19,642	-
Hamonet S.A.	(102)	-	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(176)	-	-	-	-	-	-	-
Total other related parties	(278)	-	-	-	-	(437)	19,642	-

Directors and Senior Management
Directors	-	-	-	-	-	-	-	(29,653)
Senior Management	-	-	-	-	-	-	-	(4,577)
Total directors and Senior Management	-	-	-	-	-	-	-	(34,230)
	(1,581)	3,798	25,410	(5,245)	75,285	(437)	26,727	(34,230)

35

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended as of March 31, 2013:

Related party	Leases and/or rights of use	Administration / Management fees	Sale of goods and/or services	Purchase of agricultural goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Subsidiaries
IRSA Inversiones y Representaciones S.A.	-	-	-	-	18,671	-	-	-
Cactus Argentina S.A.	19	72	262	(316)	-	-	79	-
Futuros y Opciones.Com S.A.	-	50	-	(4,593)	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	(25)	-	1,764	-	-	-	-	-
Helmir S.A.	-	-	-	-	-	-	1,025	-
Agropecuaria Acres del Sud S.A.	-	1	-	-	-	-	933	-
Ombú Agropecuaria S.A.	-	244	-	-	-	-	1,811	-
Yuchán Agropecuaria S.A.	-	244	-	-	-	-	975	-
Yatay Agropecuaria S.A.	-	244	-	-	-	-	860	-
Total Subsidiaries	(6)	855	2,026	(4,909)	18,671	-	5,683	-

Associates
Agro-Uranga S.A.	-	-	4,631	-	-	-	-	-
Banco Hipotecario S.A.	-	-	-	-	-	-	(1)	-
Total Associates	-	-	4,631	-	-	-	(1)	-

Joint ventures of the subsidiaries
Cresca S.A.	-	1,034	-	-	-	-	-	-
Total Joint ventures of the subsidiaries	-	1,034	-	-	-	-	-	-

Subsidiaries of the subsidiaries
Emprendimiento Recoleta S.A.	-	-	-	-	-	-	(1,819)	-
Panamerican Mall S.A.	-	-	-	-	-	-	(2,605)	-
Quality Invest S.A.	-	2,098	-	-	-	-	-	-
Alto Palermo S.A.	-	-	-	-	49,088	-	-	-
Total Subsidiaries of the subsidiaries	-	2,098	-	-	49,088	-	(4,424)	-

36

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.           Related party transactions (Continued)

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Purchase of agricultural goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	-	(625)	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	-	2,447	-
Total other related parties	-	-	-	-	-	(625)	2,447	-

Directors and Senior Management
Directors and Senior Management	-	-	-	-	-	-	-	(11,649)
Total directors and Senior Management	-	-	-	-	-	-	-	(11,649)
	(6)	3,987	6,657	(4,909)	67,759	(625)	3,705	(11,649)

37

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	CNV General Resolution No. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 - Investment properties
Note 8 - Property, plant and equipment
Exhibit B - Intangible assets	Note 9 - Intangible assets
Exhibit C - Equity investments	Note 32 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 - Financial instruments by category
Exhibit E - Provisions	Note 13 - Trade and other receivables
Note 19 – Provisions
Exhibit F - Cost of sales and services	Note 33 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 34 - Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 25 - Expenses by nature

38

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Investments in subsidiaries, associates and joint ventures

						Issuer's information
								Last financial statement issued
Issuer and type of securities	Class	Amount	Value recorded as of 03.31.14	Value recorded as of 06.30.13	Market value as of 03.31.14	Main activity	Place of business / country of incorporation	Common stock (nominal value)	Income (loss) for the period	Shareholders' Equity	Interest in common stock
Subsidiaries

Agrotech S.A.	Shares	-	-	22,817	Not publicly traded	Investment	Argentina	-	-	-	-
	Intergroup transactions		-	(1,389)
			-	21,428

BrasilAgro	Shares	23,150,050	798,440	567,324	Rs. 8.78	Agricultural	Brazil	875,381	(22,297)	2,060,047	39.76%
	Higher value		109,695	109,695
	Goodwill		9,368	6,435
	Intergroup transactions		(4,616)	-
			912,887	683,454

Cactus Argentina S.A.	Shares	119,860,123	99,024	43,349	Not publicly traded	Agroindustrial	Argentina	123,398	6,820	118,714	97.13%
			99,024	43,349

Doneldon	Shares	551,481	180,915	32,103	Not publicly traded	Investment	Uruguay	551	14,064	180,915	100.00%
			180,915	32,103

Futuros y Opciones S.A.	Shares	972,614	17,301	11,827	Not publicly traded	Brokerage	Argentina	1,632	10,770	29,032	59.59%
			17,301	11,827

FyO Trading S.A.	Shares	4,832	5	5	Not publicly traded	Brokerage	Argentina	220	7	213	2.20%
			5	5

39

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Investments in subsidiaries, associates and joint ventures (Continued)

						Issuer's information
								Last financial statement issued
Issuer and type of securities	Class	Amount	Value recorded as of 03.31.14	Value recorded as of 06.30.13	Market value as of 03.31.14	Principal activity	Registered office	Common stock (nominal value)	Income (loss) for the period	Shareholders' Equity	Interest in common stock
Helmir S.A.	Shares	548,230,675	203,058	150,879	Not publicly traded	Investment	Uruguay	90,573	38,178	206,698	100.00%
			203,058	150,879

IRSA Inversiones y Representaciones S.A.	Shares	373,611,020	1,619,863	1,772,602	10.70'	Real State	Argentina	574,188	(92,030)	2,489,506	65.07%
	Intergroup transactions		(17,681)	(17,681)
	Higher value		114,660	119,153
	Goodwill		14,331	14,331
			1,731,173	1,888,405

Northagro S.A.	Shares	-	-	(238)	Not publicly traded	Investment	Argentina	-	-	-	-%
			-	(238)

Pluriagro S.A.	Shares	-	-	(238)	Not publicly traded	Investment	Argentina	-	-	-	-%
			-	(238)

Sociedad Anónima Carnes Pampeanas S.A.	Shares	11,812,792	13,078	10,430	Not publicly traded	Agroindustrial	Argentina	30,000	3,214	33,214	39.38%
			13,078	10,430
Total Subsidiaries			3,157,441	2,841,404

Associates

Agromanagers S.A.	Shares	981,029	1,809	1,569	Not publicly traded	Investment	Argentina	2,094	513	3,862	46.84%
	Goodwill		796	796
			2,605	2,365

40

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Investments in subsidiaries, associates and joint ventures (Continued)

						Issuer's information
								Last financial statement issued
Issuer and type of securities	Class	Amount	Value recorded as of 03.31.14	Value recorded as of 06.30.13	Market value as of 03.31.14	Principal activity	Registered office	Common stock (nominal value)	Income (loss) for the period	Shareholders' Equity	Interest in common stock
Agrouranga S.A.	Shares	893,069	24,550	17,679	Not publicly traded	Agricultural	Argentina	2,500	29,651	68,725	35.72%
	Higher value		11,179	11,179
			35,729	28,858

Granos Olavarría S.A.	Shares	264	42	-	Not publicly traded	Warehousing and	Argentina	512	1,397	1,926	2.20%
	Goodwill		4	-		Brokerage
			46	-
Total Associates			38,380	31,223
Total investments in subsidiaries, associates and joint ventures as of 03.31.14			3,195,821	-
Total investments in subsidiaries, associates and joint ventures as of 06.30.13			-	2,872,627

41

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Cost of sales and services provided

Description	Biological assets	Inventories	Others	Total as of 03.31.14	Total as of 03.31.13
Beginning of the period / year	230,954	144,222	-	375,176	332,938
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	91,051	36,624	-	127,675	76,908

Changes in net realizable value of agricultural produce after harvest	-	722	-	722	12,866

Decrease due to harvest	-	94,081	-	94,081	86,798
Purchases and classifications	28,302	286,901	-	315,203	133,065
Consume	(414)	(193,417)	-	(193,831)	(121,670)
Expenses incurred	-	866	5,461	6,327	3,926
End of the period / year	(290,061)	(91,619)	-	(381,680)	(290,845)
Cost as of 03.31.14	59,832	278,380	5,461	343,673	-
Cost as of 03.31.13	46,037	184,024	3,925	-	233,986

42

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

34.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 03.31.14	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.13
Assets
Cash and cash equivalents
US Dollar	2,186	7.902	17,270	140	5.348	747
Brazilian Reais	1	3.290	4	3	2.37	7
Euro	5	10.871	51	5	6.949	33
Yenes	52	0.077	4	74	0.054	4
Total cash and cash equivalents			17,329			791

Trade and other receivables
US Dollar	46,619	7.902	368,380	27,590	5.348	147,553
Total trade and other receivables			368,380			147,553

Investment in financial assets
US Dollar	30,787	7.902	243,276	-	-	-
Total Investment in financial assets			243,276	-	-	-

Derivative financial instruments
US Dollar	4	7.902	32	-	-	-
Total derivative financial instruments			32	-		-

Trade and other payables
US Dollar	304	8.002	2,436	388	5.388	2,090
Brazilian Reais	590	3.690	2,177			-
Total trade and other payables			4,613			2,090

Borrowings
US Dollar	317,305	8.002	2,539,078	248,907	5.388	1,341,111
Total borrowings			2,539,078			1,341,111

(1)	Exchange rate as of March 31, 2014 according to Banco Nación Argentina records.
(2)	Exchange rate as of June 30, 2013 according to Banco Nación Argentina records.

43

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Incident

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which company is a supplier of the Group and where Group’s documentation was being kept. To the date of these financial statements, the Group is waiting for the company that experienced the fire to report whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

36.	Subsequent events

See subsequent events in Note 41 to the Unaudited Condensed Interim Consolidated Financial Statements.

44

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3.	Receivables and liabilities by maturity date.

		Falling due (Point 3.a.)	Without term (Point 3.b.)	Without term (Point 3.b.)	To be due (Point 3.c.)
Items		03.31.14	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total
Accounts receivables	Trade and other receivables	-	50,386	-	428,172	61,973	-	-	-	-	-	-	540,531
	Income tax credit and deferred income tax	-	1,547	329,566	-	-	-	-	-	-	-	-	331,113
	Total	-	51,933	329,566	428,172	61,973	-	-	-	-	-	-	871,644
Liabilities	Trade and other payables	-	-	-	106,942	-	-	-	306	305	305	331	108,189
	Borrowings	-	-	-	293,244	516,590	67,222	348,583	541,653	24,629	152,013	1,075,561	3,019,495
	Payroll and social security liabilities	-	-	-	10,748	16,123	-	-	-	-	-	-	26,871
	Provisions	-	9	1,639	-	-	-	-	-	-	-	-	1,648
	Minimum Presumed Income Tax	-	9,690	-	-	-	-	-	-	-	-	-	9,690
	Total	-	9,699	1,639	410,934	532,713	67,222	348,583	541,959	24,934	152,318	1,075,892	3,165,893

45

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Total
Items		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Accounts receivables	Trade and other receivables	172,151	368,380	540,531	-	-	-	172,151	368,380	540,531
	Income tax credit and deferred income tax	1,547	-	1,547	329,566	-	329,566	331,113	-	331,113
	Total	173,698	368,380	542,078	329,566	-	329,566	503,264	368,380	871,644
Liabilities	Trade and other payables	102,328	4,614	106,942	1,247	-	1,247	103,575	4,614	108,189
	Borrowings	257,891	967,748	1,225,639	222,526	1,571,330	1,793,856	480,417	2,539,078	3,019,495
	Payroll and social security liabilities	26,871	-	26,871	-	-	-	26,871	-	26,871
	Provisions	9	-	9	1,639	-	1,639	1,648	-	1,648
	Minimum Presumed Income Tax	9,690	-	9,690	-	-	-	9,690	-	9,690
	Total	396,789	972,362	1,369,151	225,412	1,571,330	1,796,742	622,201	2,543,692	3,165,893
4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

As of March 31, 2014 there are no receivable and liabilities subject to adjustment clause.

46

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest accrual.

		Current				Non-current
		Accruing interest				Accruing interest				Accruing interest
Items		Fixed	Floating	Non-Accruing interest	Subtotal	Fixed	Floating	Non-Accruing interest	Subtotal	Fixed	Floating	Non-Accruing interest	Total
Accounts receivables	Trade and other receivables	298,634	52,976	188,921	540,531	-	-	-	-	298,634	52,976	188,921	540,531
	Income tax credit and deferred income tax	-	-	1,547	1,547	-	-	329,566	329,566	-	-	331,113	331,113
	Total	298,634	52,976	190,468	542,078	-	-	329,566	329,566	298,634	52,976	520,034	871,644
Liabilities	Trade and other payables	-	-	106,942	106,942	-	-	1,247	1,247	-	-	108,189	108,189
	Borrowings	1,026,206	186,221	13,212	1,225,639	1,473,853	313,251	6,752	1,793,856	2,500,059	499,472	19,964	3,019,495
	Payroll and social security liabilities	-	-	26,871	26,871	-	-	-	-	-	-	26,871	26,871
	Provisions	-	-	9	9	-	-	1,639	1,639	-	-	1,648	1,648
	Minimum Presumed Income Tax	-	-	9,690	9,690	-	-	-	-	-	-	9,690	9,690
	Total	1,026,206	186,221	156,724	1,369,151	1,473,853	313,251	9,638	1,796,742	2,500,059	499,472	166,362	3,165,893

47

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.	Related parties.

a.	Interest in related parties.

Name of the entity	Place of business / country of incorporation	Principal activity (*)	% of ownership interest held by the Group
Direct equity interest:
BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	39.76%
Doneldon S.A.	Uruguay	Investment	100%
Cactus Argentina S.A.	Argentina	Agro-industrial	97.13%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	59.59%
Helmir S.A.	Uruguay	Investment	100.00%
IRSA	Argentina	Real estate	65.07%
FyO Trading S.A.	Argentina	Brokerage	2.2%
Sociedad Anónima Carnes Pampeanas	Argentina	Agro-industrial	39.38%
Agromanagers S.A.	Argentina	Financing	46.84%
Agrouranga S.A.	Argentina	Agricultural	35.72%
Granos de Olavarría S.A.	Argentina	Warehousing and brokerage	2.20%

(*)     All companies whose principal activity is “Investment” do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(1) The Group has consolidated the investment in BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (“BrasilAgro”) considering that the Company exercises “de facto control” over it.

b.	Related parties debit / credit balances. See Note 30.

6.	Loans to directors.

See Note 30.

7.	Inventories.

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

8.	Current values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2013 and 2012.
None.

48

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

9.	Appraisal revaluation of property, plant and equipment.

10.	Obsolete unused property, plant and equipment.

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.	Recovery values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2013 and 2012.

13.	Insurances.

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	459,201	426,901
Vehicles	Third parties, theft, fire and civil liability	11,324	2,696

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

49

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV (Argentine Securities Exchange Commission) General Resolution No. 609/12, a special reserve was constituted which could not be released to make distributions in cash or in kind. See Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements.

50

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 - 23° floor - Autonomous City of Buenos Aires
CUIT: 30-50930070-0

1.
We have reviewed the accompanying unaudited condensed interim separate statement of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria as of March 31, 2014, and the related unaudited condensed interim separate statements of income and comprehensive income for the nine and three-month periods ended March 31, 2014, and the unaudited condensed interim separate statements of changes in shareholders’ equity and cash flows for the nine-month period ended March 31, 2014 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2013 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Pronouncement No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

51

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

4.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements have not been prepared in all material respects in accordance with Technical Pronouncement No. 26 of the FACPCE for separate financial statements of a parent company.

5.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded in the "Inventory and Balance Sheet Book" and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal requirements;

c)
we have read the Additional Information to the notes to the unaudited condensed interim separate financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations and article 12, Chapter III, Title IV of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at March 31, 2014, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 2,669,706, which was not callable at that date.

Autonomous City of Buenos Aires, May 12, 2014

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65

52

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2014

Buenos Aires, May 12, 2014 - Cresud S.A.C.I.F. y A. (NASDAQ: CRESY – BCBA: CRES), one of the leading agricultural companies in South America, announces today its results for the first nine months of fiscal year 2014 ended March 31, 2014.

Results and highlights for the period

	IIIQ2014	IIIQ2013	vara/a	9M2014	9M2013	vara/a
Revenues	1,027.7	734.7	39.9%	3,161.5	2,339.9	35.1%
Costs	-903.6	-693.8	30.2%	-2,665.4	-2,116.0	26.0%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	531.2	274.1	93.8%	955.7	733.5	30.3%
Changes in the fair value of agricultural produce after harvest.	1.4	0.2	503.4%	-7.8	7.0	-
Gross Profit	656.7	315.2	108.3%	1,444.1	964.5	49.7%
Gain from disposal of investment properties	106.2	7.8	1261.9%	113.3	61.5	84.4%
Gain from disposal of farmlands	-	-	-	-	54.0	-100.0%
General and administrative expenses	-115.5	-78.7	46.8%	-351.6	-260.9	34.8%
Selling expenses	-67.0	-48.6	37.8%	-222.7	-172.3	29.3%
Other operating results, net	-34.9	0.6	-	-52.4	106.5	-
Profit from operations	545.5	196.3	177.9%	930.7	753.2	23.6%
Share of profit / (loss) of associates and joint ventures	67.4	2.2	+	115.2	14.7	682.4%
Profit from operations before financing and taxation	612.9	198.5	208.8%	1,045.9	768.0	36.2%
Financial results, net	-973.5	-114.8	748.0%	-1,931.4	-474.0	307.5%
(Loss) / Profit before income tax	-360.6	83.7	-	-885.5	293.9	-
Income tax expense	187.9	2.8	+	358.0	-30.7	-
Net (Loss) / income	-172.7	86.5	-	-527.5	263.2	-

Attributable to:
Cresud’s Shareholders	-162.2	23.7	-	-494.2	84.5	-
Non-controlling interest	-10.5	62.7	-	-33.3	178.7	-

►
During the nine-month period our revenues were 35.1% higher than in the same period of the previous fiscal year. This was mainly due to a 52.0% increase in the agricultural segment, explained by higher sales of grains, beef cattle and milk, along with a 22.2% increase in revenues from the urban segment.

►
Gross profit rose 49.7% due to an increase of 34.9% in the urban segment, accompanied by an increase of 116.8% in gross profit from the agricultural segment, mainly grains, sugarcane and beef cattle, which recorded an increase in the fair value of biological assets and higher activity in the agro-industrial segment. The increase in gross profit outpaced the higher selling and administrative expenses, leading to an operating income equal to ARS 47.2 million attributable to the agricultural segment for the nine-month period of fiscal year 2014, while the urban segment’s operating results were ARS 892.2 million (a 18.4% increase). Consequently, Income before financial results and income tax grew by 36.2%, reaching ARS 1,045.9 million for the first nine months of fiscal year 2014.

►
The strong depreciation of the Argentine Peso against the U.S Dollar experienced during the past year had a negative impact on our net financial results, which went down from a loss of ARS 474.0 million in 9M 2013 to a loss of ARS 1,931.4 million during this period.

►	Therefore, a net loss of ARS 524.6 million was recorded, out of which a loss of ARS 494.2 million is attributable to Cresud’s shareholders.

1

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2014

Description of Operations by Segment

	9M 2014			9M 2013			Variation
	Agri	Urban	Total	Agri	Urban	Total	Agri	Urban	Total
Revenues	1,141.5	2,085.3	3,226.9	750.9	1,706.2	2,457.1	52.0%	22.2%	31.3%
Costs	-1,750.9	-978.6	-2,729.5	-1,329.4	-885.9	-2,215.3	31.7%	10.5%	23.2%
Changes in the fair value of biological assets and agricultural produce at the point of harvest	971.4	-	971.4	734.9	-	734.9	32.2%	-	32.2%
Changes in the fair value of agricultural produce after harvest.	-7.8	-	-7.8	6.9	-	6.9	-	-	-
Gross Profit	354.2	1,106.8	1,461.0	163.4	820.3	983.7	116.8%	34.9%	48.5%
Gain from disposal of investment properties	-	113.3	113.3	-	61.5	61.5	-	84.4%	84.4%
Gain from disposal of farmlands	-	-	-	54.0	-	54.0	-100.0%	-	-100.0%
General and administrative expenses	-159.4	-195.4	-354.8	-111.6	-153.5	-265.1	42.9%	27.3%	33.9%
Selling expenses	-122.6	-102.9	-225.5	-99.4	-81.7	-181.1	23.3%	26.0%	24.5%
Income from business combinations	-	-	-	-	-	-	-	-	-
Other operating income / (loss), net	-25.0	-29.6	-54.6	-1.5	106.6	105.1	+	-	-
Profit from operations	47.2	892.2	939.5	4.9	753.3	758.2	869.2%	18.4%	23.9%
Share of profit / (loss) of associates	10.4	85.9	96.4	5.5	5.5	11.0	89.2%	1463.8%	774.9%
Segment Profit	57.7	978.2	1,035.9	10.4	758.8	769.2	454.8%	28.9%	34.7%

Grains and Sugarcane

Weather conditions improved at the beginning of the season, allowing us to expect a 2013/2014 season with good results. To date, we have completed harvesting of wheat, sunflower and sorghum in Argentina. Soybean harvesting has started, with a 42% degree of progress; on the other hand, corn harvesting has recently started, reaching a 28% degree of progress. It should be noted that 80% of the corn planted is late corn; therefore, harvesting of this crop will start in June. In our farms of Bolivia, where we are able to carry out two planting and harvesting cycles per year, we have completed harvesting of our winter crops, including soybean, corn and wheat. On the other hand, harvesting of summer soybean crops has reached 97%, whereas corn harvesting shows a 47% degree of progress. Soybean harvesting activities in our farms of Paraguay have progressed 17%, whereas in Brazil, the harvesting of soybean has reached 95% and the harvesting of corn has reached 60%. Moreover, sugarcane continues to develop in these farms.

Grains
in ARS MM	IIIQ 2014	IIIQ 2013	YoY var	9M 2014	9M 2013	YoY var
Revenues	141.5	93.9	50.7%	459.9	338.0	36.1%
Costs	-401.0	-288.1	39.2%	-984.4	-753.8	30.6%
Changes in the fair value of biological assets and agricultural produce at the point of harvest	454.4	220.6	106.0%	764.6	507.1	50.8%
Changes in the net realizable value of agricultural produce after harvest.	1.2	0.2	471.5%	-8.0	6.9	-
Gross Profit	196.2	26.6	636.9%	232.0	98.2	136.2%
General and administrative expenses	-36.1	-29.3	23.2%	-92.2	-58.4	58.0%
Selling expenses	-14.6	-11.3	28.8%	-58.8	-63.1	-6.9%
Other operating results, net	-25.0	9.3	-	-21.5	2.5	-
Profit from operations	120.5	-4.8	-	59.5	-20.8	-
Share of profit / (loss) of associates	8.8	5.0	76.1%	10.2	4.8	112.2%
Segment Profit	129.3	0.2	+	69.7	-16.0	-

2

Sugarcane
In ARS MM	IIIQ 2014	IIIQ 2013	YoY var	9M 2014	9M 2013	YoY var
Revenues	11.1	10.8	2.7%	87.3	120.8	-27.8%
Costs	-15.0	-16.9	-11.1%	-157.1	-231.5	-32.2%
Changes in the fair value of biological assets and agricultural produce at the point of harvest	12.8	19.0	-33.0%	76.9	147.6	-47.9%
Changes in the fair value of agricultural produce after harvest.	-	-	-	-	-	-
Gross Profit	8.8	12.9	-31.9%	7.0	36.9	-80.9%
General and administrative expenses	-2.2	-4.4	-51.2%	-24.6	-24.7	-0.7%
Selling expenses	1.6	-0.7	-	-2.3	-2.9	-21.5%
Other operating results, net	0.1	-0.0	-	0.1	-0.1	-
Profit from operations	8.3	7.8	5.9%	-19.7	9.2	-
Share of profit / (loss) of associates	-	-	-	-	-	-
Segment Profit	8.3	7.8	5.9%	-19.7	9.2	-

Operations
	Production			Sales
In tons	9M2014	9M2013	YoY var	9M2014	9M2013	YoY var
Corn	10.215	10.578	-3,4%	152.318	183.363	-16,9%
Soybean	71.108	60.816	16,9%	108.368	84.011	29,0%
Wheat	12.427	4.505	175,9%	5.129	9.953	-48,5%
Sunflower	5.169	11.780	-56,1%	6.836	8.645	-20,9%
Other	7.038	6.795	3,6%	9.477	18.212	-48,0%
Total Grains and Other Production	105.957	94.474	12,2%	282.128	304.184	-7,3%
Sugarcane	435.660	892.897	-51,2%	435.660	952.863	-54,3%
Total Agricultural Production	541.617	987.371	-45,1%	717.788	1.257.047	-42,9%

►
During this nine-month period higher revenues have been recorded in the grain segment, mainly due to higher prices than those for the same period of the previous year and a rise in soybean sales (additional 24,000 tons).

►
Gross profit from the Grains segment for this period shows a significant increase of 136.2% compared to the same nine-month period of the previous fiscal year. This is explained mainly by the higher fair value of biological assets reflecting better yields and higher prices of our products.

►
In this sense, the fair value of biological assets reached ARS 764.6 million thanks to the higher volumes of wheat and late corn production throughout the entire portfolio and a rise in the estimates of soybean and corn production for this season, mainly in Argentina.

►	Higher administrative expenses are recorded due to an increase in salaries and in the proportional allocation to the grain segment compared to other segments.

►	The improvement in Gross profit was offset by a decrease in Other operating results, net, originated in derivative transactions that adversely impacted on the segment.

►	Mainly due to the higher gross profit, income from this segment totaled ARS 70.1 million.

►	The sugarcane segment shows a gross loss of ARS 19.7 million caused by a change in our output estimations in Bolivia and Brazil; therefore, we recognized a lower fair value of biological assets.

3

Area in Operation – Grains (hectares) 1	As of 3/31/14	As of 3/31/13	YoY var
Own farms	125,500	129,960	-3.4%
Leased farms	58,393	45,435	28.5%
Farms under concession	20,936	8,937	134.3%
Own farms and farms under concession leased to third parties	8,101	18,223	-55.5%
Total Area Assigned to Grain Production	212,930	202,555	5.1%

►
The area in operation for the Grains segment increased by 5.1%, reaching 212,930 hectares. This was mainly due to a reduction in the area in operation in our own farms, close to 3.4%, and the smaller area consisting of farms leased to third parties (55.5%) while the area in operation in leased farms grew by 28.5% accompanied by an increase in the area in operation in farms under concession (134.3%).

►	The area of own farms decreased mainly due to the sale of farms during the past year, offset by an expansion in productive areas in Argentina.

►
Compared to the previous quarter we have reduced the planted area by approximately 8,000 hectares. This reflects, on the one hand, a fall of 4,000 hectares in the area planted in Argentina due to the drought in the north region of the country, including a surface area of 1,600 hectares in which there will be no double harvesting and a reduction of 700 hectares in the area of leased farms. On the other hand, certain farms in Bolivia will not engage in double harvesting, generating a decrease of 2,500 hectares in the area planted in Bolivia.

►
During this season we have expanded the area of leased farms assigned to agricultural production in Argentina and Brazil. We expect a good season, and for such reason we increased the area by over 12,000 hectares.

►
We have increased the area assigned to agricultural production in the farms under the long term concession granted to Cresud in the Province of Salta, where we operate nearly 21,000 hectares. This is offset by a reduction in the area of farms leased to third parties.

1 Includes surface area under double cropping totaling 15,750 hectares and 17,639 hectares as of March 31, 2014 and 2013 respectively, our proportional interest in AgroUranga and all of Cresca S.A.‘s farms

4

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2014

Beef Cattle

in ARS MM	IIIQ 2014	IIIQ 2013	YoY var	9M 2014	9M 2013	YoY var
Revenues	8.2	27.0	-69.6%	72.6	63.6	14.1%
Costs	-19.9	-40.0	-50.4%	-122.1	-105.6	15.6%
Changes in the value of biological assets and agricultural produce	62.7	24.3	157.5%	90.4	53.4	69.3%
Changes in the fair value of agricultural produce	0.2	-0.1	-	0.2	0.0	+
Gross Profit	51.2	11.2	356.4%	41.1	11.5	258.2%
Profit from Operations	42.2	0.8	+	7.1	-9.8	-
Segment Profit	41.7	0.8	+	7.1	-9.8	-

Operation
Beef Cattle (tons)	IIIQ 2014	IIIQ 2013	YoY var	9M 2014	9M 2013	YoY var
Beef cattle production	2,201	2,211	-0.4%	6,092	6,162	-1.1%
Beef cattle sales	616	2,140	-71.2%	8,011	6,679	19.9%

►	During this nine-month period, beef cattle production was lower than in the same nine-month period of the previous year (-1.1%), while cattle sales grew by 19.9%.

►
The higher number of tons sold and cattle beef prices caused sales from this segment to rise by 14.1%; in turn, the changes in the value of biological assets and agricultural produce caused results to rise by 69.3%. Consequently, gross profit reached ARS 41.1 million, a 258% increase.

►	Profit from this segment was ARS 7.1 million for the nine-month period of 2014, offsetting the losses recorded in previous quarters.

Area in Operation – Beef Cattle (hectares)	As of 3/31/14	As of 3/31/13	YoY var
Own farms	77,268	76,160	1.5%
Leased farms	18,549	12,635	46.8%
Own farms leased to third parties	5,495	13,371	-58.9%
Total Area Assigned to Beef Cattle Production	101,312	102,166	-0.84%

►
The area of own farms assigned to beef cattle production is slightly smaller. On the other hand, last year we sold a portion of our farm La Suiza, which had been leased to third parties, leading to a reduction in this area. In addition, we have increased the area of farms taken on lease for cattle-related operations, thus offsetting this fall in part.

Stock of Cattle Heads	As of 3/31/14	As of 3/31/13	YoY var
Breeding cattle	62,484	49,304	26.7%
Cattle for sale	5,005	14,354	-65.1%
Cattle for dairy production	6,888	6,459	6.6%
Total Stock (heads)	74,377	70,117	6.1%

►	The total number of heads in stock rose mainly due to an increase in breeding stock.

5

Milk

in ARS MM	IIIQ 2014	IIIQ 2013	YoY var	9M 2014	9M 2013	YoY var
Revenues	12.5	9.7	29.3%	37.0	27.7	33.4%
Costs	-23.9	-18.3	30.7%	-71.0	-53.7	32.2%
Changes in the fair value of biological assets and agricultural produce	14.5	9.5	52.6%	39.6	27.8	42.4%
Gross Profit	3.1	0.9	246.9%	5.6	1.8	209.5%
Profit from Operations	0.9	-1.7	-	-0.8	-2.3	-64.8%
Segment Profit	0.8	-1.7	-	-0.8	-2.3	-64.8%

Milk Production	IIIQ2014	IIIQ2013	YoY var	9M2014	9M2013	YoY var
Milk Production (thousands of liters)	4,549	4,385	3.7%	14,678	13,835	6.1%
Milk sales (liters)	4,451	4,286	3.9%	14,311	13,401	6.8%
Daily average milking cows (heads)	2,494	2,376	5.0%	2,586	2,392	8.1%
Milk Production / Milking Cow / Day (liters)	20.3	20.5	-1.2%	20.7	21.1	-1.9%

►
We have increased milk production by 6.1% compared to the same period of the previous fiscal year hand in hand with the number of milking cows per day. The level of production per milking cow per day is stable. Therefore, the levels of more than 20 liters by milking cow per day still exceed the targets set by us following the consolidation of our operations in our state-of-the-art milking facility.

►
There has been an increase in revenues from sales of this segment compared to the same quarter of the previous fiscal year, thanks to an increase in production and higher sales of milk, along with better prices. On the other hand, the costs in this segment increased due to inflation, resulting in an operating profit for the segment of ARS 0.8 million.

Area in Operation – Milk (hectares)	As of 3/31/14	As of 3/31/13	YoY var
Own farms	2,864	2,780	3.0%

►	We perform our milking business in El Tigre farm. The change in the area assigned to milking cows is explained by a variation in the areas planted with crops and pastures.

6

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2014

Leases and Agricultural Services

in ARS MM	IIIQ 2014	IIIQ 2013	YoY var	9M 2014	9M 2013	YoY var
Revenues	8.1	7.2	12.6%	15.2	19.2	-20.9%
Costs	-5.4	-3.7	47.0%	-11.4	-6.7	70.5%
Gross Profit	2.7	3.5	-23.6%	3.8	12.6	-69.4%
Profit from Operations	1.8	0.2	840.6%	1.0	7.3	-86.6%
Segment Profit	1.7	0.2	769.5%	1.0	7.3	-86.6%

►
In this segment we report the results from the lease of farms, mainly developed in our Santa Bárbara and La Gramilla farms. We have reduced leased acreage due to the non-renewal of lease agreements, resulting in a decrease in income as compared to the same period of the previous fiscal year. For this reason, and also due to higher costs, there has been a deterioration in this segment.

Sales and Transformation of Lands

in ARS MM	IIIQ 2014	IIIQ 2013	YoY var	9M 2014	9M 2013	YoY var
Gross Loss	-5.2	-1.0	405.3%	-8.2	-4.1	98.8%
Result from disposal of farms	-	-	-	-	54.0	-100.0%
Profit / (Loss) from Operations	-5.6	10.3	-	-13.0	43.1	-
Segment Profit / (Loss)	-5.6	10.3	-	-13.0	43.1	-

►	During this period no significant transactions were made in this segment, compared to the same period of the previous fiscal year. The costs shown here refer to the land development process.

Area under Development (hectares)	Developed in 2012/2013	Projected for 2013/2014	Completed as of 3/31/14	Under Development as of 3/31/14
Argentina	7,600	7,475	2,378	5,097
Brasil	11,800	11,883	700	11,183
Paraguay	900	2,400	-	2,400
Total	20,300	21,758	3,078	18,680

►
During the previous season, we developed more than 20,000 hectares in the region. Besides, we expect to develop 21,758 additional hectares during this season, out of which 3,078 had been developed as of the closing of this period.

Agro-industrial activities

in ARS MM	IIIQ 2014	IIIQ 2013	YoY var	9M 2014	9M 2013	YoY var
Revenues	143.5	61.4	133.7%	378.4	127.9	195.9%
Costs	-121.4	-59.8	102.9%	-329.9	-128.1	157.5%
Gross Profit	22.1	1.6	+	48.5	-0.2	-
Loss from Operations	3.3	-8.5	-	-1.1	-21.8	-95.1%
Segment Loss	3.3	-8.5	-	-1.1	-21.8	-95.1%

►
In this segment we report mainly the results from our meat packing and feedlot business through our subsidiary Cactus. During this period our meat packing facility has shown a significant increase in operations, along with higher prices, leading to slightly favorable results. We expect that the context of this industry will improve in the future and to see a higher contribution from this segment.

7

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2014

Other Segments

in ARS MM	IIIQ 2014	IIIQ 2013	YoY var	9M 2014	9M 2013	YoY var
Revenues	32.0	11.4	181.4%	91.2	53.6	70.3%
Costs	-15.4	-11.3	36.7%	-66.9	-45.8	46.0%
Changes in the fair value of biological assets and agricultural produce	-	-0.9	-100.0%	-	-1.0	-100.0%
Gross Profit	16.7	-0.8	-	24.3	6.7	260.3%
Loss from operations	15.7	-1.6	-	14.2	0.1	+

►	In this segment we mainly report the results from our controlled company Futuros y Opciones S.A: (“FyO”).

8

Urban Properties and Investments: IRSA Inversiones y Representaciones Sociedad Anónima

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of March 31, 2014, our equity interest in IRSA was 65.96%2.

IRSA is one of Argentina’s leading real estate companies in terms of assets. IRSA is engaged, directly or indirectly through subsidiaries and joint businesses, in a range of diversified real estate related activities in Argentina and abroad, including:

►
The acquisition, development and operation of shopping centers, through its interest of 95.68% in Alto Palermo S.A. (“APSA”) (Nasdaq: APSA, BCBA: APSA). APSA is one of Argentina’s leading operators of shopping centers and holds a controlling interest in 13 shopping centers with more than 310,000 square meters of Gross Leaseable Area.

►
The acquisition, development and exploitation of office buildings and other non-shopping center properties primarily for rental, for which purpose it has over 125,000 square meters of office leaseable space.

►	The acquisition and development of residential properties and the acquisition of undeveloped land reserves for future development or sale.

►	The acquisition and exploitation of luxury hotels.

►	Selective investments outside Argentina.

►	Financial investments, including IRSA’s current 29.77% equity interest in Banco Hipotecario, which is one of the leading financial institutions in Argentina.

The following information has been extracted from the financial statements of our controlled company IRSA as of March 31, 2014:

in ARS MM	IIIQ 2014	IIIQ 2013	YoY var	9M 2014	9M 2013	YoY var
Revenues	673.9	514.1	31.1%	2,047.8	1,594.1	28.5%
Operating results	366.1	190.8	91.9%	893.2	749.7	19.1%
EBITDA	421.6	246.5	71.0%	1,061.9	912.4	16.4%
Income attributable to IRSA’s shareholders	-70.4	96.9	-	-92.0	320.6	-

Our stake in IRSA has a high impact on our results, therefore we recommend the reading of detailed information on IRSA provided in its website (www.irsa.com.ar), in the Argentine Securities Commission website (www.cnv.gob.ar) and in the Securities and Exchange Commission website (www.sec.gov).

2 Considering that as of 03/31/2014 IRSA had repurchased a total amount equivalent to 4,088,106 common shares (including common shares and ADRs)

9

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2014

Financial Indebtedness and Other

As of March 31, 2014 Cresud had a total net indebtedness equivalent to USD 926.0 million, consolidating IRSA. The following table contains a breakdown of Cresud’s indebtedness:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdraft	ARS	11.5	Float	< 365 d
Cresud’s Tranche IV Series VIII Notes	USD	60.0	7.50%	Sep-14
Cresud’s Tranche V Series X Notes (2)	USD	20.5	7.75%	Jun-14
Cresud’s Tranche V Series XI Notes (3)	ARS	10.1	BADLAR + 375 bps	Jun-15
Cresud’s Tranche VI Series XII Notes	ARS	12.8	BADLAR + 410 bps	Nov-14
Cresud’s Tranche VI Series XIII Notes	USD	79.4	1.900%	May-15
Cresud’s Tranche VII Series XIV Notes	USD	32.0	1.500%	May-18
Cresud’s Tranche VI Series XIII Notes	USD	22.0	15.010%	Dec-15
Cresud’s Tranche VII Series XIV Notes	ARS	109.1	7.000%	May-17
Bolivia rural properties (4)	BOB / USD	2.9	5%-7%	2013-2017
Land development financing	ARS	2.0	15.01%	Dec-15
Banco de La Pampa Loan	ARS	2.5	Float [10.5% ; 14.5%]	Aug-17
Land development financing	USD	14.5	LIBOR 6m; floor: 6%	Jan-22
Cresud’s Total Debt		379.2
Bank overdraft	ARS	13.6	Float	< 180 d
IRSA’s Tranche I Series I Notes(5)	USD	150.0	8.50%	Feb-17
IRSA’s Tranche II Series II Notes (6)	USD	150.0	11.50%	Jul-20
IRSA’s Tranche IV Series V Notes	ARS	26.2	BADLAR + 395 bps	Aug-15
IRSA’s Tranche IV Series VI Notes	ARS	1.3	BADLAR + 450 bps	Feb-17
Belmont Madison Building Mortgage	USD	75.0	4.22%	Aug-17
Other Loans	ARS	1.1	15.25%	Dec-16
IRSA’s Total Debt		417.3
Bank overdraft	ARS	9.4	Float	< 30 d
Syndicated loan – Arcos	ARS	11.5	15.01%	Nov-15
Syndicated loan - Neuquén	ARS	13.9	15.25%	Jun-16
Other Loans	ARS	4.8	15.25%	Dec-16
APSA’s Tranche I Series I Notes (7)	USD	120.0	7.88%	May-17
Seller Financing	USD	13.9	5.00%	Jul-17
APSA’ Total Debt		173.4
Brasilagro’s Total Debt		52.4
Total Consolidated Debt		1,022.3
Consolidated cash		62.3
Repurchase of Debt		34.0
Net Consolidated Debt		926.0

1 Principal face value in USD (million) at an exchange rate of 8.00 ARS = 6.91 BOB = 2.27 BRL = 1 USD, without considering accrued interest or elimination of balances with subsidiaries.
2 As of March 31, 2014 the Company had repurchased a face value of USD 5.2 million.
3 As of March 31, 2014 the Company had repurchased a face value of ARS 21.0 million.
4 Purchase of farms in Bolivia by Acres del Sud.
5 As of March 31, 2014 the Company had repurchased a face value of USD 1.0 million.
6 As of March 31, 2014 the Company had repurchased a face value of USD 12.1 million.
7 As of March 31, 2014 the Company had repurchased a face value of USD 13.1 million.

Evolution of Exchange Rate
During the last months, the depreciation of the Argentine Peso to the U.S. Dollar accelerated as compared to the previous months. In the first nine-month period of fiscal year 2014 (from July 2013 to March 2014) the Argentine currency depreciated 49%, whereas in the same period of the previous fiscal year, it had depreciated 13%. Given that a significant portion of our debt is denominated in USD, this process had an adverse impact on our Financial Results. Most of our assets are positive correlated to the dollar; however, in our financial statements they are valued at historical cost plus investments, and are not affected by any kind of revaluation due to the fluctuation of market prices.

10

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2014

Below is the evolution of the exchange rate as published by Banco de la Nación Argentina.

Source: Banco de la Nación Argentina

Brasilagro’s Dividends
During this quarter all the dividends resolved upon the Shareholders’ Meeting dated October 29, 2013 for the sum of BRL 2.33 million, were collected.

Repurchase of Shares
On April 11, 2014, the Shareholders’ Meeting approved a plan for repurchasing shares of stock for up to ARS 200 million, and fixed the repurchase term until December 31, 2014, renewable for an identical term.
On that same date the Board of Directors approved the following terms and conditions for the purchase of Shares:

(i)	Maximum repurchase amount: up to ARS 200 million,
(ii)	Maximum amount of shares to be repurchased: up to 5% of the stock capital in the form of shares of stock or American Depositary Shares (ADS),
(iii)	Daily trading limit: up to 25% of the average daily trading amount during the preceding 90 business days in all the markets where they are listed.
(iv)
Repurchase price: from ARS 1.00 per Share to ARS 13.50 per Share, and from USD 1.00 per ADS to USD 14.00 per ADS, The maximum price may be changed by the Board of Directors after it has been disclosed.

(v)
Repurchase term: until December 31, 2014, beginning on the day immediately following the date of publication of the information on the Buenos Aires Stock Exchange (“BCBA” subject to renewal or extension of the term, to be communicated to the investor public.

(vi)	Origin of the Funds: the repurchases will be made using the Company’s freely available reserves.

11

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2014

Sale of operations in Paraguay (Cresca) to Brasilagro
On December 12, 2013 Cresud sold its operation in Paraguay, through Cresca, to Brasilagro. The transaction price was USD 18.5 million. Brasilagro has paid USD 5.0 million so far; the remaining balance will be paid in December 2014 plus 7% interest rate.
The agreement provides for a price adjustment in the event that Cresca should sell assets: in the event of a potential sale of up to 24,000 hectares of undeveloped land, within one year, Brasilagro shall pay Cresud an amount equivalent to 25% of the price in excess of USD 350 per hectare.
After the closing of the quarter, on April 3, 2014, Cresca executed the preliminary purchase and sale agreement and thus agreed to sell 24,624 hectares located in the Paraguayan Chaco. The total agreed price was USD 600 per hectare. The sale will become effective over the next months.

12

Shareholders' Equity Structure on a Comparative Basis

	03.31.14	06.30.13
Non-Current Assets	11,998,804	9,122,489
Current Assets	3,257,497	3,288,236

Non-Current Liabilities	7,266,865	5,026,809
Current Liabilities	3,132,138	2,664,850

Non-controlling interest	2,516,517	2,231,096
Shareholders' Equity	4,857,298	4,719,066

Income / (Loss) Structure on a Comparative Basis

	03.31.14	06.30.13
Other operating results, net	-52,360	92,332
Profit from operations	930,738	1,106,361
Financial results, net	-1,931,407	-908,761
Share of profit / (loss) of associates and joint ventures	115,183	-9,818

Profit / (loss) before income tax	-885,486	187,782
Income tax expense	357,973	-33,519
Net income / (loss)	-527,513	154,263

Attributable to:
Shareholders of the parent company	-494,238	-26,907
Non-controlling interest	-33,275	181,170

Production Volume
	Quarterly 03.31.14	Cumulative 07.01.13 to 03.31.14
Beef cattle (in Tons)	2,044	5,609
Milk fat (in Tons)	186	615
Crops (in Tons)	284,698	1,075,371

Sales Volume
	Quarterly 03.31.14	Cumulative 07.01.13 to 3.31.14
Beef cattle (in Tons)	509	7,577
Milk fat (in Tons)	186	615
Crops (in Tons)	12,369	740,116

Local Market
	Quarterly 3.31.14	Cumulative 07.01.13 to 3.31.14
Beef cattle (in Tons)	509	7,577
Milk fat (in Tons)	186	615
Crops (in Tons)	12,369	740,116

13

Prospects for the next fiscal year

After two years of experiencing severe droughts in the region, the 2014 season shows a better outlook. While at the start of the planting season there were signs of drought, in the last months rains started to fall in Salta (north of Argentina) and Paraguay, hence the planting season went back to normal. If this level of rainfall continues, the harvest will generate regular yields and higher production levels than in the past fiscal year. On the other hand, in view of the evolution of the exchange rate in Argentina in the last months, we expect better results in our agricultural segments. We expect to sow approximately 213,000 hectares in the group of countries of the region where we have operations.
In terms of prices, the sector is withstanding the juncture of a great U.S. harvest; therefore, prices continue to be depressed but stable. We will keep track of the evolution of commodity prices in calendar year 2014, in light of the seeding estimations in the USA.
As concerns our beef cattle business in Argentina, during this season we stabilized production as weather conditions in Salta improved, whereas cattle prices stay on upward trend. On the other hand, we expect sound prices for the milk business and a competitive margin from our “El Tigre” dairy facility. In addition, we will continue to roll out our strategy of supplementing agriculture in our own farms with agriculture in leased farms and farms under concession. We have increased the area of leased farms by 10%, relocating part of our portfolio in better areas. We expect to obtain good results from this business if the weather continues to be favorable throughout the second part of the 2014 season. Our feedlot and meat packing businesses, which we hold through Cactus Argentina, have started to show positive results, after several months of losses. We hope that market conditions will further improve in the short or medium term, so that the segment becomes as profitable as it was.
As concerns land transformation and value-adding activities, we will make progress in the development of our farms in Argentina, Paraguay and Brazil, where we plan to transform approximately 21,000 hectares that will be placed into production during this fiscal year and in 2015. We remain watchful of sale opportunities that may arise, by disposing of those farms that have reached their highest degree of appreciation. In addition, we will continue to analyze opportunities in other countries of the region, as we plan to form a regional portfolio with high potential for development and value enhancement.

14

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
June 03, 2014